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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032400

REGISTRANT'S NAME United Overseas Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2947

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/26/02

UNITED OVERSEAS BANK LIMITED

annual report 2001



UNITED FOR GROWTH

UNITED OVERSEAS BANK GROUP

contents

All figures in this Annual Report are in Singapore dollars unless otherwise specified.

UNITED FOR GROWTH

United Overseas Bank's acquisition of Singapore-incorporated Overseas Union Bank in 2001 has created a combined group that gives us significant advantages – greater financial strength, a stronger worldwide presence, a wider network of banking channels, and an improved array of products and services. This combination of competencies enhances our franchise and competitive position in the domestic market and provides us with the scale and depth to grow our business in the Asia-Pacific.

The cover depicts UOB Plaza (left) and OUB Centre, symbols of the union of two strong banks for a new era of growth.

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.



273 offices around the world

Singapore	87	Australia	2
Philippines	68	Brunei	2
Malaysia	40	Canada	1
Thailand	38	France	1
Indonesia	10	Japan	1
China	6	Myanmar	1
Hong Kong S.A.R.	6	South Korea	1
USA	4	United Kingdom	1
Taiwan	3	Vietnam	1

United Overseas Bank (UOB) is a leading bank in Singapore with an international network that comprises 273 offices in 18 countries in the Asia-Pacific region, Western Europe and North America.

Its banking subsidiaries in Singapore comprise Far Eastern Bank and Industrial & Commercial Bank, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches, offices and subsidiaries: personal financial services, private banking, trust services, commercial and corporate banking, corporate finance, capital market activities, treasury services, asset management, venture capital management, proprietary investments, general insurance and life assurance. It also offers stockbroking services through its associate, UOB-Kay Hian Holdings. Today, UOB is the largest credit card issuer in Singapore with a card base that exceeds 730,000. It is also the market leader in loans to small and medium-sized enterprises and a recognised leader in the personal loans business.

Through its other subsidiaries and associates (principally the United Overseas Land Group and Haw Par Group), UOB also has diversified interests in travel, leasing, property development, hotel management, healthcare, manufacturing and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

	The Group		
	2001	2000	Increase/ Decrease
Profit For The Year ($'000)			
Profit before taxation	**1,197,562**	1,185,876	1.0%
Net profit after tax	**924,579**	912,895	1.3%
Selected Balance Sheet Items As At Year-End ($'000)			
Customer loans (net of provisions)	**60,892,094**	30,045,283	102.7%
Customer deposits	**74,451,684**	43,405,504	71.5%
Total assets	**113,310,330**	66,324,052	70.8%
Shareholders' funds	**12,653,706**	6,968,173	81.6%
Financial Ratios			
Basic earnings per share (cents)	**77.3**	86.8	-10.9%
Return on average shareholders' funds (%)	**10.8**	13.5	-2.7% points
Return on average total assets (%)	**1.2**	1.5	-0.3% point
Expense to income ratio (%)	**39.3**	39.5	-0.2% point
Dividend rates (%)			
– Interim and final	**40.0**	40.0	–
Net tangible asset backing per share ($)	**5.65**	6.62	-14.7%
Capital adequacy ratio (BIS) (%)			
– Tier 1 capital	**11.8**	17.1	-5.3% points
– Total capital	**18.5**	19.8	-1.3% points



Wee Cho Yaw
Chairman & Chief Executive Officer

2001 Review

It has been a momentous and challenging year for the UOB Group. Even as we wrestled with the attendant problems of the global economic downturn, we emerged as the largest banking group in the Singapore domestic market with the acquisition of Overseas Union Bank (OUB).

From a high growth rate of 9.9% in 2000, Singapore ended 2001 with a negative 2%. The sharp reversal was largely attributable to the slowdown in the American economy, the slump in the electronics industry and business contraction in the regional economies. The terrorist attacks in New York on 11 September further aggravated the world economy.

While China continued to enjoy creditable growth of 7.3% in 2001, its attractiveness to foreign investors, following its entry to the World Trade Organisation, cast a pall on foreign investments into South-East Asia.

On 29 June, UOB and OUB jointly held a press conference to announce a friendly takeover offer by UOB, with the support of the principal shareholders of OUB. This followed an earlier unsolicited offer made by DBS Bank for OUB. UOB's conditional offer priced each OUB share at $4.02 cash and 0.52 UOB share.

On 26 October, OUB became a wholly-owned subsidiary of the Bank when all its issued share capital was acquired. OUB was delisted from the Singapore Exchange and, on 2 January 2002, the legal merger of the two banks was effected.

Effective cost of the purchase of OUB amounted to $9 billion. At 31 December 2001, the combined UOB Group had total assets of $113 billion, loans outstanding of $61 billion and non-bank deposits of $74 billion. UOB's leadership position in consumer banking has also been further enhanced and we now have the largest loan portfolio for Small and Medium-sized Enterprises (SMEs).

2001 Performance And Dividend

Including OUB Group's three-month contributions, the UOB Group achieved an After-Tax Profit of $925 million in 2001, representing a 1.3% growth over our 2000 profit. Return on equity dropped from 13.5% to 10.8%, while basic earnings per share fell from 86.8 cents to 77.3 cents.

The growth in profit was mainly due to higher net interest income resulting from an increased loan volume, higher fee and commission income and higher profit on foreign exchange. These were partially offset by higher operating expenses, lower contribution from associates and higher specific provisions for doubtful debts.

Excluding OUB Group's contributions and the takeover costs, the Group's After-Tax Profit amounted to $836 million, compared with $913 million in 2000. For UOB, After-Tax Profit increased from $710 million to $747 million. The higher profit was mainly attributable to higher gains from disposal of properties and lower provision for investments, partly offset by higher provision for loans.

Far Eastern Bank's After-Tax Profit fell from $11.2 million to $7.9 million, while for Industrial & Commercial Bank (ICB), After-Tax Profit improved from $74 million to $84.4 million. United Overseas Insurance's After-Tax Profit fell from $10.3 million to $9.9 million.

As for our regional banking subsidiaries, United Overseas Bank (Malaysia) suffered from a squeeze in margins and flat corporate loans, which were offset by growth in personal loans and fee-based activities. Net Profit After Tax fell from $93.4 million to $72.3 million. Boosted by income from its housing loans and credit cards, UOB Radanasin Bank reduced its loss in 2001 from $51.3 million to $28 million. PT Bank UOB Indonesia improved its After-Tax Profit from $10.4 million to $13.8 million while United Overseas Bank Philippines increased its loss marginally from $32.2 million to $33.9 million.

The UOB Board proposes that $400 million be transferred to reserves, and recommends a final dividend of 25% less 24.5% income tax. Together with the interim dividend of 15%, the total dividend for 2001 is 40%.

Corporate Developments

Following the acquisition of OUB, Dr Lien Ying Chow has been appointed as Honorary Life Counsellor of UOB. Mr Lee Hee Seng, former Chairman of OUB, has joined UOB as our Senior Deputy Chairman.

Integrating the two banks to facilitate business synergies was the top priority in the fourth quarter of 2001. As advisors, we appointed Accenture (for IT and operations integration) and Towers Perrin (for human resource issues). An Integration Steering Committee, comprising the top four members of the management team (Chairman & CEO, Senior Deputy Chairman, Deputy Chairman & President and Deputy President), sets the policies and directs the strategy of the integration process.

To strengthen the Group's and the Bank's capital structure upon the acquisition of OUB, the Bank issued $1.3 billion 4.95% Subordinated Notes due in 2016 with a call option after 10 years, and US$1.268 billion Subordinated Floating Rate Notes due in 2011 but callable in 2002. These notes qualify as Upper Tier 2 regulatory capital.

Progress on the division-by-division integration has generally been smooth, and full integration of the two banks is targeted for end-July this year, ahead of our original schedule. By then, all customers will be able to transact their banking needs seamlessly through the Group's various delivery channels and enjoy the benefits arising from the business synergies of the combined Group.

As a consequence of redundancies resulting from integration, our staff strength would have to be reduced by 2,000 worldwide. As at 6 March 2002, 1,273 staff had left the Bank through retrenchments and voluntary separation schemes in Singapore and our overseas locations.

Notwithstanding the integration efforts, we continued to focus on improving our services and products through IT and rationalisation of our work processes. As more of our customers use the Internet to conduct their banking transactions, we have enhanced the security features of our Internet banking channel, www.uobgroup.com. Our Call Centre's range of functionalities has also been widened to cater to the needs of our corporate customers.

Following the acquisition of OUB, the UOB Group has acquired substantial interests in Overseas Union Enterprise, Overseas Union Securities, Overseas Union Trust and OUB Manulife.

On 15 March 2002, Tye Hua Investments Pte. Ltd., a wholly-owned subsidiary of UOB, announced that it intends to make a voluntary conditional cash offer to acquire all the issued and fully paid-up ordinary shares of ICB at an offer price of $5.60 in cash for each share ('Offer'). UOB owns 87.45% of the issued ordinary share capital of ICB and has given an irrevocable undertaking to accept the Offer in respect of all the shares held by UOB. The Offer is being made to enable UOB to privatise ICB.

Also on 15 March 2002, UOB and Overseas Union Trust (OUT), a 52.86% subsidiary of UOB, jointly announced a proposed scheme of arrangement under Section 210 of the Companies Act, Chapter 50 ('Scheme') to privatise OUT. Under the Scheme, UOB will offer $4.60 for each OUT share that it does not already own.

Upon the completion of the privatisation of ICB and OUT pursuant to the Offer and the Scheme respectively, UOB will proceed to delist them from the SGX-ST. The takeover Offer and the Scheme of arrangement are part of UOB's on-going exercise to consolidate its subsidiaries for greater efficiency of resources.

2002 Prospects

The Singapore Government's preliminary estimate for 2002 is a growth rate of between 1% and 3%. While there appears to be consensus that the worst is over for the US and Western Europe, a strong economic rebound in Singapore is likely to take place only in the second half of the year. Much will depend on the strength of the American recovery and the upturn in the electronics industry.

With full integration of OUB later this year, however, we should be able to start harvesting the fruits of our business synergies. We now have a larger talent pool, a bigger local and international network and more product offerings for our enlarged customer base. Our senior management team has been further strengthened with the addition of four new Executive Vice Presidents, who bring with them a wealth of banking experience.

Within the region, China will continue to be the engine of growth. The Bank will continue to focus on our strategy of expanding our business activities in Greater China. To date, we have signed Memorandums of Understanding with two Chinese banks for closer cooperation, established a venture capital fund in Shenzhen, obtained a licence to trade in 'B' shares for UOB Asia (Hong Kong), and started issuing credit cards in Hong Kong S.A.R. We intend to develop more strategic alliances with Chinese institutions in the areas of venture capital, fund management and capital market activities.

With the largest branch network among foreign banks in the country, United Overseas Bank (Malaysia) is well positioned to grow its corporate and personal banking activities in tandem with Malaysia's economic upturn. We are also optimistic that UOB Radanasin Bank will break-even this year.

Acknowledgements

The Board has been further strengthened with six additional members, namely, Mrs Margaret Lien and Messrs Lee Hee Seng, Ngiam Tong Dow, Tan Kok Quan, Ng Boon Yew and Prof Lim Pin. I am confident that, with their rich and varied experience, the new Directors will be invaluable assets to the Bank and the Group.

Mr Ho Sim Guan, who has been a Director since 1971, has decided not to seek re-election at the forthcoming Annual General Meeting. An entrepreneur with a wide range of business interests, Mr Ho has provided invaluable advice and guidance in the last 31 years. The Board expresses its deep appreciation to Mr Ho for his contributions.

I thank all Directors for their wise counsel, and management and staff for their contributions during the year under review. My appreciation also goes to UOB shareholders and the Group's customers for their support in 2001.

Wee Cho Yaw
Chairman & Chief Executive Officer
March 2002

Group Assets

2001: $113,310 million + 70.8%
2000: $66,324 million



$ million
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000

	1997	1998	1999	2000	2001
$	49,362	50,789*	56,774	66,324	113,310
US$	29,443	30,587*	34,068	38,293	61,216

Group Customer Deposits

2001: $74,452 million + 71.5%
2000: $43,406 million



$ million
80000
70000
60000
50000
40000
30000
20000
10000

	1997	1998	1999	2000	2001
$	35,635	36,492	40,728	43,406	74,452
US$	21,256	21,976	24,439	25,061	40,223

Group Customer Loans

2001: $60,892 million + 102.7%
2000: $30,045 million



$ million
80000
70000
60000
50000
40000
30000
20000
10000

	1997	1998	1999	2000	2001
$	29,770	27,653	27,259	30,045	60,892
US$	17,757	16,653	16,357	17,347	32,897

Group Loans/Customer Deposits Ratio

2001: 81.8% + 12.6% points
2000: 69.2%



%
110
100
90
80
70
60
50

1997	1998	1999	2000	2001
83.5%	75.8%	66.9%	69.2%	81.8%

** Figures/ratios have been adjusted for impact of equity accounting.*

financial highlights

Group Shareholders' Funds

2001: $12,654 million + 81.6%

2000: $6,968 million



13000
12000
11000
10000
9000
8000
7000
6000
5000
4000
$ million

	1997	1998	1999	2000	2001
$	5,327	5,878*	6,191	6,968+	12,654
US$	3,177	3,540*	3,715	4,023+	6,836

Group Net Profit After Tax

2001: $924.6 million + 1.3%

2000: $912.9 million



1000
900
800
700
600
500
400
300
200
100
$ million

	1997	1998	1999	2000	2001
$	502	332	760	913	925
US$	299	200	456	527	500

Group Capital Adequacy Ratio

2001: 18.5% – 1.3% points

2000: 19.8%



30
27
24
21
18
15
12
9
6
3
%

1997	1998	1999	2000	2001
20.7%	21.4%*	21.7%	19.8%	18.5%

Bank Net Profit After Tax

2001: $746.6 million + 5.1%

2000: $710.1 million



750
700
650
600
550
500
450
400
350
300
250
200
$ million

	1997	1998	1999	2000	2001
$	270	230	542#	710+	747
US$	161	138	325#	410+	403

Excludes extraordinary items.

Group Return On Average Shareholders' Funds

2001: 10.8% – 2.7% points

2000: 13.5%


%
18
16
14
12
10
8
6
4
2

	1997	1998	1999	2000	2001
UOB Group	9.4%	5.7%*	12.6%	13.5%+	10.8%
Major Local Bank Groups	7.9%	4.4%*	10.6%	12.1%+	9.6%

-○- UOB Group -○- Average Rate of Major Local Bank Groups

Group Adjusted Earnings Per Share

2001: 77.3 cents – 10.9%

2000: 86.8 cents


cents
100
90
80
70
60
50
40
30
20

	1997	1998	1999	2000	2001
¢	48.7	31.7	72.4	86.8	77.3
US¢	29.0	19.1	43.4	50.1	41.8

Group Return On Average Total Assets

2001: 1.2% – 0.3% point

2000: 1.5%


%
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2

	1997	1998	1999	2000	2001
UOB Group	1.0%	0.7%	1.4%	1.5%	1.2%
Major Local Bank Groups	0.9%	0.5%	1.2%	1.4%	1.0%

-⊚- UOB Group -⊚- Average Rate of Major Local Bank Groups

Dividends

Dividend Payment

2001: $415.8 million + 31.5%

2000: $316.3 million

Dividend Cover

2001: 2.2 times – 24.1%

2000: 2.9 times


$ million
500
450
400
350
300
250
200
150
100
times
9
8
7
6
5
4
3
2
1
18%
18%
45%++
40%
40%

		1997	1998	1999	2000	2001
Dividend Payment	$	133	133	416	316	416
	US$	79	80	250	183	225
-⊚-	times	3.8	2.5*	5.0**	2.9	2.2

Dividend Payment -⊚- Dividend Cover ☐ Dividend Rate

*** Dividend cover is 1.8 times if the special tax exempt bonus dividend is included.*

++ Includes special tax exempt bonus dividend of 25%.

** Figures/ratios have been adjusted for impact of equity accounting.*

+ Figures/ratios have been adjusted for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date.

Group Total Income

Net Interest Income
2001: $1,429 million + 19.3%
2000: $1,198 million

Non-Interest Income
2001: $795 million + 12.9%
2000: $704 million


$ million
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
1,661
1,715
1,788
1,903
2,224

		1997	1998	1999	2000	2001
Net Interest Income	$	1,108	1,201	1,133	1,198	1,429
	US$	661	723	680	692	772
Non-Interest Income	$	553	514	655	704	795
	US$	330	310	393	406	429

Net Interest Income · Non-Interest Income

Group Total Non-Performing Loans (NPLs)

NPLs
2001: $5,968 million + 142.4%
2000: $2,462 million

NPLs As A % Of Gross Non-Bank Loans
2001: 9.3% + 1.5% points
2000: 7.8%


$ million
7000
6000
5000
4000
3000
2000
1000
14
12
10
8
6
4
2
%

		1997	1998	1999	2000	2001
NPLs[##]	$	928	2,072	2,834	2,462	5,968
	US$	554	1,248	1,701	1,421	3,224
-o-	%	3.0	7.1	9.8	7.8	9.3

NPLs[##] · -o- NPLs (Excluding Debt Securities) As A % Of Gross Non-Bank Loans

Group Total Cumulative Provisions

Cumulative Specific Provision
2001: $1,899 million + 111.9%
2000: $896 million

Cumulative General Provision
2001: $1,435 million + 86.8%
2000: $768 million

Total Cumulative Provisions As A % Of Doubtful And Loss NPLs
2001: 157.5% – 22.4% points
2000: 179.9%


$ million
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50
%
809
1,518
1,774
1,664
3,334

		1997	1998	1999	2000	2001
Specific Provision[##]	$	319	735	955	896	1,899
	US$	190	443	573	517	1,026
General Provision	$	490	783	819	768	1,435
	US$	292	472	491	443	775
-o-	%	239.7	177.8	181.2	179.9	157.5

Specific Provision[##] · General Provision · -o- Cumulative Provisions As A % Of Doubtful And Loss NPLs

[##] Prior years' figures have been restated to conform with the current year's presentation.

Honorary Life Counsellor
Dr Lien Ying Chow

Board Of Directors
Wee Cho Yaw (Chairman & Chief Executive Officer)
Lee Hee Seng (Senior Deputy Chairman)
Wee Ee Cheong (Deputy Chairman & President)
Koh Beng Seng (Deputy President)
Ho Sim Guan
Ngiam Tong Dow
Ernest Wong Yuen Weng
Wong Meng Meng
John C Dean Jr
Sim Wong Hoo
Philip Yeo Liat Kok
Dr Cham Tao Soon
Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Ng Boon Yew

Executive Committee
Wee Cho Yaw (Chairman)
Lee Hee Seng (Deputy Chairman)
Wee Ee Cheong
Koh Beng Seng
Ho Sim Guan
Ngiam Tong Dow

Audit Committee
Ernest Wong Yuen Weng (Chairman)
Wee Ee Cheong
Philip Yeo Liat Kok
Dr Cham Tao Soon
Tan Kok Quan

Nominating Committee
Wong Meng Meng (Chairman)
Wee Cho Yaw
Lee Hee Seng
John C Dean Jr
Sim Wong Hoo

Compensation Committee
Wee Cho Yaw (Chairman)
Lee Hee Seng
Ho Sim Guan
Dr Cham Tao Soon
Philip Yeo Liat Kok
Prof Lim Pin

Secretary
Vivien Chan

Share Registrar
Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Dr Chew Kia Ngee

Registered Office
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations
80 Raffles Place
#16-22 UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 4439/6539 4416
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

1. Wee Cho Yaw
2. Lee Hee Seng
3. Wee Ee Cheong



Wee Cho Yaw

Chairman & Chief Executive Officer

Age 73. A career banker with more than 40 years of experience. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 24 May 2001. Executive Director since 1958. Chairman of the Executive Committee since 1976. Chairman of the Bank's Compensation Committee and member of its Nominating Committee. Chairman of UOB subsidiaries – Far Eastern Bank, Industrial & Commercial Bank and United Overseas Insurance. Chairman of United International Securities, Haw Par Corporation, Haw Par Healthcare, Hotel Plaza, United Industrial Corporation, United Overseas Land and Singapore Land and its subsidiary, Marina Centre Holdings. Director of Singapore Press Holdings. Member of the Asia-Pacific Advisory Committee, New York Stock Exchange. Honorary President of Singapore Chinese Chamber of Commerce & Industry.

Lee Hee Seng

Senior Deputy Chairman

Age 75. An accountant and banker by qualification, with 24 years of experience in finance and management before joining OUB as Director in 1972. Spent 27 years with OUB culminating with his appointment as Chairman from May 1995 to October 2001. Appointed Senior Deputy Chairman of UOB in November 2001.

Appointed to the Board on 31 October 2001. An Executive Director and Deputy Chairman of the Bank's Executive Committee. Member of its Nominating Committee and Compensation Committee. Chairman of UOB subsidiary, Overseas Union Trust. Chairman of Overseas Union Enterprise. Director of Singapore Press Holdings and Marina Centre Holdings. Former Chairman of Housing & Development Board, Public Service Commission, the Presidential Elections Committee and the Lee Kuan Yew Exchange Fellowship.

Fellow of the Chartered Institute of Bankers, Australian Society of Certified Practising Accountants, Institute of Certified Public Accountants of Singapore and Institute of Chartered Secretaries and Administrators, and Companion of the Institute of Management, UK.

Wee Ee Cheong

Deputy Chairman & President

Age 49. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Executive Director since 1990. Member of the Bank's Executive Committee and Audit Committee. Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, Industrial & Commercial Bank, United Overseas Insurance, Overseas Union Trust, United International Securities, Hotel Plaza and United Overseas Land. Director of VISA International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Council Member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry. Served as Deputy Chairman, Housing & Development Board (1995 – 2000) and Director, Port of Singapore Authority (1997 – 2000).

Holds a Bachelor of Science (Business Administration) and Master of Arts (Applied Economics) from The American University, Washington DC.

4. Koh Beng Seng
5. Ho Sim Guan
6. Ngiam Tong Dow



Koh Beng Seng

Deputy President

Age 51. Joined UOB as Deputy President in 2000. Spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 24 May 2001. Executive Director since 2000. Member of the Bank's Executive Committee. Director of UOB subsidiaries – Far Eastern Bank and Industrial & Commercial Bank. Director of Chartered Semiconductor Manufacturing and ST Assembly Test Services. Served as Advisor (part-time) to the International Monetary Fund (1998 – 2001).

Holds a Bachelor of Commerce (Honours) from Nanyang University and Master of Business Administration from Columbia University, USA.

Ho Sim Guan

Age 76. A veteran businessman with more than 45 years of experience in the plantation, hotel and banking sectors. Chairman of the Tai Tak Group of Companies in Singapore and Malaysia who is actively involved in Tai Tak's investment activities in Asia.

Appointed to the Board on 15 June 1971. Last re-appointed as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Executive Committee and Compensation Committee. Director of UOB subsidiaries – Far Eastern Bank, Industrial & Commercial Bank and United Overseas Insurance.

Ngiam Tong Dow

Age 64. Chairman of Housing & Development Board. Has a distinguished public service career, having served as Permanent Secretary of the Prime Minister's Office, Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. An independent and non-executive Director. Member of the Bank's Executive Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore and Master of Public Administration from Harvard University, USA.

7. Ernest Wong Yuen Weng
8. Wong Meng Meng
9. John C Dean Jr
10. Sim Wong Hoo
11. Philip Yeo Liat Kok



Ernest Wong Yuen Weng

Age 56. Group CEO and Director of MediaCorp (Media Corporation of Singapore). Built his career first with the Economic Development Board in 1967 and then with the Ministry of Finance before joining UOB in 1972. President of UOB from 1990 to 2000 when he left to take up his current appointment at MediaCorp. Has served as Chairman of the Association of Banks in Singapore and Board Member of Economic Development Board.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Director of United Overseas Land and Raffles Holdings. Council Member of Nanyang Technological University (NTU) and Chairman of the NTU Endowment Fund Investment Committee.

Holds a Bachelor of Science (Chemical Engineering, Honours) from the University of Surrey, UK.

Wong Meng Meng

Age 53. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 24 May 2000. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiaries – Far Eastern Bank and Industrial & Commercial Bank. Honorary Legal Advisor to the Real Estate Developers' Association of Singapore.

Holds a Bachelor of Law (Honours) from the University of Singapore. Accredited Arbitrator to the Singapore International Arbitration Centre.

John C Dean Jr

Age 54. A banking professional in the United States with more than 20 years of experience. Chairman of Silicon Valley Bancshares and Silicon Valley Bank.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Nominating Committee. Director of UOB subsidiaries – Far Eastern Bank and Industrial & Commercial Bank. Director and Advisor to several US and foreign venture capital firms and technology companies. Member of the Wharton Entrepreneurial Advisory Board. Former President & CEO of Pacific First Bank, First Interstate Bank of Washington and First Interstate Bank of Oklahoma.

Holds a Master of Business Administration in Finance from the University of Pennsylvania, USA.

Sim Wong Hoo

Age 46. Founder, Chairman, Chief Executive Officer and Director of Singapore-based Creative Technology (Nasdaq: CREAF). A prominent technopreneur and pioneer best known for bringing sound, video and digital entertainment technology into the personal computer.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 24 May 2000. An independent and non-executive Director. Member of the Bank's Nominating Committee. Director of UOB subsidiaries – Far Eastern Bank and Industrial & Commercial Bank. Director of Frontline Technologies Corporation and MediaRing.com.

Philip Yeo Liat Kok

Age 55. Chairman of the Agency for Science, Technology & Research (A*STAR). Recognised for his contributions to Singapore's economic development and his pioneering role in the development of the country's information technology industry. Brings to the Bank wide government and private sector experience over a 30-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Audit Committee and Compensation Committee. Director of UOB subsidiaries – Far Eastern Bank and Industrial & Commercial Bank. Co-Chairman of Economic Development Board. Chairman of CapitaLand.

Holds a Bachelor of Science (Industrial Engineering) and Doctorate of Engineering from the University of Toronto,

12. Dr Cham Tao Soon
13. Tan Kok Quan
14. Prof Lim Pin
15. Mrs Margaret Lien Wen Hsien
16. Ng Boon Yew



12
13
14
15

Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University, USA.

Dr Cham Tao Soon

Age 62. Professor & President of Nanyang Technological University with more than 30 years of experience in academia.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Audit Committee and Compensation Committee. Director of UOB subsidiaries – Far Eastern Bank and Industrial & Commercial Bank. Chairman of NatSteel and Singapore Symphonia Company. Director of Adroit Innovations, Ei-Nets, Keppel Corporation, Robinson & Company and WBL Corporation. Board Member of Land Transport Authority.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, Bachelor of Science (Mathematics, Honours) from the University of London and Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

Tan Kok Quan

Age 63. Partner of Tan Kok Quan Partnership. Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of UOB subsidiary, Overseas Union Trust. Chairman of Network Foods International. Former Deputy Chairman of Public Utilities Board.

Holds a Bachelor of Law (Honours) from the University of Singapore.

Prof Lim Pin

Age 66. University Professor & Professor of Medicine at the National University of Singapore. Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. An independent and non-executive Director. Member of the Bank's Compensation Committee. Director of Raffles Medical Group. Corporate Advisor to Singapore Technologies. Governor of the Institute of Policy Studies and Singapore International Foundation. Chairman of the National Wages Council and Bio-ethics Advisory Committee. Former Vice-Chancellor of the National University of Singapore.

Holds a Master of Arts and Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

Margaret Lien Wen Hsien (Mrs)

Age 59. Appointed to the Board on 1 October 2001. An independent and non-executive Director. Director of Overseas Union Enterprise, Lien Ying Chow Private Limited and Wah Hin & Company. Member of the National Parks Board. Governor of the Lien Foundation.

Holds a Bachelor of Law (Honours) from the London School of Economics and Political Science, University of London.

Ng Boon Yew

Age 47. A Certified Public Accountant and Practising Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. An independent and non-executive Director. Corporate Advisor to Singapore Technologies. Director of Datapulse Technology, Fischer Tech and Royal Clicks. Member of the Public Accountants Board.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.

Terence Ong Sea Eng
Senior Executive Vice President,
Global Treasury and Asset Management
Mr Ong joined UOB in 1982. He holds a Bachelor of Accountancy from the University of Singapore and has almost 20 years of experience in treasury services and operations. Mr Ong was the Deputy General Manager of the Board of Commissioners of Currency Singapore before joining UOB.

Samuel Poon Hon Thang
Senior Executive Vice President, Institutional Banking
Mr Poon joined UOB in 1988. He holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in Citibank N.A. for nine years.

Joseph Chen Seow Chan
Managing Director,
Trading & Institutional Treasury Services, Global Treasury
Mr Chen joined UOB in 1989. He holds a Bachelor of Science (Honours) from the University of Singapore. Mr Chen has 25 years of experience in the treasury and fixed income business. Before joining UOB, he worked in a number of major foreign banks and the Monetary Authority of Singapore.

Gracy Choo (Mrs)
Executive Vice President & Special Assistant
to the Deputy Chairman & President
Mrs Choo joined UOB in January 2002. She holds a Bachelor of Business Administration (Honours) from the University of Singapore. Mrs Choo has over 30 years of banking experience, having worked in OUB and Citibank N.A.

Bill Chua Teck Huat
Executive Vice President, Operations
Mr Chua joined UOB in January 2002. He holds a Bachelor of Arts (Economics) and Bachelor of Engineering (Industrial, Honours) from the University of Newcastle, Australia. Mr Chua has more than 20 years of experience in wholesale and consumer banking. Prior to joining UOB, he worked in OUB and Citibank N.A.

Susan Hwee (Ms)
Executive Vice President, Information Technology
Ms Hwee joined UOB in 2001. She holds a Bachelor of Science from the National University of Singapore. Ms Hwee, with almost 20 years of experience in information technology, has held appointments in Keppel TatLee Bank, Citibank N.A. and IBM.

Kuek Tong Au
Executive Vice President, Corporate Services
Mr Kuek joined UOB in 1970. His key responsibilities include the management of the Bank's corporate affairs, financial control, investor relations, legal and secretariat, property and tax functions. Mr Kuek holds a Bachelor of Accountancy (Honours) from the University of Singapore and has more than 30 years of experience in finance.

Michael Lau Hwai Keong
Executive Vice President,
International and Strategic Planning & Research
Mr Lau joined UOB in 2000. He holds a Bachelor of Business Administration (Honours) from the National University of Singapore. He is also a Chartered Financial Analyst. Mr Lau has more than 16 years of experience in the financial services industry, and previously held senior appointments in the Central Depository and Monetary Authority of Singapore.

Francis Lee Chin Yong
Managing Director & Chief Executive, United Overseas Bank (Malaysia) Bhd
Mr Lee joined UOB in 1980. He was appointed to his current position following the merger of OUB's operations in Malaysia into United Overseas Bank (Malaysia) Bhd on 2 February 2002. Prior to that, he has headed United Overseas Bank (Malaysia) Bhd as its Chief Executive Officer since September 1998. Mr Lee has spent 21 years in UOB, holding senior positions in operations and consumer services.

David Loh Hong Kit
Executive Vice President, Risk Management & Compliance
Mr Loh joined UOB in 2000. He holds a Bachelor of Science (Honours) from the University of Birmingham, UK and Master of Business Administration from the University of New South Wales. He is also a Chartered Financial Analyst. Mr Loh has more than 18 years of experience in the financial services industry. He was Senior Vice President in the now Singapore Exchange Derivatives Trading/Derivatives Clearing from 1992 to 1999.

Sim Puay Suang (Ms)
Executive Vice President, Personal Financial Services
Ms Sim joined UOB in 1978. She holds a Bachelor of Arts from the University of Singapore. A 23-year career banker in UOB, Ms Sim has extensive experience and expertise in consumer banking.

Philip Tan Yuen Fah
Executive Vice President & Special Assistant to the Senior Deputy Chairman
Mr Tan joined UOB in January 2002. He holds a Bachelor of Accountancy from the University of Singapore and Bachelor of Law from the University of Wolverhampton, UK. Mr Tan has more than 30 years of experience in finance. He held senior positions in OUB before joining UOB.

Wee Joo Yeow
Executive Vice President, Corporate Banking
Mr Wee joined UOB in January 2002. He holds a Master of Business Administration from New York University. A career banker with 28 years of corporate banking experience, Mr Wee has held senior appointments in OUB and First National Bank of Chicago prior to joining UOB.

Wong Chong Fatt
Executive Vice President, High Networth Customers & Managing Director, Banknotes, Futures & Personal Treasury Services, Global Treasury
Mr Wong joined UOB in 2000. He holds a Bachelor of Commerce from Nanyang University. Mr Wong brings to the Bank more than 20 years of experience in treasury products, having held senior appointments in ABN AMRO Futures, NatWest Futures and HSBC Futures.

Yeo Eng Cheong
Executive Vice President, Commercial Credit
Mr Yeo joined UOB in 1986. He holds a Bachelor of Business Administration (Honours) from the University of Singapore. Mr Yeo is a career banker with 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).

Larry Lam
Senior Vice President & Head, Internal Audit
Mr Lam joined UOB in 1998. He holds a Bachelor of Information Systems and Master of Business Administration from California State Polytechnic University. Mr Lam is a Certified Public Accountant (California License) as well as a Certified Information Systems Auditor. He brings to the Bank 17 years of internal and external auditing and information technology experience from the United States. Mr Lam is currently serving as a Governor of the Institute of Internal Auditors, Singapore.

The UOB ('the Bank') Group is committed to good standards of corporate governance. This report describes the corporate governance practices of the Bank during the year.

Board Of Directors

The Board of UOB comprises 16 distinguished members, six of whom were from the OUB Board. They joined in October 2001, following the successful acquisition by the Bank of OUB. Of the 16 directors, 12 are independent and non-executive members. The directors have distinguished careers in the banking, finance, law, public, business and management sectors. Detailed information on the directors' experience and qualifications are given under the section 'Board Of Directors' on pages 12 to 15.

The Board has oversight responsibilities for the business and affairs of the Bank. The Board sets the overall business direction and provides guidance on the Bank's strategic plans. It delegates the formulation of business policies and day-to-day management to various committees and the Chief Executive Officer. The Board meets regularly to review the Bank's business plans and the operating results achieved.

The Board meets at least four times a year. The attendance of every Board member at the meetings of the Board and the various Board Committees is given on page 21.

Executive Committee

The Executive Committee (Exco) was established by the Board to formulate the Bank's business strategies and conduct on-going monitoring of the Group's performance. The six-member Exco comprises Ho Sim Guan and Ngiam Tong Dow who are non-executive directors, and four executive directors, namely, Wee Cho Yaw, Lee Hee Seng, Wee Ee Cheong and Koh Beng Seng. The Exco schedules meetings on a monthly basis, and has been given delegated authority to exercise certain of the Board's powers.

The Chief Executive Officer is responsible for the day-to-day operation of the Bank. The Board has conferred upon the Exco and the Chief Executive Officer certain discretionary limits and authority for credit and loan approvals, treasury and investment activities, capital expenditure, budgeting and human resource management.

Audit Committee

The Audit Committee comprises five members, all of whom, except Wee Ee Cheong, are independent and non-executive directors. Ernest Wong Yuen Weng chairs the Audit Committee. The other members of the Committee are Philip Yeo Liat Kok, Dr Cham Tao Soon and Tan Kok Quan. The Committee meets at least three times a year. Additional meetings could be called by the Chairman of the Audit Committee to discuss specific audit issues when necessary.

In its review of the audited financial statements for the year ended 2001, the Audit Committee discussed with Management and the External Auditors the quality of the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with Management and the External Auditors, the Audit Committee was of the view that the financial statements were fairly presented in conformity with generally accepted accounting principles in all material respects.

The Audit Committee had received the requisite disclosures from the External Auditors evidencing the External Auditors' independence. The Committee had also considered the financial, business and professional relationships between the External Auditors and the Bank, and was of the view that such relationships were not incompatible with maintaining the independence of the External Auditors.

The Committee has the power to conduct or authorise investigations into any matter within its terms of reference. In the opinion of the Committee, the Bank has complied with the Singapore Exchange Securities Trading Limited (SGX-ST) Best Practices Guide On Audit Committee.

Nominating Committee

The Nominating Committee (NC) was established by the Board to assist the Board in identifying individuals and reviewing nominations for appointment and re-appointment to the Board, the Executive Committee, the Audit Committee, the Compensation Committee and the key management positions of Chief Executive Officer, President, Deputy President and Chief Financial Officer and any other officer with responsibilities and functions similar to any of these officers.

The NC is of the view that all directors are independent except for Wee Cho Yaw, Lee Hee Seng, Wee Ee Cheong and Koh Beng Seng who are executives of the Bank. Wong Meng Meng is considered not independent under the Code Of Corporate Governance because his firm provides legal services to the Bank and the UOB Group. Ernest Wong Yuen Weng retired from the Bank as President in 2000 and is also considered not independent under the Code. Notwithstanding their relationship with the UOB Group, the NC is of the opinion (which was arrived at without Wong Meng Meng's participation) that both Wong Meng Meng and Ernest Wong Yuen Weng may be regarded as independent directors because they are able to maintain their objectivity and independence at all times in the discharge of their duties as directors.

The NC (with Wong Meng Meng and Sim Wong Hoo abstaining in respect of their re-nomination) recommended to the Board that Wee Cho Yaw, Lee Hee Seng, Ngiam Tong Dow, Wong Meng Meng, Sim Wong Hoo, Tan Kok Quan, Prof Lim Pin, Margaret Lien Wen Hsien and Ng Boon Yew be nominated for re-appointment at the forthcoming Annual General Meeting.

In making its recommendation, the NC had considered the directors' overall contribution and performance based on various criteria, including attendance and participation at meetings, candour, business judgement, expertise and sense of accountability. The NC accorded different weightage with respect to the criteria to different directors as they have different core competencies. Although the NC has followed the Code's guidance notes and adopted 'attendance' as one of the criteria, the NC was of the view that attendance by itself should not be given undue weightage. Conversely, the absence of any director from most or all meetings should not be counted against him or her as a matter of course. Moreover, a director's individual contribution is sometimes given informally and not in a Board setting. Hence, the NC has decided that little adverse weightage be given to absence from meetings in respect of those directors whose business schedules do not permit their attendance on dates and times suited to the Bank and the majority of directors, but who have, otherwise, contributed their valuable insight and counsel to the Chief Executive Officer and Management of the Bank.

Compensation Committee

The Compensation Committee, comprising six directors, assists the Board in reviewing the executive and non-executive directors' remuneration, executive staff compensation and development in the UOB Group. The Committee's terms of reference include the determination of a remuneration policy that would attract, retain and motivate a pool of executive talent, deliver improved shareholder value by ensuring that individual performance and reward are reflective of the business objectives of the Group, and align the interests of all staff as closely as possible with the interests of shareholders.

The current compensation policy emphasises competitive positioning, remuneration with fixed and variable components and incentive payments for achievement of set goals. Various tools are employed to track and measure individual performance.

The members of the Compensation Committee are Wee Cho Yaw who chairs the Committee, and Lee Hee Seng, Ho Sim Guan, Dr Cham Tao Soon, Philip Yeo Liat Kok and Prof Lim Pin. Except for Wee Cho Yaw and Lee Hee Seng, the other members of the Compensation Committee are independent directors. The Board regards Wee Cho Yaw, the Chief Executive Officer with more than 40 years' service in the Bank, as the best person to chair the Compensation Committee.

Performance Planning And Monitoring

The Bank has a comprehensive planning, budgeting and monitoring system based on key performance indicators for each business area and cost centre. Business plans incorporating detailed one-year operating plans are prepared annually by each business unit and cost centre and presented and discussed by senior management before they are presented to the Executive Committee and the Board of Directors for approval. The Board receives quarterly management reports which highlight key business indicators and compare actual performance with that of prior periods and with budget. The Executive Committee receives such management reports on a monthly basis.

Managing Risks

The management of risk is fundamental to the financial soundness and integrity of the Group. Risk evaluation forms an integral part of our business strategy development. Our risk management philosophy is that all risks taken must be identified, measured, monitored and managed within a robust risk management framework, and that returns must be commensurate with the risks taken.

The Board of Directors has the overall responsibility of determining the type and level of business risks that the Bank undertakes in achieving its corporate objectives. The Board also oversees Group-wide risks and risk management policies.

The Board has delegated to various Committees the authority to formulate, review and approve policies on monitoring and managing risk exposures. The major policy decisions and proposals on risk exposures approved by these Committees are subject to review by the Executive Committee of the Board.

The various Committees comprise top management and senior executives of the Bank who meet regularly to deliberate on matters relating to risk exposures in the areas under their respective supervision.

The Credit Committee deals with all credit as well as country/transfer risk matters, including approval of credit applications, formulation of credit policies and review of existing credit facilities.

The Asset Liability Committee formulates, reviews and approves policies and strategies regarding the balance sheet structure, liquidity needs and trading activities.

The Investment Committee formulates, reviews and approves policies and strategies regarding the investment and management of funds.

The Computer Committee determines and oversees the prioritisation of the Bank's investments in IT as well as the resources committed to the development of the Bank's technology strategy and infrastructure, and ensures that these are in line with the Bank's business strategy.

The Management Committee formulates, reviews and approves policies and strategies relating to the operations of the Bank across all business and support units.

The Risk Management & Compliance Sector, which is independent of the business units, performs the roles of implementing risk policies and procedures and ensuring compliance by the business and operation units. The process by which the Bank's risk exposures are managed is detailed under the section 'Risk Management' on pages 22 to 45.

Internal Controls

The Bank has a well-established internal audit function. There are formal procedures for both internal and external auditors to report their audit findings to Management and to the Audit Committee.

The Bank's Internal Audit, reporting to the Audit Committee, assists the Board of Directors in monitoring and managing business risks and internal controls. The Audit Committee approves the Bank's internal audit plan during the first of at least three Audit Committee meetings each year. The results of the audits are submitted to the Audit Committee for its review in other meetings. Administratively, the Head of Internal Audit reports to the Bank's Chairman & Chief Executive Officer.

The scope of Internal Audit covers the audit of all the Group's units and operations, including its overseas branches and subsidiaries.

The Bank's banking subsidiaries, United Overseas Bank (Malaysia), UOB Radanasin Bank in Thailand and United Overseas Bank Philippines, each has its own internal audit function and is also subject to its local regulations. However, Internal Audit at the Bank's Head Office gives guidance on standardising the audit charter, practices and annual planning process, reviews audit results across these banking subsidiaries, and provides training to the internal auditors.

Internal Audit participates actively in major systems development activities and project committees to advise on risk management and internal control measures. In addition, Internal Audit audits the various application systems in production, data centres, network security and the Information Technology Sector, paying special attention to key Internet banking and e-commerce application systems. Internal Audit uses the Control Objectives for Information and Related Technology (COBIT) for evaluating the internal control systems of the Bank.

The audits carried out in 2001 on the Group's units and operations were prioritised based on audit risk assessments. Internal Audit's responsibilities included the audits of operations, financial control, management directives, information technologies and the credit management process of the Group.

Following the acquisition of OUB, the Internal Audit functions of UOB and OUB were integrated in December 2001. The integrated Internal Audit will be focusing its efforts this year on the UOB-OUB integration and data conversion and on auditing the processes that cut across various business units.

Besides implementing Control Self Assessment, Internal Audit is leveraging on technologies to empower auditors. It is also actively promoting internal control and anti-money laundering awareness through the Bank's intranet and staff training in Singapore and overseas. Having been awarded with the ISO 9001 (2000) Certification by the UK and USA Accreditation Services, Internal Audit will continue to maintain the Certification and to uphold high standards of competence, integrity, service quality and accountability.

The Group's Internal Audit function is carried out by a team of approximately 200 staff worldwide, including 80 in Singapore.

Ethical Standards

The Bank has adopted the Association of Banks in Singapore's Code Of Conduct for all staff and drawn up guidelines for compliance.

The Bank has also adopted the SGX-ST's Best Practices Guide with respect to dealings in securities and has a Code On Dealings In Securities for the guidance of directors and officers.

Directors' Attendance

Name Of Director	Number Of Meetings Attended In 2001			
	Board Of Directors	Executive Committee	Audit Committee	Nominating Committee
Wee Cho Yaw	6	9		2
Lee Hee Seng *(Appointed on 31 October 2001)*	1	1		*
Wee Ee Cheong *(Joined Audit Committee on 1 October 2001)*	5	9	*	
Koh Beng Seng *(Stepped down from Nominating Committee on 1 October 2001)*	6	9		2
Ho Sim Guan	6	8		
Ngiam Tong Dow *(Appointed on 1 October 2001)*	1	2		
Ernest Wong Yuen Weng	5		3	
Wong Meng Meng	6			2
John C Dean Jr	3			1
Sim Wong Hoo	2			0
Philip Yeo Liat Kok	4		2	
Dr Cham Tao Soon *(Appointed on 4 January 2001)*	5		3	
Tan Kok Quan *(Appointed on 1 October 2001)*	1		*	
Prof Lim Pin *(Appointed on 1 October 2001)*	1			
Mrs Margaret Lien Wen Hsien *(Appointed on 1 October 2001)*	1			
Ng Boon Yew *(Appointed on 1 October 2001)*	1			
Number Of Meetings Held In 2001	**6**	**9**	**3**	**2**

* *No meeting was held subsequent to the Director's appointment.*

Overview

The Group has a strong, centralised and independent risk management governance structure that oversees the key types of risks, namely:

- credit and country risk;
- balance sheet risk;
- liquidity risk;
- market risk; and
- operational risk.

The Board of Directors, who has the overall responsibility for the type and level of business risks that the Group undertakes, has delegated to various Committees the authority to formulate, review and approve policies on monitoring and managing risk exposures. Details of these Committees are found under the section 'Corporate Governance' on pages 18 to 21.

With the integration of OUB into UOB, our management and oversight of risks have been expanded to cover OUB's business activities. The risk exposures of OUB's operations are aggregated, monitored and managed in accordance with Group-wide policies and standards.

Credit And Country Risk Management

Credit Risk

Counterparty and credit risk is defined as the potential loss arising from any failure by customers to fulfil their obligations, as and when they fall due. All credit exposures, whether on-balance sheet or off-balance sheet, are assessed. These obligations may arise from lending, trade finance, investment, receivables under derivative and foreign exchange contracts and other credit-related activities undertaken by the Group.

The Credit Committee, under delegated authority from the Board of Directors, approves credit policies, guidelines and procedures to control and monitor such risks. It has day-to-day responsibility for identifying and managing portfolio and risk concentration issues, including country exposure and industry sector exposure. The risk parameters for accepting credit risk are clearly defined and complemented by policies and processes to ensure that the Group maintains a well diversified and high quality credit portfolio. The decisions of the Credit Committee and its monthly risk management reports are reviewed by the Executive Committee of the Board.

Credit discretionary limits are delegated to officers of individual business units, depending on their levels of experience. Approval of all credits is granted in accordance with credit policies and guidelines. Defined credit risk parameters include single borrower, obligor, security concentrations, identified high-risk areas, maximum tenor and acceptable structures, and collateral types.

Credit Risk Management

- **Assessment Of Capital Requirement**
- **Facilitation Of Business Strategies**
- **Limits Setting (Country)**
- **Industry/Security Concentration**
- ***Stress Testing of* Portfolio**

Credit Policies/Procedures
- Formulation Of Credit Risk Parameters
  - Acceptable Collateral/ Concentrations
  - Maximum Advance Margin For Collateral
  - Maximum Individual Borrower Exposure
  - Maximum Tenor Of Facility
- Procedures On Classification Of Accounts
  - Auto-Classification Based On Ageing Of Past Dues
  - Provisioning Of Non-Performing Loans

Credit Rating System
- Calibration Of Borrower Risk
- Credit Alert

Credit Risk Mitigation
- Credit Review
  - *Compliance*
  - Credit Quality Review/Audit
- Special Loans (Recovery/ Consultation)


Credit Risk Infrastructure

Discretionary Limits
- Delegation Of Discretionary Limits Tiered By:
  (i) Corporate Grade
  (ii) Portfolio
  (iii) Track Record

Communication Of Policies/Procedures
- Education Of Policies And Procedures Through Online Distribution
- Upgrading Of Skills Through Continual Training

Country Of Risk
- Setting Of Country Limits
- Analysis Of Country Risks

Additional policies are in place to govern the approval of 'Related Parties' credit facilities. 'Related Parties' means individuals or companies with whom the authorised credit approving authority and/or his/her immediate family members have a relationship, whether as director, partner, shareholder or any other relationship which would give rise to a potential conflict of interest.

Credit relationships with 'Related Parties' must be established on a strictly arm's length commercial basis. An approving authority shall abstain and absent himself/herself from the deliberation and approval of credit cases where the borrower is a 'Related Party' except that an approving authority may participate in the credit deliberation if the 'Related Party' is a:
- company in the UOB Group;
- publicly listed company or company related to a publicly listed company;
- company formed by professional bodies, trade or clan associations, or societies.

The Board of Directors must be informed immediately in the event that any 'Related Party' borrower is in default of payment and/or in breach of any material term of the credit facility and such default or breach is not rectified within seven days of notice from the Group.

A rigorous process is established for the regular review and reporting of asset concentrations and portfolio quality so that risks are accurately assessed and properly monitored and approved. These cover large credit exposures by obligor, aggregate exposure levels to an individual group/sector, collateral type, industry exposures, level of non-performing loans, adequacy of provisioning requirements and country risk concentrations. In particular, the trends and composition of exposures to property-related loans are closely monitored and analysed. In addition, exposure concentrations and non-performing loans by industry type are reported to the Credit Committee and the Executive Committee on a monthly basis and to the Board of Directors on a quarterly basis, with the objective of avoiding over-expansion in any particular industry.

Credit reviews and audits are performed to proactively identify delinquencies, minimise undesirable concentrations and maximise recoveries. In addition, we are refining our internal rating methodology to better quantify the credit risk of corporate and large commercial credits. Such a rating process would result in a more accurate estimate of the probability of future default by borrowers and help to provide an analysis of changes in the underlying credit quality of the loan portfolio over the economic cycle.

Customer Loans

The Group's loans and advances to customers are well diversified by industry and business line. Its top 20 obligor group borrowers and top 100 group borrowers made up 19.3% and 32.8% of total loans and advances respectively.

Obligor groups are defined in accordance with MAS Notice 623 to comply with Section 29 (1)(a) of the Banking Act. Where the parent company is a borrower, exposures to the parent company and companies that it has 20% or more shareholding or power to control are aggregated into a single obligor group.

As at 31 December 2001, about a third of the Group's exposure to customers resided in its personal financial services portfolio, comprising mainly housing loans, other mortgage loans, credit cards and vehicle financing. The composition of loans and advances to customers by industry type and the corresponding non-performing portions were as follows:

	Loans & Advances		Non-Performing Loans	
By Industry Type (%)	2001	2000	2001	2000
Transport, storage and communication	**3.6**	2.2	**1.7**	2.7
Building and construction	**15.1**	11.3	**19.5**	9.8
Manufacturing	**8.3**	9.3	**15.1**	12.5
Non-bank financial institutions	**16.8**	15.7	**17.2**	18.0
General commerce	**9.8**	12.2	**13.9**	22.9
Professionals and private individuals	**14.8**	13.3	**15.3**	15.6
Housing loans	**20.7**	23.8	**9.3**	11.0
Others	**10.9**	12.2	**8.0**	7.5
Total (%)	**100.0**	100.0	**100.0**	100.0
Total gross loans ($ million)	**64,211**	32,502	**5,944**	2,482

Management Of Performing Loans, Non-Performing Loans And Cumulative Provisions

The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into the categories of 'Pass', 'Special Mention' or 'Non-Performing'. Non-Performing Loans are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with MAS Notice 612. The Group also practises split classification of 'Substandard' into 'Substandard – Doubtful' and 'Substandard – Loss'. Interest income on all Non-Performing Loans is suspended and ceases to accrue. Such loans will remain classified until servicing of the account is satisfactory. Where appropriate, classified loans are transferred to in-house recovery specialists to maximise recovery prospects.

Loan Classification	Description
Pass	All payments are current and full repayment of interest and principal from normal sources is not in doubt.
Special Mention	There is some potential weakness in the borrower's creditworthiness, but the extent of any credit deterioration does not warrant its classification as a Non-Performing Loan.
Non-Performing: Substandard	There is weakness in the borrower's creditworthiness that jeopardises normal repayment. Default has occurred or is likely to occur. A credit is greater than 90 days past due, or the repayment schedule has been restructured.
Non-Performing: Substandard – Doubtful	A Substandard Loan that is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be more than 50%.
Non-Performing: Substandard – Loss	A Substandard Loan that is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be less than 50%.
Non-Performing: Doubtful	There is severe weakness in the borrower's creditworthiness, full repayment is highly questionable and no collateral is available.
Non-Performing: Loss	The chance of recovery from the loan is insignificant and no collateral is available.

The Group's provisions for credit losses are intended to cover probable credit losses as at 31 December 2001 through charges against profit. The provisions consist of an element that is specific to the individual loan and also a general element that has not been specifically applied. The Group constantly reviews the quality of its loan portfolio based on its knowledge of the borrowers and, where applicable, of the relevant industry and country of operation.

A specific provision is made when the Group believes that the creditworthiness of a borrower has deteriorated to such an extent that the recovery of the whole outstanding loan is in doubt. The amount of specific provision to be made is based on the difference between the discounted cash flows (or collateral value) of an impaired loan and the carrying value of that loan.

A general provision is made to cover possible losses and could be used to cushion any unforeseen losses in the loan portfolio. In relation to the loan portfolios of its overseas operations, the Group's policy is to make provisions based on local regulatory requirements for local reporting purposes, and then, where necessary, to make additional provisions to comply with the Group's provisioning policy and the Monetary Authority of Singapore (MAS) regulations.

Specific provisions are made for each loan grade in the following manner:

Loan Classification	Recovery Expectation	Provision
Substandard	> 90% to 100%	10% to 25% of any unsecured loan outstanding
Doubtful	50% to 90%	50% to 75% of any unsecured loan outstanding
Loss	< 50%	100% of any unsecured loan outstanding

A classified account is written off where there is no realisable tangible collateral securing the account and all feasible avenues of recovery have been exhausted. Approval from MAS must be obtained before accounts that fall within the list of MAS Notice 606, such as director-related loans, can be written off.

Group Non-Performing Loans (NPLs) And Cumulative Provisions

With the acquisition of OUB Group, the Group's net loans and advances doubled to $60.9 billion as at 31 December 2001 from $30.0 billion as at 31 December 2000. Correspondingly, Group NPLs rose by 142.4% from $2,462 million as at 31 December 2000 to $5,968 million as at 31 December 2001. Group NPLs as a percentage of gross customer loans increased to 9.3% from 7.8% as at 31 December 2000. Of the total Group NPLs of $5,968 million, $3,528 million or 59.1% were secured by collateral and $3,851 million or 64.5% were in the Substandard category.

Total cumulative specific and general provisions for the Group increased by $1,670 million, from $1,664 million in 2000 to $3,334 million in 2001. General provision was $1,435 million or 43.0% of total cumulative provisions. The total cumulative provisions provided 55.9% cover against Group NPLs. For NPLs classified as Doubtful and Loss, the provision coverage stood at 157.5%.

The following chart depicts the Group's comparative NPLs by loan classification and cumulative specific and general provisions as at 31 December 1999, 31 December 2000, 30 June 2001 and 31 December 2001:

Group Non-Performing Loans And Cumulative Provisions



$ million
6000
5000
4000
3000
2000
1000
0
2,834
1,855
229
750
1,774
819
955
2,462
1,537
174
751
1,664
768
896
2,358
1,573
126
659
1,526
756
770
2,375
1,612
116
647
1,489
706
783
5,968
3,851
497
1,620
3,334
1,435
1,899
31.12.99
31.12.00
30.6.01
31.12.01 (Excluding OUB Group)
31.12.01 (Total Group)
Loss NPLs
Doubtful NPLs
Substandard NPLs
Specific Provision
General Provision

Ratios (%)	31.12.01 (Total Group)	31.12.01 (Excluding OUB Group)	30.6.01	31.12.00	31.12.99
NPLs*/Gross customer loans	**9.3**	7.3	7.2	7.8	9.8
Cumulative provisions/NPLs	**55.9**	62.7	64.7	67.6	62.6
Cumulative provisions/ Doubtful & Loss NPLs	**157.5**	195.2	194.4	179.9	181.2
Cumulative provisions/ Unsecured NPLs	**136.6**	159.6	167.5	136.6	145.2
Cumulative provisions*/ Gross customer loans	**5.2**	4.6	4.7	5.2	6.1
Specific provision*/ Gross customer loans	**3.0**	2.4	2.4	2.8	3.3
General provision*/ Gross customer loans	**2.2**	2.2	2.3	2.4	2.8
NPLs/Total assets	**5.3**	3.3	3.4	3.7	5.0

* *Excluding debt securities.*

Group NPLs And Cumulative Provisions Of The Five Regional Countries

NPLs of the Five Regional Countries as at 31 December 2001 amounted to $1,600 million. Excluding OUB Group, NPLs of the Five Regional Countries would have fallen 13.9%, from $929 million as at end-2000 to $800 million as at end-2001. NPLs (excluding debt securities) against gross customer loans to the region totalled 19.2%.

Cumulative specific and general provisions for the Five Regional Countries amounted to $1,218 million as at 31 December 2001 against $770 million as at 30 June 2001 and $883 million as at 31 December 2000. These cumulative provisions represented 76.1% of the total NPLs of the Five Regional Countries and 140.0% of the NPLs of the Five Regional Countries that were classified as Doubtful and Loss.

General provision was $527 million (2000: $436 million) against specific provision of $691 million (2000: $447 million).

Non-Performing Loans And Cumulative Provisions Of The Five Regional Countries



1600
1200
800
400
0
$ million
1,005
971
573
44
388
487
484
31.12.99
929
883
484
37
408
436
447
31.12.00
856
770
499
36
321
417
353
30.6.01
800
666
505
39
256
368
298
31.12.01 (Excluding OUB Group)
1,600
1,218
730
218
652
527
691
31.12.01 (Total Group)
O Loss NPLs
O Doubtful NPLs
O Substandard NPLs
O Specific Provision
O General Provision

Ratios (%)	31.12.01 (Total Group)	31.12.01 (Excluding OUB Group)	30.6.01	31.12.00	31.12.99
NPLs*/Gross customer loans	**19.2**	15.7	19.8	22.2	28.9
Cumulative provisions/NPLs	**76.1**	83.3	90.0	95.0	96.6
Cumulative provisions/ Doubtful & Loss NPLs	**140.0**	225.8	215.7	198.4	224.8
Cumulative provisions*/ Gross customer loans	**14.7**	13.1	17.8	21.1	28.0
Specific provision*/ Gross customer loans	**8.3**	5.9	8.2	10.7	13.9
General provision*/ Gross customer loans	**6.4**	7.2	9.6	10.4	14.1
NPLs/Gross exposure to the Five Regional Countries	**8.9**	6.1	8.4	9.1	10.0

* *Excluding debt securities.*

Group NPLs And Cumulative Provisions Of Greater China

Group NPLs of Greater China amounted to $362 million as at end-2001. Excluding OUB Group, Group NPLs would have fallen 31.4%, from $121 million as at end-2000 to $83 million as at end-2001. NPLs as a percentage of gross exposure to Greater China increased to 5.7% as compared to 4.5% as at 31 December 2000.

Group cumulative specific and general provisions for Greater China as at 31 December 2001 amounted to $161 million. The NPLs of Greater China were 44.5% covered by cumulative provisions and NPLs classified as Doubtful and Loss were 112.6% covered by cumulative provisions.

Non-Performing Loans And Cumulative Provisions Of Greater China


$ million
400
320
240
160
80
0
135
51
59
25
93
11
82
31.12.99
121
22
74
25
91
11
80
31.12.00
129
48
55
26
77
15
62
30.6.01
83
32
37
14
52
15
37
31.12.01
(Excluding OUB Group)
362
219
73
70
161
33
128
31.12.01
(Total Group)
Loss NPLs
Doubtful NPLs
Substandard NPLs
Specific Provision
General Provision

Ratios (%)	31.12.01 (Total Group)	31.12.01 (Excluding OUB Group)	30.6.01	31.12.00	31.12.99
NPLs*/Gross customer loans	**12.4**	7.4	10.7	11.5	15.2
Cumulative provisions/NPLs	**44.5**	62.7	59.7	75.2	68.9
Cumulative provisions/ Doubtful & Loss NPLs	**112.6**	102.0	95.1	91.9	110.7
Cumulative provisions*/ Gross customer loans	**5.5**	4.7	6.4	8.6	10.5
Specific provision*/ Gross customer loans	**4.4**	3.3	5.2	7.6	9.3
General provision*/ Gross customer loans	**1.1**	1.4	1.2	1.0	1.2
NPLs/Gross exposure to Greater China	**5.7**	2.5	4.1	4.5	6.8

* *Excluding debt securities.*

Group NPLs By Region

NPLs of the Group's operations in Singapore and in the Five Regional Countries accounted for 64.0% and 26.8% of Group NPLs respectively.

$ million	31.12.01 (Total Group)	31.12.01 (Excluding OUB Group)	30.6.01	31.12.00
Singapore	**3,819**	1,486	1,368	1,354
Malaysia	**1,028**	415	428	528
Indonesia	**169**	75	90	119
Philippines	**242**	242	234	181
Thailand	**151**	68	104	101
South Korea	**10**	–	–	–
Five Regional Countries	**1,600**	800	856	929
Greater China	**362**	83	129	121
Others	**187**	6	5	58
Group Total	**5,968**	2,375	2,358	2,462

Group NPLs By Industry

Group NPLs by industry were as follows:

	31.12.01 (Total Group)		31.12.01 (Excluding OUB Group)		30.6.01		31.12.00	
	Amount ($ million)	As % Of Gross Customer Loans	Amount ($ million)	As % Of Gross Customer Loans	Amount ($ million)	As % Of Gross Customer Loans	Amount ($ million)	As % Of Gross Customer Loans
Transport, storage and communication	**99**	**4.3**	55	5.0	76	12.3	66	9.3
Building and construction	**1,163**	**12.0**	282	7.9	215	5.5	243	6.8
Manufacturing	**895**	**16.8**	339	14.3	276	10.0	312	10.5
Non-bank financial institutions	**1,022**	**9.5**	281	6.0	367	7.5	447	9.0
General commerce	**825**	**13.1**	465	11.9	532	12.5	569	14.8
Professionals and private individuals	**910**	**9.6**	440	9.0	409	8.7	387	9.2
Housing loans	**556**	**4.2**	330	3.9	335	4.3	272	3.6
Others	**474**	**6.8**	183	5.4	148	3.7	166	4.3
Sub-Total	**5,944**	**9.3**	2,375	7.3	2,358	7.2	2,462	7.8
Debt securities	**24**		–		–		–	
Total	**5,968**	**9.3**	2,375	7.3	2,358	7.2	2,462	7.8

Group Specific Provision By Loan Classification

About 77% of specific provision made for expected loan losses was for 'Loss' accounts. The specific provision for each classified loan grade is shown in the following chart:

Specific Provision By Loan Classification


$ million
2000
1500
1000
500
0
955
67
130
758
896
42
113
741
770
36
80
654
783
63
82
638
1,899
162
272
1,465
31.12.99
31.12.00
30.6.01
31.12.01 (Excluding OUB Group)
31.12.01 (Total Group)
O Loss NPLs
O Doubtful NPLs
O Substandard NPLs

Group Specific Provision By Region

The Group's specific provision was $1,899 million (excluding OUB Group: $783 million) as at 31 December 2001. Singapore and the Five Regional Countries contributed 54.6% and 36.4% of Group total specific provision respectively.

$ million	31.12.01 (Total Group)	31.12.01 (Excluding OUB Group)	30.6.01	31.12.00
Singapore	**1,037**	447	353	353
Malaysia	**439**	145	156	242
Indonesia	**88**	51	69	87
Philippines	**72**	72	70	55
Thailand	**88**	30	58	63
South Korea	**4**	–	–	–
Five Regional Countries	**691**	298	353	447
Greater China	**128**	37	62	80
Others	**43**	1	2	16
Specific Provision for the Group	**1,899**	783	770	896
General Provision for the Group	**1,435**	706	756	768
Total	**3,334**	1,489	1,526	1,664

Group Specific Provision By Industry

$ million	31.12.01 (Total Group)	31.12.01 (Excluding OUB Group)	30.6.01	31.12.00
Transport, storage and communication	**28**	16	31	29
Building and construction	**336**	84	62	104
Manufacturing	**370**	125	122	160
Non-bank financial institutions	**308**	72	120	145
General commerce	**305**	210	212	245
Professionals and private individuals	**275**	148	120	133
Housing loans	**80**	58	43	23
Others	**182**	70	60	57
Sub-Total	**1,884**	783	770	896
Debt securities	**15**	–	–	–
Total	**1,899**	783	770	896

Rescheduled And Restructured Accounts

A rescheduled account is one where repayment terms have been modified, but the principal terms and conditions of the original contract have not changed significantly. This is done to alleviate a temporary cash flow difficulty experienced by a borrower. It is expected that the problem is short-term and not likely to recur. The full amount of the debt is still repayable and no loss of principal or interest is expected.

When an account has been rescheduled three months before it meets the criteria for auto classification, the account can be graded as 'Performing'. However, if the rescheduling takes place after the account has been graded as 'Non-Performing', it remains as such and is upgraded to 'Pass' after six months and provided there are no excesses and past dues.

A restructured account is one where the original terms and conditions of the facilities have been modified significantly to assist the borrower to overcome financial difficulties where the longer-term prospect of the business or project is still deemed to be viable. A restructuring exercise could encompass a change in the credit facility type, or in the repayment schedule including moratorium, or extension of interest and/or principal payments and reduction of accrued interest, including forgiveness of interest and/or reduction in interest rate charged.

When an account has been restructured based on financial consideration, the account will be graded as 'Non-Performing'. It can only be upgraded to 'Pass' after six months when all payments are current in terms of the restructured terms and conditions and there is no reasonable doubt as to the ultimate collectability of principal and interest.

Loans that were restructured by classification during the year were as follows:

	31.12.01 (Total Group)		31.12.01 (Excluding OUB Group)		30.6.01		31.12.00	
	Amount ($ million)	Specific Provisions	Amount ($ million)	Specific Provisions	Amount ($ million)	Specific Provisions	Amount ($ million)	Specific Provisions
Substandard	**176**	**8**	28	1	12	1	17	1
Doubtful	**115**	**42**	3	2	22	17	–	–
Loss	**65**	**57**	9	8	–	–	4	4
Total	**356**	**107**	40	11	34	18	21	5

Ageing Of NPLs

The full outstanding balance of an account is deemed non-current and aged when there are arrears in interest servicing or principal repayment. As at 31 December 2001, the ageing of NPLs was as follows:

	31.12.01 (Total Group)		31.12.01 (Excluding OUB Group)		30.6.01		31.12.00	
Ageing (Days)	Amount ($ million)	% Of Total NPLs	Amount ($ million)	% Of Total NPLs	Amount ($ million)	% Of Total NPLs	Amount ($ million)	% Of Total NPLs
Current	**925**	**15.5**	124	5.2	123	5.2	177	7.2
≤ 90	**874**	**14.6**	456	19.2	298	12.6	280	11.4
91 to 180	**547**	**9.2**	159	6.7	242	10.3	220	8.9
≥ 181	**3,622**	**60.7**	1,636	68.9	1,695	71.9	1,785	72.5
Total	**5,968**	**100.0**	2,375	100.0	2,358	100.0	2,462	100.0

Accounts that have payment records that are current or ≤90 days past due and/or in excess may be classified as 'Non-Performing' if the borrower is deemed to be financially weak. Accounts classified due to financial weakness were as follows:

$ million	Total Outstanding	Estimated Value Of Collateral	Provision Made	Interest-In-Suspense
Singapore	298	190	43	2
Overseas	215	95	50	3
Total	**513**	**285**	**93**	**5**

Collateral Types

The majority of classified loans is secured by properties. Properties are valued at forced sale value and such valuations are updated semi-annually. Other types of collateral include marketable securities that are usually listed stocks and shares, cash and deposits, and bankers' standby letters of credit (SBLCs).

As at 31 December 2001, 59.1% (excluding OUB Group: 60.7%) of total Group NPLs was secured by collateral as compared to 50.5% as at 31 December 2000.

The secured NPLs of the Group by collateral type based on country of risk were as follows:

$ million	Properties	Marketable Securities	Cash And Deposits	Others	Total
31.12.01 (Total Group)					
Singapore	**2,282**	**136**	**14**	**64**	**2,496**
Five Regional Countries	**643**	**97**	**3**	**45**	**788**
Greater China	**109**	**11**	**–**	**11**	**131**
Others	**111**	**–**	**2**	**–**	**113**
Total	**3,145**	**244**	**19**	**120**	**3,528**
31.12.01 (Excluding OUB Group)					
Singapore	883	42	10	23	958
Five Regional Countries	344	64	2	39	449
Greater China	22	8	–	1	31
Others	3	–	1	–	4
Total	1,252	114	13	63	1,442
30.6.01					
Singapore	906	43	8	31	988
Five Regional Countries	330	52	1	34	417
Greater China	22	15	–	1	38
Others	4	–	–	–	4
Total	1,262	110	9	66	1,447
31.12.00					
Singapore	770	37	9	34	850
Five Regional Countries	324	19	1	17	361
Greater China	9	10	–	–	19
Others	13	1	–	–	14
Total	1,116	67	10	51	1,244

Secured/Unsecured NPLs

	31.12.01 (Total Group)		31.12.01 (Excluding OUB Group)		30.6.01		31.12.00	
	Amount ($ million)	% Of Total NPLs	Amount ($ million)	% Of Total NPLs	Amount ($ million)	% Of Total NPLs	Amount ($ million)	% Of Total NPLs
Group NPLs								
Secured	**3,528**	**59.1**	1,442	60.7	1,447	61.4	1,244	50.5
Unsecured	**2,440**	**40.9**	933	39.3	911	38.6	1,218	49.5
Total	**5,968**	**100.0**	2,375	100.0	2,358	100.0	2,462	100.0

Country Risk

International lending involves additional risks compared to domestic lending in that there may be impediments arising from events in a foreign country that prevent repayment of the foreign borrowers' obligations to the Group. Such events may affect all borrowers of the same country. As such, it is important to set limits to safeguard various facets of the Group's exposures to any single country.

Country and cross-border obligations are monitored and managed through a system of country limits, based on ratings by external rating agencies and internal country credit grading, to avoid concentration of transfer, economic or political risks. These limits are regularly reviewed and country exposures are reported to the Credit Committee at least four times a year. At shorter time intervals, based on updates by country managers (at locations where the Group has a presence) and other external sources, and current events and developments, limits may be reviewed and business strategies in certain countries may be revised, as and when deemed necessary.

Group Exposure By Country Of Operations

The Group's total direct exposure to the countries (outside Singapore) in which it has a presence amounted to $29.9 billion as at 31 December 2001, or 26.4% of Group total assets. Exposure (excluding contingent) reported is segregated by loans and advances to customers, balances due from banks incorporated in the country, investments and balances due from the government. At the country level, the largest exposure was to Malaysia where the Group has a long-standing presence ($10.0 billion or 8.8% of Group total assets). The second largest exposure was to Hong Kong S.A.R. ($3.4 billion or 3.0% of Group total assets).

Top Three Direct Exposure By Country Of Operations


10000
8000
6000
4000
2000
0
$ million
9,975
6,276
3,368
1,777
2,877
2,763
Malaysia
Hong Kong S.A.R.
Thailand
31.12.01 (Total Group)
31.12.01 (Excluding OUB Group)

Exposure To The Five Regional Countries, Greater China And Others

$ million	Loans And Debt Securities: Non-Bank	Government	Bank	Investments	Total	*Less:* Loans/ Investments In Subsidiaries & Branches	Net Exposure: Total	% Of Group Total Assets
Malaysia								
31.12.01	**6,493**	**2,188**	**2,571**	**740**	**11,992**	**2,017**	**9,975**	**8.8**
31.12.01*	3,575	1,493	2,056	400	7,524	1,248	6,276	8.8
30.6.01	3,053	816	777	423	5,069	411	4,658	6.8
31.12.00	3,165	993	1,118	470	5,746	579	5,167	7.8
Indonesia								
31.12.01	**331**	**118**	**155**	**55**	**659**	**75**	**584**	**0.5**
31.12.01*	254	118	111	33	516	75	441	0.6
30.6.01	265	108	75	35	483	32	451	0.7
31.12.00	301	45	79	35	460	34	426	0.6
Philippines								
31.12.01	**300**	**277**	**46**	**33**	**656**	**65**	**591**	**0.5**
31.12.01*	299	260	45	33	637	63	574	0.8
30.6.01	315	248	61	40	664	85	579	0.8
31.12.00	274	210	102	66	652	150	502	0.8
Thailand								
31.12.01	**1,026**	**1,617**	**567**	**261**	**3,471**	**594**	**2,877**	**2.6**
31.12.01*	944	1,617	491	259	3,311	548	2,763	3.8
30.6.01	665	1,657	387	163	2,872	465	2,407	3.5
31.12.00	419	1,648	66	190	2,323	165	2,158	3.3
South Korea								
31.12.01	**57**	**82**	**888**	**174**	**1,201**	**140**	**1,061**	**0.9**
31.12.01*	27	82	860	138	1,107	119	988	1.4
30.6.01	30	55	920	136	1,141	72	1,069	1.6
31.12.00	18	51	832	107	1,008	5	1,003	1.5
Total Regional Countries								
31.12.01	**8,207**	**4,282**	**4,227**	**1,263**	**17,979**	**2,891**	**15,088**	**13.3**
31.12.01*	5,099	3,570	3,563	863	13,095	2,053	11,042	15.4
30.6.01	4,328	2,884	2,220	797	10,229	1,065	9,164	13.4
31.12.00	4,177	2,947	2,197	868	10,189	933	9,256	14.0
Greater China								
31.12.01	**2,912**	**135**	**2,740**	**590**	**6,377**	**1,904**	**4,473**	**4.0**
31.12.01*	1,115	78	1,576	536	3,305	1,015	2,290	3.2
30.6.01	1,201	112	1,358	464	3,135	703	2,432	3.6
31.12.00	1,052	101	1,328	213	2,694	637	2,057	3.1
Other OECD								
31.12.01	**4,652**	**49**	**6,102**	**604**	**11,407**	**1,307**	**10,100**	**8.9**
31.12.01*	1,821	34	4,711	418	6,984	707	6,277	8.7
30.6.01	2,268	30	4,535	377	7,210	412	6,798	9.9
31.12.00	2,207	32	6,358	138	8,735	262	8,473	12.8
Others								
31.12.01	**187**	**12**	**44**	**1**	**244**	**4**	**240**	**0.2**
31.12.01*	10	3	44	1	58	3	55	0.1
30.6.01	9	4	13	–	26	3	23	–
31.12.00	7	4	19	–	30	9	21	–
Grand Total								
31.12.01	**15,958**	**4,478**	**13,113**	**2,458**	**36,007**	**6,106**	**29,901**	**26.4**
31.12.01*	8,045	3,685	9,894	1,818	23,442	3,778	19,664	27.4
30.6.01	7,806	3,030	8,126	1,638	20,600	2,183	18,417	26.9
31.12.00	7,443	3,084	9,902	1,219	21,648	1,841	19,807	29.9

* *Excluding OUB Group.*

Group Cross-Border Exposure

As at 31 December 2001, total direct cross-border exposure to the countries where the Group has a presence amounted to $22.9 billion. The top three direct cross-border exposure were United Kingdom, Japan and Malaysia. The exposure comprised substantially placements with banks due within one year.

Top Three Direct Cross-Border Exposure By Country


6000
5000
4000
3000
2000
1000
0
$ million
5,873
5,214
3,501
2,836
2,981
2,093
United Kingdom
Japan
Malaysia
31.12.01 (Total Group)
31.12.01 (Excluding OUB Group)

Cross-Border Exposure To The Five Regional Countries, Greater China And Others

$ million	Loans And Debt Securities: Non-Bank	Government	Bank	Investments	Intra-Group	Total	% Of Group Total Assets
Malaysia							
31.12.01	**125**	**121**	**442**	**614**	**1,679**	**2,981**	**2.6**
31.12.01*	56	39	441	316	1,241	2,093	2.9
30.6.01	42	38	114	334	321	849	1.2
31.12.00	39	–	390	351	626	1,406	2.1
Indonesia							
31.12.01	**133**	**–**	**108**	**56**	**41**	**338**	**0.3**
31.12.01*	56	–	63	33	41	193	0.3
30.6.01	81	–	73	35	33	222	0.3
31.12.00	99	–	78	34	34	245	0.4
Philippines							
31.12.01	**18**	**17**	**10**	**33**	**36**	**114**	**0.1**
31.12.01*	18	–	10	33	33	94	0.1
30.6.01	17	–	10	40	48	115	0.2
31.12.00	17	1	16	66	86	186	0.3
Thailand							
31.12.01	**136**	**–**	**45**	**231**	**508**	**920**	**0.8**
31.12.01*	74	–	15	231	464	784	1.1
30.6.01	73	–	10	135	373	591	0.9
31.12.00	79	–	36	156	44	315	0.5
South Korea							
31.12.01	**49**	**–**	**595**	**165**	**170**	**979**	**0.9**
31.12.01*	21	–	595	129	142	887	1.2
30.6.01	17	–	547	128	93	785	1.2
31.12.00	17	–	643	107	7	774	1.2
Total Regional Countries							
31.12.01	**461**	**138**	**1,200**	**1,099**	**2,434**	**5,332**	**4.7**
31.12.01*	225	39	1,124	742	1,921	4,051	5.6
30.6.01	230	38	754	672	868	2,562	3.7
31.12.00	251	1	1,163	714	797	2,926	4.4
Greater China							
31.12.01	**753**	**–**	**1,102**	**170**	**2,232**	**4,257**	**3.8**
31.12.01*	468	–	1,062	150	1,076	2,756	3.9
30.6.01	436	–	819	177	753	2,185	3.2
31.12.00	325	–	1,175	219	669	2,388	3.6
Other OECD							
31.12.01	**274**	**7**	**11,021**	**364**	**1,448**	**13,114**	**11.6**
31.12.01*	240	6	9,849	181	732	11,008	15.3
30.6.01	341	6	8,059	221	445	9,072	13.3
31.12.00	394	6	9,743	112	310	10,565	15.9
Others							
31.12.01	**23**	**–**	**24**	**1**	**100**	**148**	**0.1**
31.12.01*	4	–	24	1	47	76	0.1
30.6.01	2	–	1	–	44	47	0.1
31.12.00	2	–	6	–	47	55	0.1
Grand Total							
31.12.01	**1,511**	**145**	**13,347**	**1,634**	**6,214**	**22,851**	**20.2**
31.12.01*	937	45	12,059	1,074	3,776	17,891	24.9
30.6.01	1,009	44	9,633	1,070	2,110	13,866	20.3
31.12.00	972	7	12,087	1,045	1,823	15,934	24.0

* *Excluding OUB Group.*

Balance Sheet Risk Management

Balance sheet risk is defined as the potential change in earnings arising from the effect of movements in interest rates and foreign exchange rates on the structural banking book of the Group that is not of a trading nature.

The balance sheet risk in the banking book arises from customers' preferences and characteristics in the booking of assets and liabilities, which result in a mismatch in the interest repricing and maturity dates of these assets and liabilities. The Group assesses the impact of changes in interest rates and yield curves over time on the banking book by projecting the corresponding changes in Net Interest Income (NII) and Economic Value of Equity (EVE) of the Group. The primary objective of balance sheet risk management, therefore, is to monitor and avert significant volatility in NII and EVE. For instance, when there are significant changes in interest rates, the Group will adjust its lending and deposit rates to the extent necessary to stabilise its NII.

The Asset Liability Committee (ALCO), under delegated authority from the Board of Directors, approves the policies and limits for balance sheet risk. This risk is monitored and managed within a framework of approved policies and limits, and is reported regularly to ALCO. The decisions of ALCO and its monthly risk management reports are reviewed by the Executive Committee of the Board.

The balance sheet interest rate risk exposure is calculated using a combination of dynamic simulation modelling techniques and static analysis tools, such as maturity/repricing schedules. The schedules provide an indication of the potential impact on interest earnings through gap analysis of the mismatches of interest rate sensitive assets, liabilities and off-balance sheet items by time bands, according to their maturity (for fixed rate items) or the remaining period to their next repricing (for floating rate items).

The table in Note 43(c) to the Financial Statements represents the Group's interest rate risk sensitivity based on repricing mismatches as at 31 December 2001. Interest rate risk will arise when more assets/liabilities than liabilities/assets are repriced in a given time band. A positive interest rate sensitivity gap exists where more interest sensitive assets than interest sensitive liabilities reprice during a given time period. Conversely, a negative interest rate sensitivity gap exists where more interest sensitive liabilities than interest sensitive assets reprice during a given time period. As at 31 December 2001, the Group had an overall positive interest rate sensitivity gap of $8,659 million, excluding non-interest sensitive items. This being a static position, the actual effect on NII will depend on a number of factors, including variations in interest rates within the repricing periods, variations among currencies, and the extent to which repayments are made earlier or later than the contracted dates.

In the dynamic simulation modelling process, the Group applies both the earnings and the economic value of equity approaches to measuring interest rate risk. The potential effects of changes in interest rates on earnings are estimated by simulating the future course of interest rates, expected changes in the Group's business activities over time, as well as the effect of embedded options in the form of loans subject to prepayment and of deposits subject to preupliftment. The changes in interest rates include the simulation of changes in the shape of the yield curve.

In EVE sensitivity simulation modelling, the present values for all the Group's cash flows are computed, with the focus on changes in EVE under various interest rate environments. This economic perspective measures interest rate risk across the entire time spectrum of the balance sheet.

Stress and scenario tests depicting shifts and tilts in yield curves are also performed regularly on the banking book. Such tests are performed to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets.

The risks arising from the trading book in interest rates, foreign exchange rates and equity prices are managed and controlled under the market risk framework that is discussed under the section 'Market Risk Management' on pages 41 to 43.

Liquidity Risk Management

Liquidity risk is defined as the potential loss arising from the Group's inability to meet its contractual obligations when due. Liquidity risk arises in the general funding of the Group's activities and in the management of its assets. The Group maintains sufficient liquidity to fund its day-to-day operations, meet customer deposit withdrawals either on demand or at contractual maturity, meet customers' demand for new loans, participate in new investments when opportunities arise, and repay borrowings as they mature. Hence, liquidity is managed to meet known as well as unanticipated cash funding needs.

Liquidity risk is managed in accordance with a framework of liquidity policies, controls and limits approved by ALCO. These policies, controls and limits ensure that the Group maintains well-diversified sources of funding, as well as sufficient liquidity to meet all its contractual obligations when due. The distribution of sources and maturities of deposits is managed actively in order to ensure cost effective and continued access to funds and to avoid a concentration of funding needs from any one source. Important factors in assuring liquidity are competitive interest rates and the maintenance of customers' confidence. Such confidence is founded on the Group's good reputation, the strength of its earnings, and its strong financial position and credit rating.

The management of liquidity risk is carried out throughout the year by a combination of cash flow management, maintenance of high quality marketable securities and other short-term investments that can be readily converted to cash, diversification of the funding base, and proactive management of the Group's 'core deposits'. 'Core deposits' are a major source of liquidity for the Group. These 'core deposits' are generally stable non-bank deposits, like current accounts, savings accounts and fixed deposits. The Group monitors the stability of its 'core deposits' by analysing their volatility over time. In addition to the 'business as usual' scenario, this analysis also includes various stress scenarios. The Group has also identified certain early warning indicators and established the trigger points for possible contingency situations. These early warning indicators are monitored closely so that immediate action can be taken when necessary.

Sources Of Deposits – 2001


21%
20%
59%
Fixed Deposits
Savings And Other Deposits
Bankers' Deposits

Sources Of Deposits

	2001	
	$ million	%
Customer deposits		
Fixed deposits	**54,419**	**59**
Savings and other deposits	**20,033**	**21**
	74,452	**80**
Bankers' deposits	**18,093**	**20**
Total deposits	**92,545**	**100**

Sources Of Deposits – 2000


19%
24%
57%
Fixed Deposits
Savings And Other Deposits
Bankers' Deposits

Sources Of Deposits

	2000	
	$ million	%
Customer deposits		
Fixed deposits	32,421	57
Savings and other deposits	10,985	19
	43,406	76
Bankers' deposits	13,431	24
Total deposits	56,837	100

Liquidity contingency funding plans have been drawn up to ensure that alternative funding strategies are in place and can be implemented on a timely basis to minimise the liquidity risks that may arise upon the occurrence of a dramatic change in market conditions. Under the plans, a team comprising senior management and representatives from all relevant units will direct the business units to take certain specified actions to create liquidity and continuous funding for the Group's operations.

Overseas banking subsidiaries and branches have self-sufficient funding capabilities wherever possible. However, the Group's Head Office in Singapore will provide funding to them on an exceptional basis, for instance, when they are unable to borrow sufficient funds for their operational needs or when it is cheaper to fund through Head Office.

The table in Note 43(d) to the Financial Statements shows the maturity mismatch analysis of the Group's nearer and longer-term time bands relating to the cash inflows and outflows based on contractual classifications arising from business activities. The projected net cash outflow in the 'Up To 7 Days' time band comprises mainly customers' current accounts and savings accounts that are repayable on demand. However, when these customer deposits are adjusted for behavioural characteristics, the projected net cash outflow in the 'Up To 7 Days' time band is very much reduced as they are adjusted out to the longer-term time bands due to the stable nature of these customer deposits.

Sources Of Deposits

Non-bank customers' fixed deposits, savings and other deposits continued to form a significant part of the Group's overall funding base in the year under review. With the merger of OUB into UOB, these customer deposits amounted to $74,452 million in 2001 and accounted for 80% of total Group deposits. Bankers' deposits, on the other hand, amounted to $18,093 million and formed the remaining 20% of total Group deposits. In terms of deposit mix, fixed deposits comprised the majority of the funding base at 59%, followed by savings and other deposits at 21%. Bankers' deposits are used by the Group to capitalise on money market opportunities and to maintain a presence in the inter-bank money market.

Market Risk Management

Market risk is defined as the potential loss in market value of a given portfolio that can be expected to be incurred arising from changes in market prices, namely, foreign exchange rates, interest rates, equity prices and option volatility rates.

The Group is exposed to market risk in its trading portfolio because the values of its trading positions are sensitive to changes in market prices and rates. Similarly, it is also exposed to market risk in its investment portfolio.

Market risk is managed using a framework of market risk management policies and risk control procedures, as well as risk and loss limits. Risk and loss limits are proposed by every trading desk/division (including the Group's overseas operations), reviewed by the Market Risk Management Division and approved by ALCO annually. ALCO also reviews and approves new limits or changes to existing limits as and when these are proposed. The powers of ALCO are delegated by the Executive Committee of the Board whose powers are, in turn, delegated by the Board of Directors. The monitoring of market risk trading limits and the reporting of any limit excess are carried out independently by the Risk Control Unit.

There is no single risk statistic that can reflect all aspects of market risk. The most common approaches are Value-at-Risk (VaR) and stress testing. These risk measures, taken together, provide a more comprehensive view of market risk exposure than any one of them individually. VaR is a measure of the dollar amount of potential loss from adverse market movements under a normal market environment. Statistical models of risk measurement, such as VaR, provide an objective and independent assessment of how much risk is being taken. They also allow consistent and comparable measurement of risk across financial products and portfolios.

Market risk is computed using VaR methodologies, namely, variance-covariance and historical simulation models based on the past 260 days of market data within a 95% confidence level and assuming a one-day trading horizon.

The variance-covariance methodology is a parametric approach that assumes that returns are normally distributed. Under this methodology, a matrix of historical volatilities and correlations is computed from the past 260 days' market data. VaR is then computed by applying these volatilities and correlations to the current portfolio valued at current price levels.

The historical simulation methodology is a non-parametric approach that does not make any underlying assumption about the distribution of returns. The method assumes that actual observed historical changes in market rates, such as foreign exchange and interest rates, reflect future possible changes. It uses historical price changes for the past 260 days to compute the returns of the portfolio and a VaR figure is then obtained from the actual distribution of these returns of the portfolio based on a 95 percentile.

Group Daily VaR (Including OUB Group)
As At 31.12.01


10%
51%
39%
O Foreign Exchange/ Precious Metals Risk
O Interest Rate Risk
O Equity/ Volatility Risk

Group Daily VaR (Excluding OUB Group)
As At 31.12.01


8%
46%
46%
O Foreign Exchange/ Precious Metals Risk
O Interest Rate Risk
O Equity/ Volatility Risk

The VaR calculations are performed for all material trading and investment portfolios.

However, there are certain limitations to the VaR methodologies. They do not reflect the extent of potential losses that may occur beyond the 95% confidence level or that may occur for positions that could not be liquidated within the one-day trading horizon. In addition, historical data may not accurately reflect price changes that are likely to occur in the future and all VaR methodologies are dependent on the quality of available market data. Hence, to evaluate the reasonableness of the VaR model, daily 'backtesting' of VaR estimates are conducted against hypothetical and/or actual financial results. During the year under review, the Group had implemented the daily 'backtesting' of VaR against hypothetical financial results.

To overcome the limitations of VaR as well as to complement VaR, stress and scenario tests are performed on the trading and investment portfolios. This will serve to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. While VaR estimates the Group's exposure to unlikely events in normal markets, stress testing discloses the risk under plausible events in abnormal markets. Portfolio stress testing is integral to the market risk management process and, together with VaR, are important components in the package of risk measurement and control tools.

The Group's corporate stress tests are built around changes in market rates and prices that result from pre-specified economic scenarios, such as historical market events.

Some examples of stress tests that are performed include daily VaR based on 99% confidence intervals, as well as worst-case VaR based on the worst price change experienced within the past 260 days and on historical events, for instance, the 1997 Asian crisis.

As with VaR, stress test calculations are performed for all material trading and investment portfolios.

The risks taken by the Group are measured against corresponding rewards to ensure that returns are commensurate with the risks taken. A risk-reward measure of Earnings-at-Risk (EaR) is used as a standard measurement of the risks against corresponding rewards across different products and business types. EaR is used as a benchmark in the setting of risk limits against prospective earnings.

Value-at-Risk (VaR)

The risk taken by the Group, as reflected by the level of VaR, is dependent on the level of exposure taken by the Group and the level of market prices for the relevant period that is used in the computation of VaR.

The Group's daily VaR (including OUB Group), as at 31 December 2001, was $10.6 million and comprised mainly foreign exchange/precious metals risk (39%), interest rate risk (51%) and equity/volatility risk (10%).

The Group's daily VaR (excluding OUB Group), as at 31 December 2001, was $5.6 million and comprised mainly foreign exchange/precious metals risk (46%), interest rate risk (46%) and equity/volatility risk (8%).

Due to the complexity of the modelling and procedural differences at OUB, combined daily VaRs are not available for periods prior to the merger date. Accordingly, the combined average, high and low daily VaRs and the daily VaR distribution are not available.

The Group's daily VaR (excluding OUB Group) for 2001, averaging $6.8 million, ranged between a low of $4.5 million and a high of $10.9 million:

% Of Total VaR	31.12.01	High	Low	Average
Foreign exchange/precious metals	46	33	46	27
Interest rate	46	30	48	46
Equity/volatility	8	37	6	27
Total VaR (%)	100	100	100	100
Total VaR ($ million)	5.6	10.9	4.5	6.8

Group Daily VaR Distribution*


Number Of Days
60
50
40
30
20
10
0
0
1
10
54
52
15
17
14
12
22
21
17
10
4
1
0
<4
4-4.5
4.5-5
5-5.5
5.5-6
6-6.5
6.5-7
7-7.5
7.5-8
8-8.5
8.5-9
9-9.5
9.5-10
10-10.5
10.5-11
>11
Undiversified VaR ($ million)
Number Of Days: 250
Minimum: $4.5 million
Maximum: $10.9 million
Average: $6.8 million

* *Excluding OUB Group.*

Operational Risk Management

Operational risk is defined as the potential loss arising from a breakdown in the Group's internal control or corporate governance that results in error, fraud, failure/delay to perform, or compromise of the Group's interests by employees. Operational risk also includes the potential loss arising from a major failure of computer systems and from both natural and man-made disasters. Potential loss may be in the form of financial loss or other damages, for example, loss of reputation and public confidence that will impact the Group's credibility and ability to transact, maintain liquidity and obtain new business.

Operational risk is managed through a framework of policies, techniques and procedures as approved by the Management Committee under its delegated authority from the Board of Directors. The decisions of the Management Commitee and its monthly risk management reports are reviewed by the Executive Committee of the Board.

This framework of techniques and procedures encompasses the building of Operational Risk Profiles (ORPs), the conduct of Operational Risk Self Assessment (ORSA) based on the ORPs, the development of an Operational Risk Action Plan (ORAP), the monitoring of Key Operational Risk Indicators (KORIs), and the process for monitoring and reporting operational risk issues.

The methodology provides the tool for the profiling of significant operational risks to which business and support units are exposed. These units then define the key management policies/procedures/controls that have been established to address the identified operational risks. The building of the ORPs involves risk identification as well as the identification and classification of management controls.

As part of the continual assessment, ORSA provides the business/support heads with an analytical tool to identify the wider operational risks, assess the adequacy of controls over these risks, and identify control deficiencies at an early stage so that timely action can be taken.

Where actions need to be taken, these are documented in the form of an ORAP for monitoring and reporting to top management.

Complementing the framework are KORIs that are utilised and monitored on an on-going basis. Through regular monitoring and analysis of this data, areas of potential operational control weakness can be identified at an early stage.

Included in the overall framework of operational risk is the disciplined product programme process. This process aims to ensure that the risks associated with each new product/service are identified, analysed and managed.

For the implementation of all online products and services, extra care and precautionary measures are taken to address and protect customers' confidentiality and interests. Clear instructions are also posted on the Group's website to advise and educate customers on the proper use and safekeeping of their access identification and passwords.

As part of the Group's comprehensive operational risk framework, an enhanced Group-wide Business Contingency Plan is being developed. In addition, in line with the increasing need to outsource internal operations in order to achieve cost efficiency, a Group policy has been established to regulate the outsourcing of services to third parties.

Risk transfer mechanisms, such as insurance, also form part of this framework. Identified operational risks with relatively high residual risk assessment ratings and new risks that are beyond the control of the Group will be scrutinised for insurability.

Legal risk is part of operational risk. Legal risk arises from inadequate documentation, legal or regulatory incapacity or insufficient authority of customers and uncertainty in the enforcement of contracts. This is managed through consultation with the Group's legal counsel and external counsel to ensure that legal advice is appropriately taken where necessary.

The Group's Compliance Unit and Internal Audit play a key role in monitoring adherence by business and support units to the operational risk management policies. All Compliance functions report directly to the Group's Compliance Unit, which provides them with the necessary independence to monitor and carry out compliance reviews of the business operations. Compliance Unit also spearheads the Group's efforts on anti-money laundering activities.

Our successful acquisition of Singapore-incorporated Overseas Union Bank Limited (OUB) in 2001 has created a powerful banking force with the size, scale and strength to compete more effectively in Singapore and the Asia-Pacific region.

This section contains a report on the progress of integrating OUB into UOB. It also provides a review of our operations in our key markets.

Singapore

The Integration Of Two Strong Banks

On 29 June 2001, UOB announced a voluntary conditional takeover offer for OUB at a consideration comprising $4.02 in cash and 0.52 new UOB share for each OUB share. At the outset, the Offer won the support of the principal shareholders of OUB and, on 26 October 2001, OUB became a wholly-owned subsidiary of UOB. On 2 January 2002, OUB was legally merged into UOB under the provisions of the Singapore Banking Act. Since October 2001, we have moved swiftly to integrate the businesses and operations of the two banks. Our goal is to achieve a seamless integration and, ultimately, to bring our customers even better choices and services. For our shareholders, we are intent on harnessing value from the combined businesses of both banks and realising synergies from enhanced operational efficiencies.

A high level four-member Integration Steering Committee, chaired by the Bank's Chairman & Chief Executive Officer, sets strategic directions, formulates policies and makes all major decisions regarding the integration process.

We expect our entire integration effort to be completed by the third quarter of 2002.

Individual Banking

Our individual banking business, which delivers a wide range of personal financial services and wealth management services, recorded an 11.5% increase in net profit before tax in 2001. Key contributing factors included


the union of 2 strong banks
UOB's acquisition of Overseas Union Bank has created a powerful banking force with the size, scale and depth to grow our business in the Asia-Pacific


The Union Of
Two Strong Banks
29 June 2001



2



3

1. *On 29 June 2001, UOB announced a voluntary conditional takeover offer for OUB with the support of the principal shareholders of OUB.*

2 & 3. *Additions to our suite of personal financial services in 2001 included 1-2-1 Banking, a personalised retail banking service, and UOB CashPlus, a personal line of credit.*

a higher fee and commission income from our credit cards business and an improved net interest income from a higher loan volume.

Personal Financial Services

Already a leader in consumer banking, our market lead was further extended with the acquisition of OUB. We are the Number One issuer of credit cards in Singapore with a base of more than 730,000 that represents a market share of 26%. Our total debit card base of over 100,000 has also catapulted us to the Number One spot in the issue of global debit cards in the Singapore market. In addition, we are a recognised leader in the personal loans business.

When our integration effort is completed, our customers will enjoy a wider choice of products and services and access to a larger network of branches and ATMs.

In 2001, we continued to expand our product range to meet the diverse needs of our customers, focusing always on providing greater convenience and higher service levels. We launched a series of initiatives, chief of which were:

- 1-2-1 Banking, a personalised retail banking service specifically designed for our upwardly mobile customers. This service is an industry 'first' and accords a wide range of privileges to our housing loan customers or customers who have investments of $75,000 and above with the Bank. 1-2-1 Banking customers have access to their own personal Relationship Managers who assist them in all their banking, financial and investment needs.
- The UOB VISA R Card is an innovative global debit card that also carries many of the benefits of a credit card, including global acceptance, rewards points and free travel insurance. Funds are deducted immediately from the Cardmember's bank account each time he or she pays with the Card.
- The launch of the UOB Supplementary Retirement Scheme (SRS) Account allows our customers to enjoy tax savings and investment gains at the same time. UOB SRS Account customers can invest in a broad range of products, including unit trusts, life assurance plans and fixed deposits.
- In the area of personal lending, we introduced UOB CashPlus, a personal line of credit that comes with an extensive range of benefits to provide financial flexibility and convenience to the customer.

Institutional Banking

Our institutional banking business encompasses commercial banking, corporate banking, corporate finance and capital markets. These businesses as a whole reported a 13.9% rise in net profit before tax during the year. The increase was largely due to consolidation with OUB Group's portfolio and higher fee-based income from our corporate finance and capital market activities.

Commercial Banking

As a Singapore bank, the small and medium-sized enterprise (SME) market is an important core business for us. We reinforced our leadership position in this segment with the acquisition of OUB.

While it was a challenging year for our SME business, our level of profitability remained at almost the same level as 2000. This was largely achieved through prudent credit risk management and a tight control on expenses.

Corporate Banking

We made good progress in the growth of our corporate banking business. Including OUB's loan portfolio, our customer base has been significantly expanded with our total portfolio outstanding exceeding $18 billion.

We also had a particularly noteworthy year in business development initiatives, winning several major financing mandates that totalled more than $3.5 billion. Many of these mandates came from prime names and established industry players.

Other significant initiatives in 2001 included:

- Appointing Global Relationship Managers and Field Relationship Managers to better serve our global and regional customers and to further support the growth of their businesses as they expand into the region and beyond.
- Introducing cash management services as part of our product expansion strategy.
- Launching a 24-hour Call Centre service that is exclusively dedicated to our corporate customers. Available via a toll-free hotline, 1800 22 66 121, the service gives our customers round-the-clock assistance and convenient access to their corporate accounts, anytime, anywhere. Customers can also perform a range of phone banking transactions, including checking the status of inward remittances to their accounts.






MAJLIS UGAMA ISLAM SINGAPURA
S$25,000,000 MUSHARAKA BOND ISSUE
SIGNING CEREMONY

1. The UOB VISA R Card is an innovative global debit card launched during the year. We are now Number One in the issue of global debit cards in Singapore.

2. 1800 22 66 121 is a 24-hour Call Centre service introduced to give our corporate customers round-the-clock assistance and convenient access to their accounts.

3. Among the innovative financing solutions that we arranged for our customers was the first Islamic bond issue in Singapore for Majlis Ugama Islam Singapura (MUIS).


number 1 in SME loans
UOB continues to be the market leader in loans to small and medium-sized enterprises.

Capital Markets

Through UOB Asia Limited, we continued to provide innovative financing solutions to meet the needs of our customers. These included the following:

- Jointly lead-managed the Bank's debut $1.3 billion subordinated debt issue.
- Arranged and lead-managed the first Islamic bond issue in Singapore for Majlis Ugama Islam Singapura, a statutory body.
- Arranged and lead-managed a variety of bond issues for corporates in Singapore that included SembCorp Industries and Singapore Aircraft Leasing Enterprise.
- Arranged a RM547 million rights issue of 15-year Junior Notes for Puncak Niaga Holdings Berhad in Malaysia.
- Raised financing in the syndicated loan market in Malaysia for London Vista Hotel Limited, a subsidiary of Malayan United Industries Berhad, and Maxis Holdings Sdn Bhd.

Global Treasury

Our global treasury operations maintained a strong performance in 2001, with net profit before tax up by 25.1%. This partly reflected our ability to take advantage of the generally favourable global interest rate environment for non-domestic treasury activities. More importantly, our growth rested on our success in three strategic areas:

- Our ability to capitalise on our core competencies in areas where we have a distinct comparative advantage;
- Expansion of our corporate client business; and
- Enhancing our capabilities in innovative product development.

The rapidly changing financial services landscape, as evidenced by the liberalisation and consolidation of the banking industry in Singapore, together with advances in information technology, have combined to present both challenges and opportunities for banks. Recognising these trends, we continually review our fundamental strategies. Doing so will allow us to meet the greater demands posed by the rapidly evolving business environment.

Global Treasury is focused on two priority areas for growth:

- *A concentrated effort to broaden our institutional and corporate client business.*
  We are creating a more extensive and integrated client-driven value chain encompassing ideas generation, product structuring, customisation in marketing, and provision of client advisory services. Complementing this is our role as a pre-eminent player in the domestic foreign exchange market providing virtually round-the-clock coverage.
- *A stronger focus on providing value-added services.*
  We have committed resources to enhancing our financial engineering capability by adopting research and development and knowledge-intensive activities. Our key aim is to maximise value for our clients by structuring solutions that effectively meet their financing and investment requirements and helping them with complex issues on financial risk management.

We will continue to use new technology to extend our reach and our suite of products, services and quality information over our online channel, UOB e-Treasury.

Our expanded Global Treasury, after full integration with OUB's Treasury, will also allow us to further build on our Asset-Backed Commercial Paper (ABCP) business. Started in 1999, our ABCP programme continues to attract all classes of sophisticated fixed income investors, as evidenced by the strong growth in the volume of ABCPs issued since inception. In the last quarter of 2001, amid challenging market conditions, the volume of ABCPs issued reached a record high.

Our other priorities are to complement and add significant value to our bond origination, underwriting and distribution activities. As one of the pioneer primary dealers in the Singapore Government Securities market, we have played a significant role in the development of the primary domestic debt capital market. We will also continue to reinforce our commitment in growing the Bank's fee-based income through our planned introduction of structured notes like equity-linked debt issues.


over 730,000 credit cards
UOB's credit cards business has grown rapidly and we are the Number One credit card issuer in Singapore
UNITED OVERSEAS BANK
VISA
Platinum
MANCHESTER UNITED
MasterCard
JCB



1


www.uobgroup.com

1. Global Treasury is focused on a client-driven business and is continuing to grow by adding value for our clients in an increasingly complex international marketplace.

2. We will continue to deliver convenience to our customers, providing more services through our Internet channel, www.uobgroup.com.

Investment Banking

Investment Banking, which comprises asset management, venture capital management, proprietary investments, insurance and stockbroking, registered a 27.4% increase in net profit before tax during the year. This was primarily attributable to a write-back of provisions for investments made in 2000 and lower expenses.

Asset Management

Despite the difficult market conditions, our assets under management and advice and committed capital reached $5 billion at year-end. With the support of our international subsidiary – UOB Global Capital – operating from its offices in New York and Paris, we made significant progress in establishing UOB's presence in the global marketplace.

Our key achievements for the year included the following:

UOB Asset Management Ltd

- Launched two new unit trusts, thus bringing the total number of funds and sub-funds managed by the asset management subsidiary to 29. At the close of 2001, assets under management in unit trusts and segregated accounts had grown to $4.6 billion. Unit trust assets took a 29% share of this total.
- Appointed as Investment Advisor:
  - by Banque Populaire Asset Management for a $90 million mandate for its Asia Fund
  - by Banque du Louvre for the Japan equities portfolio of the Louvre Multi Select Asian Equity Fund
  - of Atlas CDO I Ltd, advising on a US$181 million transaction that invests in a portfolio of global emerging market bonds and FRNs.
- Won six out of the 34 awards in Standard & Poor's Investment Funds Award Singapore 2002.
- Won five out of the 42 awards in the Singapore Investment Fund Awards 2001.

Our institutional asset management business has also been strengthened by the inclusion of OUB Asset Management Ltd (OUBAM)'s expertise and strong franchise.

This has resulted in a significant increase in total assets under management and advice to $10 billion.

During the year, OUBAM continued to expand its Collateralised Bond/Debt Obligation (CBO/CDO) business with the following achievements:

- Appointed as Investment Partner of Melchior CDO I S.A., a Euro 400 million transaction investing in a portfolio of Euro high-yield corporate bonds and loans.
- Appointed as Collateral Advisor and Execution Agent for Solar Investment Grade CBO II Ltd, a US$407.5 million transaction investing in a portfolio of US investment grade corporate bonds and credit default swaps.
- Appointed as Investment Manager of Emerging Asia CBO Ltd, a US$80 million transaction investing in a portfolio of sovereign and corporate bonds of emerging markets.

UOB Venture Management Private Limited

- Raised two new funds with commitments totalling $141 million comprising:
  - $105 million that was raised in cooperation with UOB Global Capital for the UOB Hermes Asia Technology Fund Limited. Investors included major US and Japanese investors, such as Boeing, New York Life, Silicon Valley Bank and ORIX Investment and Management Pte Ltd. The fund was sponsored by UOB and Hermes Investment Management on behalf of the British Telecom Pension Scheme Trustees; and
  - $36 million that was raised from the first closing of the UOB Shenzhen Venture Capital Co., Ltd (SZVC) Fund.
- Managed five funds exceeding $350 million in actual committed capital.
- Set up a subsidiary, UOB Venture Management (Shanghai) Co., Ltd in Shanghai as an investment holding entity and our fund management vehicle in China.
- Established a joint venture consulting company in Beijing with Beijing Centergate Technologies Co., Ltd to provide financial and advisory services to local and foreign companies in China.
- Established UOB Bioventures Management Pte Ltd, a fund management company that specialises in managing private investments in the bio-medical sector.

UOB Global Capital

- Launched an offshore hedge fund through a strategic alliance with Kinetics Advisors Llc., as part of the on-going effort to grow the range of products that we manage and offer to our clients. In addition, UOB Global Capital successfully concluded a Letter of Intent with a major international fund manager to establish a joint venture in the Fund of Hedge Fund business. This will create UOB's first US$ global product.


PROSPECTUS
UNITED EUROTECH FUND



1& 2. New unit trusts launched by UOB Asset Management during the year brought the total number of funds and sub-funds managed by the subsidiary to 29. The asset management subsidiary is consistently awarded industry recognition for its fund management accomplishments.


10 billion dollars in assets under management and advice
The combination of the fund management capabilities of UOB and OUB has significantly enhanced the retail and institutional segments of our asset management business.

Internet Banking

Following the successful launch in 2000 of www.uobgroup.com, our online financial and lifestyle portal that allows customers to 'Bank Online, Live Online' with us, we have continued to leverage on the Internet to deliver more convenient and customer-centric services.

Our key initiatives in 2001 included:

- Launching e-Uni$, which customers can redeem for a wide range of choice rewards.
- Launching UniAlerts, a value-added service that allows customers to be alerted via email, fax, mobile SMS or pager on a variety of banking activities, including their COE bidding and IPO application results, the due dates of their UOB Credit Card bills, and the status of their scheduled bill payments.
- Introducing e-Statement, where customers can opt to view their account statements online instead of receiving physical paper statements.

International Operations

Our international presence has been enhanced with the acquisition of OUB. Our overseas branches, offices and subsidiaries now span 18 countries in the Asia-Pacific, Western Europe and North America.

We are focused on growing our business in the Asia-Pacific region. This is consistent with our vision to be a premier bank in the Asia-Pacific. In particular, ASEAN and Greater China are key markets for us, and we are working towards building a strong franchise to strengthen our market presence in these regions.

In 2001, our overseas operations, including ACU, contributed 30.4% to Group total profit. Our goal is 40% by 2010.

Malaysia

Operating under a difficult business climate, our Malaysian operations, covering principally United Overseas Bank (Malaysia) Bhd (UOBM) and UOB Labuan Branch, reported lower profitability in 2001. A reduced demand for loans, coupled with lower interest rates during the year, led to an erosion of interest margins and, consequently, to a lower stream of interest income. However, our strategy to diversify our revenue streams has cushioned the impact to our overall bottom line. As a result, we generated almost the same level of non-interest income as in the previous year.

With the addition of OUB's Malaysian operations, we now have a total of 38 branches. This makes us the foreign bank with the largest branch network in the country.

Privilege Banking is a key focus and we have begun to see positive results of our investment in this area, in terms of a growing customer base and contributions to the bottom line. We will continue to sharpen our client focus. Our network of Privilege Banking Centres is also being expanded.

Thailand

UOB Radanasin Bank (UOBR) closed the year with a net loss of B669 million ($28 million) against B1.3 billion ($51.3 million) in 2000.

The loss notwithstanding, UOBR, over the course of 2001, made significant headway in building its business franchise in the country. This was most notable in the areas of trade finance and personal financial services.

In trade finance, we registered high growth volumes, extending largely packing credit, trust receipts and import letters of credit to customers. In personal financial services, we were active in the housing loan, credit card and debit card markets. By year-end, we had 72,000 credit cards CIF (Cards In Force), while U-Credit, our debit card with


18 countries worldwide
UOB has a global presence that spans 18 countries in the Asia-Pacific, Western Europe and North America. More than three-quarters of our offices are in the Asia-Pacific. This is consistent with our vision to be a premier bank in the region.


UOB RADANASIN BANK
ELECTRONIC USE ONLY
VISA Electron



1 & 2. We made good strides in building our personal financial services franchise in Thailand and Hong Kong in 2001. UOB Radanasin Bank, our Thai banking subsidiary, launched U-Credit, a debit card with an accompanying overdraft facility, while in Hong Kong, we established a full-service UOB Card Centre to launch the UOB Credit Card this year.

an accompanying overdraft line, reached a base of 33,000 and generated receivables of B223 million ($9.3 million).

With the successful consolidation of our branch network, we are also now well positioned to transform our current 37 branches into an effective and efficient platform for growth.

Philippines

In the Philippines, the tough economic conditions have necessitated us to continue to adopt a cautious business approach. Our banking subsidiary, United Overseas Bank Philippines, registered a loss in 2001, largely due to a small loan portfolio and higher expenditure needed to improve infrastructure, systems and processes.

Efforts in 2001 were focused on rationalising our operations and building a strong base from which we can expand the array of products and services we offer.

Indonesia

Net profit before tax from our operations in Indonesia increased by 34.3% in 2001, reflecting net interest income growth as a result of a higher business volume. During the year, we continued to be selective in our marketing approach, focusing on export-oriented companies that have sound fundamentals and show potential for growth.

Other International Businesses

Our other international operations reported improved profitability in 2001. This was largely due to the focused expansion of our corporate lending activity and money market operations.

Our strategy to grow our regional business, particularly in the Greater China region, took a significant step forward with the integration of OUB's overseas network into UOB's. Apart from OUB's extensive regional business links, our market presence has been expanded to include four branches in China, five branches in Hong Kong S.A.R., a branch in Taiwan, and a representative office each in Beijing and Chengdu. Additionally, we have established an office in Hong Kong S.A.R. to spearhead the development of our corporate banking business in the Greater China region.

The following were part of our initiatives in 2001 to further develop business growth opportunities in Greater China:

- Signed a Memorandum Of Understanding (MOU) with the China Construction Bank. As with the MOU signed with the Bank Of Communications in 2000, this MOU with the China Construction Bank aims to foster closer business cooperation.
- Made preparations for the launch of the UOB Credit Card in Hong Kong S.A.R. as part of our effort to develop our consumer banking business in the country.

Technology

Despite the difficult and challenging business environment in 2001, the Bank maintained its significant investment in technology. During the year under review, our technology expenditure amounted to $153 million, or 17.5% of total Group expenses.

We have moved swiftly to integrate the information technology (IT) systems of UOB and OUB. Apart from the integration of the business systems, the capacity of our technical infrastructure is also being upgraded to respond to the increased volume in business transactions. This will allow us to perform at an optimum level.

Besides integration and business solutions, our initiatives in 2001 were centred on building our IT infrastructure to further enhance our technology capabilities. Our efforts included:

- Building an Enterprise Integration Infrastructure (EAI) to facilitate increased straight through processing in both our back-office operations and customer-activated systems.
- Implementing a formal project management methodology with the aim of achieving higher quality, better consistency and greater timeliness in project delivery.

Staff

Being in a customer-focused industry, our key asset is our staff. The acquisition of OUB has given us greater depth and strength in management, and an enlarged talent pool to help us successfully deliver our business goals and achieve our corporate vision.

Our key activities in 2001 included:

- Introducing the concept of Line Human Resource (HR) Managers who work closely with the Bank's business units for an intimate understanding of their human resource needs to meet their business objectives.
- Investing in an Internet-based HR management system.
- Continuing to focus on training for the professional and personal development of our staff. In 2001, 10,266 training places were recorded, up 5% from 2000. In line with the Bank's strategies, a significant portion of training time was devoted to developing staff in inter-personal, management and information technology skills.






ASIA'S STRONGEST
BANKS REVEALED

1. Our training continues to focus on developing staff in inter-personal, management and information technology skills.

2. A major thrust of our philanthropy is support for the development of local arts. An example is our annual UOB Painting Of The Year Competition and Exhibition.

3. Recognition awarded by leading publications like Asiamoney strengthen our reputation as a leading financial institution in Singapore and Asia.


more than 400 ATMs islandwide
UOB's enlarged ATM network brings greater convenience and accessibility to our customers on the island.

Accolades

Over the years, the Bank has built a strong reputation as a quality and professionally managed financial institution. In 2001, this reputation was strengthened by a series of accolades and awards from leading publications.

Significant awards received in 2001 were:

- Asiamoney: Asia's Strongest Banks
  - Strongest Bank In Singapore and Third Strongest Bank In Asia
- Global Finance: World's Best Banks 2001
  - Best Bank In Singapore
- The Asset: Triple A – Asset Asian Awards 2002
  - Best Domestic Commercial Bank In Singapore
  - Best Bank M & A Deal: UOB's US$5.8 billion Acquisition Of OUB
- Global Custodian: 2001 Major Market Agent Bank Review
  - 'Top Rated' Award for excellence in providing custody services and Best Performing Agent Among Singapore Banks (by score)
- GSCS Benchmarks: 2001 Review Of Subcustodian Services
  - 'Star' Ratings for settlement, safekeeping and overall performance.

Community

As a leading financial institution, we operate not only in the interests of our shareholders, customers and staff but also of society. We strive to play an active and meaningful role in the communities in which we live and work.

Our key demonstrations of community involvement in 2001 included:

- Donating, together with OUB, $2 million to several charities and public bodies, including the National Trades Union Congress' Education and Training Fund for the training of banking sector employees.
- Contributing $50,000 towards the Toh Chin Chye Professorship in Molecular Biology at the National University of Singapore.
- Supporting the development of local arts via our annual UOB Painting Of The Year Competition and Exhibition which celebrated its 20th year in 2001.

group financial review

All variances in this report were computed from amounts stated in thousands and certain figures may not add up to the relevant totals due to rounding.

Certain comparative figures have been restated to conform with the current year's presentation.

Review Of Financial Performance

Highlights And Performance Indicators

	2001	2000	Increase/ Decrease (%)	Excluding OUB Group Increase/ Decrease (%)
Key Indicators				
Net interest income (NII) ($ million)	**1,429**	1,198	+ 19.3	+ 0.9
Non-interest income ($ million)	**795**	704	+ 12.9	+ 1.8
Total income ($ million)	**2,224**	1,903	+ 16.9	+ 1.2
Total expenses ($ million)	**874**	751	+ 16.3	+ 1.4
Operating profit before goodwill and provisions ($ million)	**1,350**	1,151	+ 17.3	+ 1.1
Net profit after tax (NPAT) ($ million)	**925**	913	+ 1.3	- 8.4
NPAT (Cash)* ($ million)	**972**	913	+ 6.5	- 8.4
Income mix:				
Net interest income/Total income (%)	**64.3**	63.0	+ 1.3% points	- 0.2% point
Non-interest income/Total income (%)	**35.7**	37.0	- 1.3% points	+ 0.2% point
	100.0	100.0	–	–
Profit (before tax) contribution:				
Onshore (%)	**69.6**	84.0	- 14.4% points	- 23.5% points
Offshore including ACU (%)	**30.4**	16.0	+ 14.4% points	+ 23.5% points
	100.0	100.0	–	–
Return on average shareholders' funds (ROE)+ (%)	**10.8**	13.5	- 2.7% points	- 2.0% points
Cash ROE* (%)	**11.3**	13.5	- 2.2% points	- 2.0% points
Earnings per share (EPS)				
Basic (cents)	**77.3**	86.8	- 10.9	- 8.5
Cash* (cents)	**81.3**	86.8	- 6.3	- 8.5
Return on average total assets (ROA) (%)	**1.16**	1.48	- 0.32% point	- 0.21% point
Cash ROA* (%)	**1.22**	1.48	- 0.26% point	- 0.21% point
NII/Average interest bearing assets (%)	**2.06**	2.22	- 0.16% point	- 0.21% point
Operating profit/Average assets (%)	**1.7**	1.9	- 0.2% point	- 0.1% point
Expense/Income ratio (%)	**39.3**	39.5	- 0.2% point	–

* *Excluding goodwill amortisation charge.*

\+ *Figures/ratios have been adjusted for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date.*

	2001	2000		Increase/ Decrease (%)		Excluding OUB Group Increase/ Decrease (%)
Other Indicators						
Customer loans (net) ($ million)	**60,892**	30,045	+	102.7	+	3.2
Customer deposits ($ million)	**74,452**	43,406	+	71.5	+	7.6
Loans/Deposits ratio# (%)	**81.8**	69.2	+	12.6% points	-	2.8% points
Non-performing loans (NPLs) ($ million)	**5,968**	2,462	+	142.4	-	3.5
Cumulative provisions ($ million)	**3,334**	1,664	+	100.4	-	10.5
NPLs**/Gross customer loans (%)	**9.3**	7.8	+	1.5% points	-	0.5% point
Cumulative provisions/NPLs (%)	**55.9**	67.6	-	11.7% points	-	4.9% points
Total assets ($ million)	**113,310**	66,324	+	70.8	+	8.3
Shareholders' funds+ ($ million)	**12,654**	6,968	+	81.6	+	9.3
Unrealised surplus from revaluation++ ($ million)	**1,398**	1,539	-	9.2	-	9.6
Net tangible asset (NTA) backing per share+ ($)	**5.65**	6.62	-	14.7	+	9.3
Revalued NTA backing per share+ ($)	**6.54**	8.08	-	19.1	+	5.8
Capital adequacy ratio (BIS) (%)						
Tier 1 capital	**11.8**	17.1	-	5.3% points	+	0.9% point
Total capital	**18.5**	19.8	-	1.3% points	+	0.9% point
Dividend rates (%)						
Interim	**15**	15		–		–
Final	**25**	25		–		–
Manpower (number)	**12,142**	9,228	+	2,914 number	-	1,029 number

+ *Figures/ratios have been adjusted for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date.*

Loans refer to net customer loans while deposits refer to customer deposits.

** *Excluding debt securities.*

++ *Not incorporated into the accounts and excludes the revaluation surplus/deficit from investment in associates.*

Acquisition Of Overseas Union Bank Limited And Its Subsidiary Companies

On 20 September 2001, the Bank acquired 91% of the issued share capital of OUB, making it a subsidiary of the Group on that date. On 26 October 2001, OUB became a wholly-owned subsidiary when the Bank acquired its remaining issued share capital. As a result of the acquisition, the subsidiaries of OUB became the subsidiaries of the Bank. In addition, Overseas Union Securities Limited (OUS), an associate of OUB, became a subsidiary of the Bank by virtue of the combined interests of the Bank and OUB in OUS.

Group Profits

The Group recorded a profit growth of 1.3% for 2001, with net profit after tax reaching $925 million. The growth was mainly due to higher net interest income resulting from an increased loan volume, higher dealing income from the sale of government securities, higher profit from foreign exchange dealing, as well as higher fee and commission income and lower taxation in 2001. These were partially offset by lower profit from associates, higher operating expenses as well as higher provision charge.

Included in the profit for the year was three months' profit contribution from OUB Group. Excluding profit from OUB Group as well as goodwill, restructuring and financing costs on the acquisition, Group profits would have been $836 million, 8.4% lower than the figure recorded in 2000.

Financial Ratios

- Earnings per share (cash basis) decreased by 6.3%, from 86.8 cents to 81.3 cents in 2001. The price over earnings per share (P/E) ratio, based on the Bank's last done share price of $14.10 on 7 March 2002, was 17.3.
- Return on average shareholders' funds (cash basis), at 11.3%, decreased by 2.2% points from 13.5% in 2000.
- Net tangible asset (NTA) backing per share decreased by $0.97 or 14.7%, from $6.62 in 2000 to $5.65 in 2001.
- Total dividend of 40% (2000: 40%) was 2.2 times covered by net profit (2000: 2.9 times).

Net Interest Income

Net interest income for the Group rose 19.3%, from $1,198 million in 2000 to $1,429 million in 2001. Net interest income continued to be the major contributor of total income, accounting for about 64.3% (2000: 63.0%) of total income.

The increase in net interest income was largely due to the inclusion of OUB Group's net interest income, growth in loan volume and higher income from government and other debt securities. The average interest margin, however, decreased by 16 basis points, from 2.22% in 2000 to 2.06% in 2001, primarily due to a lower loan spread and the costs of subordinated notes issued.

Net Interest Income



1500
1200
900
600
300
0
$ million
1,133
590
543
1,198
615
583
1,429
841*
588
1999
2000
2001
1st Half
2nd Half

* Includes OUB Group's net interest income of $220 million.

Net Interest Income (NII) Ratios



66
64
62
60
58
56
%
3.0
2.5
2.0
1.5
1.0
%
63.4
63.0
64.3
2.34
2.22
2.06
1999
2000
2001
NII/Total Income
NII/Average Interest Bearing Assets

Group Average Interest And Non-Interest Bearing Assets And Liabilities

	2001			2000		
	Average Balance * $ million	Interest $ million	Average Interest Rate %	Average Balance * $ million	Interest $ million	Average Interest Rate %
Assets						
Interest bearing						
Customer loans	**38,378**	**2,184**	**5.69**	28,745	1,857	6.46
Inter-bank balances	**22,816**	**952**	**4.17**	18,605	996	5.35
Government securities	**6,711**	**195**	**2.90**	5,681	167	2.94
Dealing and investment securities	**1,433**	**79**	**5.57**	928	33	3.56
Total interest bearing assets	**69,338**	**3,410**	**4.92**	53,959	3,053	5.66
Non-interest bearing						
Cash and balances with central banks	**2,268**			1,741		
Investments in associates	**1,717**			1,270		
Fixed assets	**1,301**			1,229		
Goodwill	**791**			–		
Other assets	**2,411**			1,310		
Total non-interest bearing assets	**8,488**			5,550		
Total assets	**77,826**			59,509		
Liabilities						
Interest bearing						
Customer deposits	**49,315**	**1,319**	**2.67**	38,536	1,257	3.26
Inter-bank balances	**16,120**	**612**	**3.80**	11,993	598	4.99
Subordinated notes	**1,094**	**50**	**4.60**	–	–	–
Total interest bearing liabilities	**66,529**	**1,981**	**2.98**	50,529	1,855	3.67
Non-interest bearing liabilities	**2,764**			2,246		
Total liabilities	**69,293**			52,775		
Net interest income		**1,429**			1,198	
Group average interest margin+			**2.06**			2.22

* *Computed based on monthly average.*

+ *Interest margin represents net interest income as a percentage of average interest bearing assets.*

Analysis Of Changes In Net Interest Income

	2001			2000		
	Volume Change $ million	Rate Change $ million	Net Change $ million	Volume Change $ million	Rate Change $ million	Net Change $ million
Interest bearing assets						
Customer loans	**622**	**(295)**	**327**	81	45	126
Inter-bank balances	**226**	**(270)**	**(44)**	204	186	390
Government securities	**30**	**(2)**	**28**	(10)	66	56
Dealing and investment securities	**18**	**28**	**46**	4	18	22
Total interest bearing assets	**896**	**(539)**	**357**	279	315	594
Interest bearing liabilities						
Customer deposits	**352**	**(290)**	**62**	(2)	201	199
Inter-bank balances	**206**	**(192)**	**14**	242	88	330
Subordinated notes	**50**	**–**	**50**	–	–	–
Total interest bearing liabilities	**608**	**(482)**	**126**	240	289	529

Non-Interest Income

The Group's non-interest income for 2001 accounted for 35.7% of total income. Total non-interest income increased by $91 million or 12.9% to $795 million in 2001.

The increase primarily came from higher dealing income from the sale of government securities, higher profit from foreign exchange dealing, higher fee and commission income, as well as higher dividend and rental income in 2001.



Non-Interest Income
800
600
400
200
0
$ million
655
351
304
704
340
364
795
433*
362
1999
2000
2001
1st Half
2nd Half

* Includes OUB Group's non-interest income of $78 million.



Non-Interest Income/Total Income
37.5
37.0
36.5
36.0
35.5
35.0
%
36.6
37.0
35.7
1999
2000
2001

Composition Of Non-Interest Income

	2001 $ million	2000 $ million	Increase/ (Decrease) %
Fee and commission income			
Credit card	**64**	50	28.4
Fund management	**53**	61	(13.2)
Investment-related	**14**	25	(44.8)
Loan-related	**61**	39	55.0
Stockbroking	**7**	39	(81.0)
Trade-related	**80**	67	19.2
Others	**76**	49	54.2
	355	330	7.5
Dividend and rental income	**110**	79	39.4
Other operating income	**330**	295	11.8
Total non-interest income	**795**	704	12.9

Total Operating Expenses


900
750
600
450
300
150
0
$ million
581
316
265
751
385
366
874
514*
360
1999
2000
2001
1st Half
2nd Half

* Includes OUB Group's operating expenses of $112 million.

Efficiency Ratios


40
35
30
25
20
%
4.0
3.0
2.0
1.0
0
%
32.5
39.5
39.3
1.08
1.22
1.10
1999
2000
2001
Expense/Income
Expense/Average Assets

Other Operating Income

	2001 $ million	2000 $ million	Increase/ (Decrease) %
Gains/(Losses) from:			
Dealing in securities, government treasury bills and securities and derivatives	**80**	72	10.6
Dealing in foreign exchange	**137**	77	78.9
Dealing income	**217**	149	45.7
Sale of investment securities	**16**	4	276.2
Sale of subsidiaries	**(7)**	2	(383.6)
Sale of properties and other fixed assets	**40**	74	(46.0)
Others	**64**	66	(3.1)
Others	**113**	146	(22.7)
Total	**330**	295	11.8

Operating Expenses

Total operating expenses for 2001 rose by $123 million or 16.3% over 2000. The increase was largely attributable to higher staff expenses and a rise in other operating expenses, as a result of the inclusion of OUB Group. Excluding OUB Group, total operating expenses for 2001 would have been 1.4% higher than 2000.

Operating Expenses

	2001 $ million	2000 $ million	Increase/ (Decrease) %
Staff expenses	**443**	381	16.0
Other operating expenses	**431**	370	16.6
Total operating expenses	**874**	751	16.3

Efficiency Ratios

- Expense to income ratio improved to 39.3% in 2001 (2000: 39.5%); while
- Expense to average assets decreased to 1.10% in the same year (2000: 1.22%).

Staff Expenses

Staff expenses rose by $62 million, from $381 million in 2000 to $443 million in 2001. The inclusion of OUB Group's staff expenses in 2001 largely contributed to the increase in staff costs. Excluding OUB Group, staff expenses would have increased only marginally in 2001, by $8 million or 1.9%, primarily attributable to the yearly increment and increase in employer's CPF contribution rate.

Manpower (excluding OUB Group) decreased by 1,029, from 9,228 as at end-2000 to 8,199 as at end-2001. Including 3,943 staff from OUB Group, Group manpower stood at 12,142 as at end-2001.

Other Operating Expenses

Other operating expenses were up by $61 million to $431 million in 2001. Excluding OUB Group's other operating expenses of $58 million, other operating expenses would have shown only a marginal increase of $3 million or 0.9% to $373 million, driven by higher depreciation expenses on application software and computer equipment.

IT operating expenses for 2001 increased by $37 million from 2000 to reach $153 million, and accounted for 17.5% of total Group expenses.



Manpower
12500
10000
7500
5000
2500
0
Number
9,064
9,228
12,142
3,943
8,199
1999
2000
2001
O OUB Group



Group IT Operating Expenses
160
120
80
40
0
$ million
87
50
37
116
63
53
153
93*
60
1999
2000
2001
1st Half
2nd Half

* Includes OUB Group's IT operating expenses of $28 million.



Group IT Operating Expenses/
Total Expenses
19.0
18.0
17.0
16.0
15.0
14.0
%
15.0
15.5
17.5
1999
2000
2001

Provisions Charged To Income Statement


200
150
100
50
0
$ million
Total: 253
Total: 91
Total: 165
152
101
68
23
11
154*
1999
2000
2001
1st Half
2nd Half

* Includes OUB Group's provision charge of $2 million.

Provisions Charged To Income Statement

Total provision charge increased by $74 million, from $91 million in 2000 to $165 million in 2001, reflecting higher specific provisions made on loans.

	First Half 2001 $ million	Second Half 2001 $ million	Full Year 2001 $ million	First Half 2000 $ million	Second Half 2000 $ million	Full Year 2000 $ million
The Group						
Specific provision for loans	22	143	**165**	62	8	70
General provision for loans	(16)	(54)	**(70)**	–	(53)	(53)
Specific provision for diminution in value of other assets	5	65	**70**	6	68	74
Total provisions	11	154	**165**	68	23	91
Provisions charged by major region:						
Specific provision						
Five Regional Countries*	12	(29)	**(17)**	39	(6)	33
Greater China+	(14)	(6)	**(20)**	(2)	(2)	(4)
Singapore and other countries	24	178	**202**	25	16	41
	22	143	**165**	62	8	70
General provision						
Five Regional Countries*	(22)	(52)	**(74)**	–	(52)	(52)
Greater China+	5	–	**5**	–	–	–
Singapore and other countries	1	(2)	**(1)**	–	(1)	(1)
	(16)	(54)	**(70)**	–	(53)	(53)
Specific provisions for diminution in value of other assets	5	65	**70**	6	68	74
Total provisions	11	154	**165**	68	23	91

* *The Five Regional Countries comprise Malaysia, Indonesia, the Philippines, Thailand and South Korea.*

\+ *Greater China comprises China, Hong Kong S.A.R. and Taiwan.*

Overview Of Balance Sheet

Total Assets

Total assets of the Group grew by 70.8%, from $66,324 million as at 31 December 2000 to $113,310 million as at 31 December 2001. The increase came primarily from the consolidation of OUB Group's balances. Excluding OUB Group's balances, the Group's total assets would have recorded a growth of 8.3%.

Assets Mix

	2001		2000	
	$ million	%	$ million	%
Cash and balances with central banks	**3,330**	**2.9**	1,715	2.6
Securities*	**14,167**	**12.5**	6,357	9.6
Inter-bank balances	**24,687**	**21.8**	23,609	35.6
Customer loans	**60,892**	**53.7**	30,045	45.3
Other assets	**6,458**	**5.8**	4,598	6.9
Goodwill	**3,776**	**3.3**	–	–
Total assets	**113,310**	**100.0**	66,324	100.0

* *Comprising Singapore and other government treasury bills and securities, dealing and investment securities.*

Assets Mix – 2001


Cash And Balances With Central Banks
Securities
Inter-Bank Balances
Customer Loans
Other Assets
Goodwill

Assets Mix – 2000


Cash And Balances With Central Banks
Securities
Inter-Bank Balances
Customer Loans
Other Assets

Securities

Total Group securities rose by $7,810 million or 122.9% to $14,167 million as at 31 December 2001. The increase was mainly attributable to the consolidation of OUB Group's balances.

Total Securities

	2001 $ million	2000 $ million
Cost		
Dealing	**1,129**	1,353
Non-dealing	**13,213**	5,041
	14,342	6,394
Less: Provision for diminution in value	**(175)**	(37)
Net book value	**14,167**	6,357

Securities Analysed By Issuer Type

	2001		2000	
	$ million	%	$ million	%
Government	**10,561**	**73.5**	5,342	83.5
Public sector	**52**	**0.4**	121	1.9
Bank	**712**	**5.0**	257	4.0
Corporate	**2,891**	**20.2**	575	9.0
Others	**126**	**0.9**	99	1.6
Total	**14,342**	**100.0**	6,394	100.0

Securities Analysed By Industry

	2001		2000	
	$ million	%	$ million	%
Transport, storage and communication	**486**	**3.7**	6	0.1
Building and construction	**348**	**2.6**	189	3.8
Manufacturing	**187**	**1.4**	12	0.2
Financial institutions	**1,126**	**8.5**	228	4.5
General commerce	**90**	**0.7**	–	–
Others	**10,976**	**83.1**	4,606	91.4
Non-dealing	**13,213**	**100.0**	5,041	100.0
Dealing	**1,129**		1,353	
Total securities	**14,342**		6,394	

Customer Loans

The Group's net loans and advances to customers increased by $30,847 million or 102.7% to $60,892 million as at 31 December 2001, primarily as a result of the first-time consolidation of OUB Group's loan balances. Excluding OUB Group's balances, the growth in loans and advances would have been 3.2%.

Customer Loans By Type

	2001		2000	
	$ million	%	$ million	%
Housing loans	**13,298**	**20.7**	7,541	23.8
Term loans	**36,940**	**57.5**	15,076	47.5
Trade financing	**2,825**	**4.4**	1,750	5.5
Overdrafts	**11,148**	**17.4**	7,343	23.2
Total gross customer loans	**64,211**	**100.0**	31,710	100.0
Less: General provision	**(1,435)**		(768)	
Specific provision and interest-in-suspense	**(1,884)**		(896)	
Net customer loans	**60,892**		30,045	

Gross Customer Loans Analysed By Currency And Fixed/Variable Rates

	2001		
	Fixed Rate $ million	Variable Rate $ million	Total $ million
Singapore Dollars	**12,584**	**29,149**	**41,733**
US Dollars	**1,538**	**7,902**	**9,440**
Malaysian Ringgit	**79**	**6,167**	**6,246**
Hong Kong Dollars	**20**	**1,726**	**1,746**
Thai Baht	**573**	**294**	**867**
Others	**582**	**3,597**	**4,179**
Group Total	**15,376**	**48,835**	**64,211**

For a breakdown of Group loans and advances by remaining maturity and industry, please refer to Notes 28(b) and 28(c) to the Financial Statements respectively.

Credit Facilities To Related Parties

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities at 31 December 2001 were as follows:

	2001		2000	
	Loans And Advances $ million	Off-Balance Sheet Credit Facilities* $ million	Loans And Advances $ million	Off-Balance Sheet Credit Facilities* $ million
Associates of the Group	**958**	**59**	865	58
Directors of the Bank and director-related parties+	**594**	**173**	698	223
Corporations where the directors of the Bank are also directors#	**1,988**	**147**	1,290	40

* *Off-balance sheet credit facilities comprise direct credit substitutes, transaction-related contingencies and trade-related contingencies.*

\+ *Director-related parties include the immediate family members of the directors of the Bank, entities in which a director of the Bank or his family members have a substantial shareholding, and credit facilities guaranteed by the directors of the Bank.*

\# *This excludes credit facilities already included in the first two categories. However, it includes credit facilities granted to the subsidiaries of the corporations in this category.*

Deposits

Total Group deposits grew by 62.8%, from $56,837 million as at 31 December 2000 to $92,545 million as at 31 December 2001. Customer deposits accounted for 80.4% of total Group deposits. Excluding OUB Group's deposit balances, the growth in total deposits would have been 4.8%.

Deposits By Type

	2001		2000	
	$ million	%	$ million	%
Bankers' deposits	**18,093**	**19.6**	13,431	23.6
Customer deposits				
Fixed deposits	**54,419**	**58.8**	32,421	57.1
Savings and others	**20,033**	**21.6**	10,985	19.3
	74,452	**80.4**	43,406	76.4
Total deposits	**92,545**	**100.0**	56,837	100.0

For a breakdown of deposits by remaining maturity, please refer to Note 21(a) to the Financial Statements.


Loans/Deposits Ratio
80000
60000
40000
20000
0
$ million
90
85
80
75
70
65
60
%
27,259
40,728
30,045
43,406
60,892#
74,452*
1999
2000
2001
Customer Loans
Non-Bank Deposits
Loans/Deposits Ratio

Includes OUB Group's non-bank loans of $29,880 million.
* Includes OUB Group's non-bank deposits of $27,754 million.

Loans/Deposits Ratio

With the 102.7% growth in net customer loans outpacing the 71.5% growth in customer deposits, the customer loans-to-deposits ratio increased from 69.2% as at 31 December 2000 to 81.8% as at 31 December 2001.

Goodwill

Arising from the acquisition of OUB Group, a goodwill of $3,824 million will be amortised on a straight line basis over 20 years.

	$ million
Deemed value of shares issued	4,950
Cash consideration paid	4,077
Total purchase consideration	9,027
Acquisition expenses capitalised	25
Cost of investment	9,052
Fair value of net assets acquired	(5,228)
Goodwill	3,824
Goodwill amortised during 2001	(48)
Balance as at 31 December 2001	3,776

Shareholders' Funds

Group shareholders' funds stood at $12,654 million as at 31 December 2001 against $6,968 million as at 31 December 2000. The increase of 81.6% was largely due to the issue of new UOB shares in connection with the acquisition of OUB Group.

Unrealised revaluation surpluses in long-term investments and properties, amounting to $1,398 million as at 31 December 2001, were not incorporated into the Group's accounts.

	2001 $ million	2000 $ million
Shareholders' funds per book	**12,654**	6,968
Add: Surplus on revaluation		
Properties	**1,308**	1,485
Long-term investments*	**90**	54
Total surplus on revaluation	**1,398**	1,539
Shareholders' funds including revaluation surplus	**14,052**	8,507
Net tangible asset (NTA) backing per share (in $)		
NTA per book	**5.65**	6.62
Revaluation surplus	**0.89**	1.46
Total revalued NTA	**6.54**	8.08

* *Excluding the revaluation surplus/deficit from investment in associates.*

Revalued Shareholders' Funds



15000
12000
9000
6000
3000
0
$ million
8.5
8.0
7.5
7.0
6.5
6.0
5.5
$
7.39
7,778
1,587
6,191
8.08
8,507
1,539
6,968
14,052
1,398
12,654
6.54
1999
2000+
2001
Shareholders' Funds
Revaluation Surplus
Revalued NTA Per Share

+ *Figure and ratio have been adjusted for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date.*

Capital Adequacy Ratio

The Capital Adequacy Ratio (CAR) of the Group was computed in accordance with the guidelines issued by the Basle Committee on Banking Supervision.

Tier-1 capital comprises share capital, disclosed reserves and minority interests, while the Tier-2 supplementary capital consists primarily of general loan loss reserve and revaluation reserves on investments and properties held for investment purposes. The general loan loss reserve excludes specific and earmarked provisions, while the revaluation reserves, being the difference between the book value and market value, are discounted at 55%.

It is the Group's policy to maintain a strong capital position to support growth of the Group both organically and through acquisitions. As at 31 December 2001, the Group maintained a strong CAR of 18.5%, which is more than twice the minimum of 8% set by the Bank for International Settlements (BIS) and well above the minimum of 12% required by the Monetary Authority of Singapore.

	2001 $ million	2000 $ million
Capital		
Tier 1 – Core capital		
Share capital	**1,571**	1,052
Disclosed reserves	**10,765**	5,400
Minority interests	**399**	207
	12,735	6,659
Tier 2 – Supplementary capital		
Revaluation reserves	**671**	735
General loan loss reserve	**948**	333
Subordinated notes	**3,638**	–
	5,257	1,068
Less: Goodwill	**(3,776)**	–
Investment in collateralised bond obligations, private equity and venture capital	**(161)**	(23)
Overall capital	**14,055**	7,704
Risk-Weighted Assets		
Total risk-weighted assets adjusted to include market risk	**75,897**	39,003
Capital Adequacy Ratios		
Tier 1	**11.8%**	17.1%
Total capital	**18.5%**	19.8%

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

financial statements

The directors present their report to the members together with the audited financial statements of the Bank and of the Group for the financial year ended 31 December 2001.

Directors

The directors holding office at the date of this report are:

Mr Wee Cho Yaw
Mr Lee Hee Seng *(appointed on 31 October 2001)*
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ho Sim Guan
Mr Ngiam Tong Dow *(appointed on 1 October 2001)*
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr John C Dean Jr
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon *(appointed on 4 January 2001)*
Mr Tan Kok Quan *(appointed on 1 October 2001)*
Prof Lim Pin *(appointed on 1 October 2001)*
Mrs Margaret Lien Wen Hsien *(appointed on 1 October 2001)*
Mr Ng Boon Yew *(appointed on 1 October 2001)*

Principal Activities

The Bank is principally engaged in the business of banking in all its aspects. The principal activities of its subsidiaries are disclosed in Note 45 to the financial statements. There have been no significant changes in the nature of these activities during the financial year.

Acquisitions and Disposals of Subsidiaries

(a) **Incorporation of Subsidiaries**

During the financial year, the following subsidiaries were incorporated:

	Group's Effective Interest %	Consideration Paid by the Group $'000
UOB Hermes Asia Management Pte Limited	42	60
UOB Bioventures Management Pte Ltd	100	510
UOB Venture Bio Investments Ltd	100	*
UOB Venture Management (Shanghai) Co., Ltd	100	**

* *Consideration paid by the Group was $4.*
** *The subsidiary has no share capital.*

(b) **Acquisition of Subsidiaries**

During the financial year, the Bank acquired a 100% interest in Overseas Union Bank Limited ("OUB"). As a result of the acquisition, the subsidiaries of OUB became the subsidiaries of the Bank. In addition, Overseas Union Securities Limited ("OUS"), an associate of OUB, became a subsidiary of the Bank by virtue of the combined interests of the Bank and OUB in OUS.

The names of the OUB subsidiaries and the details of the Group's effective interests in these subsidiaries and in OUS are disclosed in Note 45 to the financial statements.

The consideration for the acquisition of OUB was satisfied by the issue of 0.52 new fully paid-up ordinary share of the Bank of $1 each and payment of $4.02 in cash for each OUB ordinary share. The value of the consideration amounted to $9,027,046,083. The Group's share of the net tangible assets acquired of OUB and its subsidiaries, and OUS amounted to $5,228,072,000.

(c) **Liquidation of Subsidiaries**

During the financial year, the following subsidiaries were placed into members' voluntary liquidation:

	Group's Share of Net Tangible Assets at Date of Liquidation $'000	Group's Effective Interest %
UOB Investment Research Pte Ltd	512	100
LWB (1995) Limited	–	100

(d) **Disposal of Subsidiaries**

During the financial year, the Group disposed of its overseas stockbroking interests in Indonesia, Thailand, the Philippines and Hong Kong S.A.R. to its associate, UOB-Kay Hian Holdings Limited. Details of the disposals are as follows:

	Group's Share of Net Tangible Assets at Date of Disposal $'000	Group's Effective Interest %	Group's Share of the Consideration Received $'000
P T UOBB Securities	402	68	459
UOB Securities (Thailand) Co. Ltd	11,905	100	29,306
UOB Securities (Philippines), Inc.	1,043	100	1,836
United Mok Ying Kie Limited	4,140	55	6,440
UMYK Nominees Limited	2	55	2

In addition, the Group disposed of its 50% interest in Dahua Xiamen Development Ltd ("DXDL") to its associate, United Overseas Land Limited which received $9,110,000 from the Group. The Group's share of net liabilities disposed of is $950,000.

Results for the Financial Year

	The Group $'000	The Bank $'000
Profit after taxation	928,574	746,639
Minority interests	(3,995)	–
Net profit for the financial year attributable to members	924,579	746,639

Material Transfers To or From Reserves and Provisions

Material movements in reserves and provisions are set out in the notes to the financial statements.

Issue of Shares and Debentures

(a) During the financial year, the authorised ordinary share capital of the Bank was increased from $2,000 million to $3,000 million by the creation of 1,000 million ordinary shares of $1 each.

During the financial year, the Bank issued 377,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as follows:

Subscription Price Per Share, Paid in Cash $	Number of Ordinary Shares of $1 each in the Bank
9.17	212,000
8.25	121,000
3.14	44,000
	377,000

The Bank also issued 518,280,794 ordinary shares of $1 each as fully paid shares as part consideration for the acquisition of OUB.

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(b) Details of subsidiaries which issued shares during the financial year are set out below:

(i) The following subsidiaries issued shares at par which were fully paid in cash to provide for working capital:

	Number of Shares Issued	Type of Shares	Issue Price Paid in Cash	Par Value of Shares
UOB Capital Investments Pte Ltd	49,400,000	Ordinary	$49,400,000	$1
UOB Capital Management Pte Ltd	3,000,000	Ordinary	$3,000,000	$1
UOB Global Capital Private Limited	40,000	Ordinary	$40,000	$1
UOB Holdings (USA) Inc	2,380,000	Preference	US$2,380,000 (equivalent to $4,405,380)	US$1
UOB Global Capital LLC	2,380,000	Preference	US$2,380,000 (equivalent to $4,405,380)	US$1

(ii) Far Eastern Bank Limited made a bonus issue of 75,635,625 new ordinary shares of $1 each on the basis of 3.103 new ordinary shares for every one existing ordinary share of $1 each held to enable it to meet the minimum paid-up share capital requirement of $100 million under Section 9A of the Banking (Amendment) Act 2001. The bonus shares were issued as fully paid shares through the capitalisation of $22,500,000 and $53,135,625 from its general reserve and retained profits respectively.

(iii) Overseas Union Trust Limited ("OUT") issued the following ordinary shares of $1 each in the period between 20 September 2001, the date when OUT became a subsidiary of the Bank, and 31 December 2001 to option holders who exercised their rights in connection with the OUT Share Option Scheme:

Subscription Price Per Share, Paid in Cash	Number of Ordinary Shares of $1 each in OUT
$2.52	28,000

In the same period, OUT also issued 2,067,226 ordinary shares of $1 each at the price of $1.33 per share arising from the conversion of warrants in accordance with the Deed Poll.

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(c) During the financial year, the Bank issued the following subordinated notes that qualify as Upper Tier 2 regulatory capital to strengthen the Group's and the Bank's capital structure upon the acquisition of OUB:
(i) $1,300,000,000 4.95% Subordinated Notes due 2016 Callable with Step-up in 2011; and

(ii) US$1,268,000,000 (equivalent to $2,347,068,000) Subordinated Floating Rate Notes due 2011 Callable in 2002.

Further details on the terms of the subordinated notes are disclosed in Note 23 to the financial statements.

(d) There was no other issue of shares or debentures by the Bank or any other corporation in the Group during the financial year.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as disclosed in this report.

Directors' Interests in Shares, Share Options and Debentures

(a) The interests of the directors holding office at the end of the financial year in the share capital of the Bank and related corporations according to the register of directors' shareholdings were as follows:

	Number of Ordinary Shares of $1 each			
	Shareholdings Registered in the Name of Directors		Shareholdings in which Directors are deemed to have an interest	
	At 31.12.2001	At 1.1.2001 or date of appointment, if later	At 31.12.2001	At 1.1.2001 or date of appointment, if later
The Bank				
Mr Wee Cho Yaw	16,390,248	16,530,548	146,375,326	146,072,026
Mr Lee Hee Seng	562,341	562,341	223,303	223,303
Mr Wee Ee Cheong	2,794,899	2,774,899	143,985,251	143,584,731
Mr Ho Sim Guan	5,565,142	5,665,142	70,978,684	70,978,684
Mr Ngiam Tong Dow	–	–	4,600	4,600
Mr Ernest Wong Yuen Weng	70,000	100,000	–	–
Dr Cham Tao Soon	–	–	4,520	2,520
Mr Tan Kok Quan	–	–	95,038	95,038
Mrs Margaret Lien Wen Hsien	99,783	99,783	81,538,287	81,538,287
Mr Ng Boon Yew	–	–	5,280	5,280
Industrial & Commercial Bank Limited				
Mr Wee Ee Cheong	–	–	356,000	303,000
Mr Ho Sim Guan	7,000	7,000	57,000	57,000
United Overseas Insurance Limited				
Mr Wee Cho Yaw	25,400	25,400	–	–
Mr Ho Sim Guan	9,300	9,300	–	–
Overseas Union Securities Limited				
Mr Lee Hee Seng	796,875	796,875	–	–
Mrs Margaret Lien Wen Hsien	–	–	15,625	15,625
Overseas Union Trust Limited				
Mr Lee Hee Seng	74,000	74,000	–	–
Mrs Margaret Lien Wen Hsien	56,600	50,600	133,900	119,900

(b) According to the register of directors' shareholdings, no director has any interest in the share options of the Bank or any of its subsidiaries at any time during the financial year except for Mr Ernest Wong Yuen Weng, whose options in the Bank are as follows:

Number of Options Granted during the Financial Year	Aggregate Number of Options since the Commencement of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme up to 31 December 2001			Number of Options Outstanding as at	
	Granted	Exercised	Lapsed	31.12.2001	1.1.2001
Nil	741,000	588,000	153,000	Nil	75,000

The share options were granted pursuant to the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme and carried the right to subscribe for new ordinary shares of the Bank.

(c) According to the register of directors' shareholdings, no director holding office at 31 December 2001 had any interest in the debentures of the Bank at the end of the financial year.

(d) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2002 (being the 21st day after the end of the financial year).

Dividends

Dividends paid, declared and recommended since the end of the Bank's previous financial year were as follows:

	$'000
A final dividend of 25 cents per share net of tax at 24.5% was paid on 15 June 2001 in respect of the financial year ended 31 December 2000:	
– as proposed in the Directors' Report for that financial year	198,650
– in respect of new shares issued upon the exercise of share options before book closure date	63
	198,713
An interim dividend of 15 cents per share net of tax at 24.5% was paid on 31 August 2001 in respect of the financial year ended 31 December 2001	119,231
A proposed final dividend of 25 cents per share recommended by the directors, net of tax at 24.5%, in respect of the financial year ended 31 December 2001	296,547

Bad and Doubtful Debts

Before the financial statements of the Bank were made out, the directors took reasonable steps to ascertain that proper action has been taken in relation to the writing off of bad debts and providing for doubtful debts of the Bank and have satisfied themselves that all known bad debts of the Bank have been written off and that where necessary adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the consolidated financial statements of the Group inadequate to any substantial extent.

Current Assets

Before the financial statements of the Bank were made out, the directors took reasonable steps to ascertain that current assets of the Bank which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or that adequate provision has been made for the diminution in values of such current assets.

At the date of this report, the directors are not aware of any circumstances, not otherwise dealt with in this report, which would render the values attributed to current assets in the consolidated financial statements of the Group misleading.

Charges on Assets and Contingent Liabilities

At the date of this report, no charges have arisen since the end of the financial year on the assets of the Bank or any other corporation in the Group which secure the liability of any other person, nor has any contingent liability arisen since the end of the financial year in the Bank or any other corporation in the Group other than those normally undertaken in the course of the activities of the Bank and the Group.

Ability to Meet Obligations

No contingent or other liability of the Bank or any corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Bank and of the Group to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Bank and the consolidated financial statements of the Group misleading.

Unusual Items

In the opinion of the directors, the results of the operations of the Bank and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than the effects of the acquisition of OUB as disclosed in the notes to the financial statements.

Unusual Items after the Year-End Date

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Bank and of the Group for the financial year in which this report is made other than the post balance sheet event as disclosed in Note 47 to the financial statements.

Directors' Contractual Benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Directors' Fees and Other Remuneration

(a) The details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2001 are as follows:

	Directors' Fees %	Base or Fixed Salary %	Variable/ Performance Bonus %	Benefits-In-Kind and Others* %	Total %
$1,000,000 and above	**3.2**	**25.3**	**55.9**	**15.6**	**100.0**
Mr Wee Cho Yaw					
Mr Lee Hee Seng					
Mr Wee Ee Cheong					
Mr Koh Beng Seng					
Below $250,000	**100.0**	–	–	–	**100.0**
Mr Ho Sim Guan					
Mr Ngiam Tong Dow					
Mr Ernest Wong Yuen Weng					
Mr Wong Meng Meng					
Mr John C Dean Jr					
Mr Sim Wong Hoo					
Mr Philip Yeo Liat Kok					
Dr Cham Tao Soon					
Mr Tan Kok Quan					
Prof Lim Pin					
Mrs Margaret Lien Wen Hsien					
Mr Ng Boon Yew					

(b) The above directors did not receive any share options during the financial year.

** Included in benefits-in-kind and others is retirement gratuity paid.*

Share Options of the Bank

(a) From 1990 to 1998, share options were granted by the Bank pursuant to the UOB Executives' Share Option Scheme in respect of unissued ordinary shares of $1 each to officers of the Bank and its subsidiaries who are of Vice President rank and above and are not substantial shareholders of the Bank. Particulars of the share options granted under this scheme in 1997 and 1998 (hereinafter called "Options 1997" and "Options 1998" respectively) have been set out in the Directors' Reports for the years ended 31 December 1997 and 1998 respectively.

(b) On 6 October 1999, the Bank's shareholders approved the adoption of the UOB 1999 Share Option Scheme to replace the UOB Executives' Share Option Scheme. Under the UOB 1999 Share Option Scheme, options may be granted to employees in the corporate grade of Vice President (or an equivalent rank) and above and selected employees below the corporate grade of Vice President (or an equivalent rank) of the Bank and its subsidiaries, and to directors and controlling shareholders. Particulars of the share options granted under this scheme in 1999 and 2000 (hereinafter called "Options 1999" and "Options 2000") have been set out in the Directors' Reports for the financial years ended 31 December 1999 and 2000 respectively.

(c) During the financial year, no options were granted pursuant to the UOB 1999 Share Option Scheme.

(d) Statutory and other information regarding the Options are as follows:

(i)

Options	Option Period	Offer Price $
UOB Executives' Share Option Scheme		
1997	5 May 1998 to 4 February 2002	8.25
1998	14 September 1999 to 13 June 2003	3.14
UOB 1999 Share Option Scheme		
1999	27 December 2000 to 26 December 2004	14.70
2000	11 December 2001 to 10 December 2005	12.90

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the Participant or the take-over or winding up of the Bank. Further details of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme ("the Schemes") are set out in the circulars to shareholders dated 18 January 1990 and 10 September 1999 respectively.

(iii) Since the commencement of the Schemes, no participant received 5% or more of the total options available under the Schemes and no options were granted to controlling shareholders (or their associates) or directors of the Bank except for Mr Ernest Wong Yuen Weng, whose options are disclosed under "Directors' Interests in Shares, Share Options and Debentures".

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(e) Save as disclosed in this report, no shares of the Bank were issued during the year to which this report relates by virtue of the exercise of options granted pursuant to the Schemes, whether granted before or during the financial year.

Share Options of the Bank *(continued)*

(f) Unissued shares under option at 31 December 2001 comprise the following:

Options Granted to Executives in Connection with the Schemes, Granted in	Price Per Share Payable in Full Upon Application $	Date of Expiration of Option	Number of Unissued Ordinary Shares of $1 each in the Bank
1997	8.25	5 February 2002	115,000
1998	3.14	14 June 2003	50,000
1999	14.70	27 December 2004	1,384,000
2000	12.90	11 December 2005	1,528,000
			3,077,000

Share Options and Warrants of the Bank's Subsidiary, Overseas Union Trust Limited ("OUT")

(a) The OUT Share Option Scheme (the scheme as amended or modified from time to time hereinafter called the "OUT Scheme") was approved by the members of OUT at an Extraordinary General Meeting held on 11 May 1995.

(b) Options under the OUT Scheme are granted to officers of OUT in the corporate grade of or equivalent to Assistant Manager and above, and an executive director of OUT. No options were granted pursuant to the OUT Scheme during the period from 20 September 2001, the date when OUT became a subsidiary of the Bank, to 31 December 2001.

(c) Statutory and other information regarding the options granted are as follows:

(i) The dates of expiration of the options granted are set out in paragraph (e) below unless any such option has ceased prior thereto by reason of Regulation 21 of the Regulations of the OUT Scheme (relating to the resignation or the termination of employment or appointment of the grantee, or where the grantee is adjudged a bankrupt or enters into composition with his creditors, after the grant of the option).

(ii) The grantee may exercise an option during the option period relating thereto by notice in writing accompanied by a remittance for the full amount of the offering price.

(iii) The offering price is equal to the market value of OUT's shares based on the average of the last dealt price per share of OUT on the Singapore Exchange Securities Trading Limited ("SGX") as determined by reference to the daily official list published by the SGX for a period of three market days, on each of which there was trading of OUT's shares, immediately prior to each respective offering dates.

(iv) The number of shares which may be acquired on the exercise of an option, par value, class and/or the offering price shall, in accordance with the Regulations of the OUT Scheme, be adjusted in such manner as the Committee appointed to administer the OUT Scheme, on the written confirmation of the auditors of OUT for the time being that such adjustment is fair and reasonable (except in relation to a capitalisation issue), shall determine to be appropriate, in the event of any variation in the issued share capital of OUT (whether by way of capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or otherwise howsoever).

(d) On 1 April 2000, replacement options (hereinafter called the "Replacement Options") were granted pursuant to the OUT Scheme (as amended) to holders of outstanding options granted under the OUT Scheme and who, on that date, satisfied the eligibility criteria specified in Regulation 6 of the Regulations of the OUT Scheme. Each Replacement Option comprises such number of shares, and can be exercisable into shares at such offering price, as was applicable to the outstanding option to which such Replacement Option relates. However, such Replacement Option has an option period equivalent to the aggregate of (i) the remaining option period of the outstanding option to which it relates and (ii) sixty months, after taking into account the remaining moratorium period (if any) in respect of such outstanding option. The grantee can exercise the Replacement Option during the option period by notice in writing accompanied by a remittance for the full amount of the offering price.

(e) Statutory and other information regarding the unissued shares of OUT under options which were granted pursuant to the OUT Scheme and outstanding as at 31 December 2001 is as follows:

Options Granted in Connection with the OUT Scheme	Price Per Share Payable in Full Upon Application $	Date of Expiration of Option	Number of Unissued Ordinary Shares of $1 each in OUT
1995 Replacement Options	2.49	1 October 2005	63,041
1996 Replacement Options	2.61	2 October 2006	71,000
1997 Replacement Options	2.14	30 September 2007	57,000
1998 Replacement Options	1.00	4 October 2008	75,000
1999 Options	2.27	30 September 2009	87,000
2000 Options	2.52	21 September 2010	314,000
2001 Options	3.89	5 August 2011	452,000
			1,119,041

The holders of the options, including Replacement Options of OUT have no right to participate, by virtue of the options, in any share issue of any other company.

(f) All outstanding warrants issued by OUT pursuant to a Prospectus dated 30 September 1996 expired on 3 October 2001.

Audit Committee

The Audit Committee comprises five members, four of whom are non-executive independent directors. The members of the Audit Committee are:

Mr Ernest Wong Yuen Weng (Chairman)
Mr Wee Ee Cheong *(appointed on 1 October 2001)*
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon *(appointed on 4 January 2001)*
Mr Tan Kok Quan *(appointed on 1 October 2001)*

In its report to the Board of Directors, the Audit Committee reports that it has reviewed with the Bank's internal auditors their audit plan and the scope and results of the Bank's internal audit procedures. The Audit Committee has also reviewed with the Bank's auditors, PricewaterhouseCoopers, their audit plan, their evaluation of the system of internal accounting controls, their auditors' long-form report and the response of management thereto as well as their audit report on the financial statements of the Bank and the consolidated financial statements of the Group for the year ended 31 December 2001. The financial statements of the Bank and the consolidated financial statements of the Group for the year ended 31 December 2001 have been reviewed by the Committee prior to their submission to the Board of Directors.

The Audit Committee has also reviewed interested person transactions and the assistance given by the Bank's officers, in particular the Bank's internal auditors and financial controller, to PricewaterhouseCoopers.

The Audit Committee has nominated PricewaterhouseCoopers for re-appointment by shareholders as auditors at the next Annual General Meeting.

Auditors

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

Signed on 8 March 2002

for the financial year ended 31 December 2001

In the opinion of the directors, the financial statements set out on pages 87 to 150 are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group at 31 December 2001, the results of the business and changes in equity of the Bank and of the Group and the cash flows of the Group for the financial year then ended, and at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the directors

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

Signed on 8 March 2002

We have audited the financial statements of United Overseas Bank Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2001 set out on pages 87 to 150. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Bank and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

 (i) the state of affairs of the Bank and of the Group at 31 December 2001, the profit and changes in equity of the Bank and of the Group, and the cash flows of the Group for the financial year ended on that date; and

 (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Bank and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are stated in Note 45 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the consolidated financial statements, and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 8 March 2002

for the financial year ended 31 December 2001

	Notes	The Group 2001 $'000	The Group 2000 $'000	The Bank 2001 $'000	The Bank 2000 $'000
Interest income	3	**3,410,284**	3,053,356	**2,315,784**	2,423,956
Less: Interest expense	4	**1,981,133**	1,854,945	**1,472,743**	1,564,262
Net interest income		**1,429,151**	1,198,411	**843,041**	859,694
Dividend income	5	**33,701**	8,151	**231,157**	197,107
Fee and commission income	6	**355,201**	330,435	**164,003**	168,159
Rental income	7	**75,947**	70,513	**42,036**	39,171
Other operating income	8	**330,091**	295,152	**245,296**	167,147
Income before operating expenses		**2,224,091**	1,902,662	**1,525,533**	1,431,278
Less:					
Staff costs	9	**442,657**	381,457	**252,084**	239,328
Other operating expenses	10	**431,186**	369,749	**222,694**	218,812
		873,843	751,206	**474,778**	458,140
Operating profit before goodwill amortisation and provisions		**1,350,248**	1,151,456	**1,050,755**	973,138
Less: Goodwill amortisation	35	**47,806**	–	**–**	–
Less: Provisions	12	**164,795**	90,612	**111,675**	151,792
OPERATING PROFIT		**1,137,647**	1,060,844	**939,080**	821,346
EXCEPTIONAL ITEMS	13	**(11,997)**	–	**(11,045)**	148,477
SHARE OF PROFIT OF ASSOCIATES		**71,912**	125,032	**–**	–
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		**1,197,562**	1,185,876	**928,035**	969,823
Less: **TAXATION**	14	**268,988**	273,416	**181,396**	259,696
PROFIT AFTER TAXATION		**928,574**	912,460	**746,639**	710,127
MINORITY INTERESTS		**(3,995)**	435	**–**	–
NET PROFIT FOR THE FINANCIAL YEAR ATTRIBUTABLE TO MEMBERS		**924,579**	912,895	**746,639**	710,127
Earnings per share:	15				
Basic		**77 cents**	87 cents		
Diluted		**77 cents**	87 cents		

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 86.

balance sheets

as at 31 December 2001

	Notes	The Group 2001 $'000	The Group 2000 $'000	The Bank 2001 $'000	The Bank 2000 $'000
SHARE CAPITAL AND RESERVES					
Share capital	16	1,571,109	1,052,451	1,571,109	1,052,451
Share premium	17	786,192	783,488	786,192	783,488
Non-distributable reserves	18	6,622,841	1,820,477	6,076,234	1,460,184
Revenue reserves	19	3,136,210	2,792,288	2,106,241	1,864,546
Share of reserves of associates	20	537,354	519,469	–	–
		12,653,706	6,968,173	10,539,776	5,160,669
MINORITY INTERESTS		398,560	206,727	–	–
LIABILITIES					
Current, fixed, savings accounts and other deposits of non-bank customers		74,451,684	43,405,504	36,484,724	33,937,170
Deposits and balances of banks and agents		18,093,807	13,431,424	11,429,360	11,840,866
Deposits from subsidiaries		–	–	1,133,793	940,008
	21	92,545,491	56,836,928	49,047,877	46,718,044
Bills and drafts payable		125,177	129,457	32,221	86,409
Provisions for current and deferred taxation	14	532,889	451,886	339,806	378,146
Other liabilities	22	3,415,412	1,730,881	1,380,453	1,148,812
Subordinated notes	23	3,639,095	–	3,639,095	–
		100,258,064	59,149,152	54,439,452	48,331,411
		113,310,330	66,324,052	64,979,228	53,492,080
OFF-BALANCE SHEET ITEMS					
Contingent liabilities	37	7,788,183	4,041,625	3,535,260	2,903,279
Off-balance sheet derivatives	38	82,761,218	37,455,247	70,380,618	34,863,690
Commitments	39	34,692,168	18,586,493	15,389,598	12,539,256

	Notes	The Group 2001 $'000	The Group 2000 $'000	The Bank 2001 $'000	The Bank 2000 $'000
ASSETS					
Cash and balances with central banks		**3,329,827**	1,714,603	**926,101**	1,024,707
Singapore Government treasury bills and securities	24	**8,711,833**	3,224,421	**4,272,411**	2,982,892
Other government treasury bills and securities	25	**1,817,360**	2,117,138	**244,261**	138,206
Dealing securities	26	**680,989**	556,538	**358,104**	359,836
Placements and balances with banks and agents	27	**24,687,340**	23,609,022	**19,396,877**	21,106,185
Trade bills	28	**1,204,164**	568,748	**62,280**	95,029
Advances to customers	28	**59,687,930**	29,476,535	**23,433,561**	23,399,256
Placements with and advances to subsidiaries		**–**	–	**2,038,867**	439,230
Other accounts	29	**2,951,274**	1,789,426	**1,648,779**	1,075,275
		103,070,717	63,056,431	**52,381,241**	50,620,616
Investment securities	30	**2,957,125**	459,081	**989,656**	342,654
Investments in associates	31	**1,781,322**	1,557,531	**737,601**	679,678
Investments in subsidiaries	32	**–**	–	**10,260,598**	1,210,557
Fixed assets	34	**1,724,515**	1,251,009	**610,132**	638,575
Goodwill	35	**3,776,651**	–	**–**	–
		113,310,330	66,324,052	**64,979,228**	53,492,080

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 86.

statements of recognised gains and losses and prior year adjustments

for the financial year ended 31 December 2001

(a) **Recognised Gains and Losses**

The total gains and losses generated by the Group and the Bank after taking into account gains and losses (other than transactions with shareholders) that are recognised directly to reserves instead of the income statements are as follows:

	The Group		The Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Net profit for the financial year attributable to members	**924,579**	912,895	**746,639**	710,127
Group's share of reserves of associates	**(1,857)**	31,183	**–**	–
Liquidation of subsidiaries	**–**	(2,018)	**–**	–
Exchange differences arising on translation of the financial statements of foreign subsidiaries and branches	**92,741**	(36,989)	**(2,629)**	396
Net gain/(loss) not recognised in the income statements	**90,884**	(7,824)	**(2,629)**	396
Total recognised gains for the financial year	**1,015,463**	905,071	**744,010**	710,523

(b) **Prior Year Adjustments**

Prior year adjustments arising from change in accounting policy resulting from adoption of SAS 10				
Credited to retained profits at 31 December 2000		198,650		103,434

(c) **Changes in Shareholders' Equity**

Changes in shareholders' equity for the Group and the Bank are set out in Notes 16 to 20.

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 86.

consolidated cash flow statement

for the financial year ended 31 December 2001

	2001 $'000	2000 $'000
Cash Flows From Operating Activities		
Profit before taxation	1,197,562	1,185,876
Adjustments for:		
Depreciation	96,119	74,743
Goodwill amortisation	47,806	–
Share of profit of associates	(71,912)	(125,032)
Operating profit before working capital changes	1,269,575	1,135,587
Working capital changes:		
Deposits	(1,165,418)	9,629,924
Bills and drafts payable	(48,023)	(300,713)
Other liabilities	(597,954)	(34,594)
Dealing securities	179,039	(198,605)
Trade bills and advances to customers	(824,386)	(2,786,169)
Other government treasury bills and securities not qualifying as cash and cash equivalents	310,371	559,377
Other accounts	140,937	(49,685)
Cash generated from operations	(735,859)	7,955,122
Income taxes paid	(322,008)	(189,254)
Net cash from operating activities	(1,057,867)	7,765,868
Cash Flows From Investing Activities		
Increase in investment securities and investments in associates	(699,022)	(41,716)
Net dividends received from associates	39,246	30,125
Net decrease/(increase) in fixed assets	21,593	(90,175)
Change in minority interests of subsidiaries	42,649	(145,939)
Net cash flow on acquisition	6,405,853	(73,435)
Net cash flow from disposal of subsidiaries	28,933	(29,725)
Net cash used in investing activities	5,839,252	(350,865)
Cash Flows From Financing Activities		
Proceeds from issue of shares	3,081	4,535
Net proceeds from issue of subordinated notes	3,639,095	–
Dividends paid by the Bank	(317,944)	(474,721)
Dividends paid by subsidiaries to minority shareholders	(6,811)	(6,522)
Net cash used in financing activities	3,317,421	(476,708)
Exchange translation adjustment	92,741	(36,989)
Net increase in cash and cash equivalents	8,191,547	6,901,306
Cash and cash equivalents at beginning of the financial year	29,224,561	22,323,255
Cash and cash equivalents at end of the financial year (Note 40)	37,416,108	29,224,561

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 86.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1 General

The Bank is incorporated and domiciled in Singapore and is listed on the Singapore Exchange. The address of its registered office is:

80 Raffles Place
UOB Plaza
Singapore 048624

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore. The principal activities of its subsidiaries are disclosed in Note 45 to the financial statements.

2 Significant Accounting Policies

(a) Basis of Accounting

The financial statements are prepared in accordance with and comply with Singapore Statements of Accounting Standard ("SAS"). The financial statements are prepared in accordance with the historical cost convention, modified by the revaluation of certain off-balance sheet derivatives to market value at the balance sheet date and the inclusion of certain freehold and leasehold land and buildings at valuation.

The financial statements of the Bank and the consolidated financial statements of the Group are expressed in Singapore Dollars.

(b) Basis of Consolidation

The consolidated financial statements include the financial statements of the Bank and all its subsidiaries made up to the end of the financial year. The results of subsidiaries acquired or disposed of during the financial year are included in or excluded from the consolidated income statement from the respective dates of their acquisition or disposal. Inter-company balances and transactions and resulting unrealised profits and losses are eliminated in full on consolidation.

(c) Associates

The Group treats as associates those companies in which the Group has a long-term equity interest of between 20 to 50 percent and over whose financial and operating policy decisions it has significant influence except when the investment is acquired and held exclusively with a view to its subsequent disposal in the near future, in which case it is accounted for either as a dealing security or investment security as appropriate.

Associates are accounted for under the equity method whereby the Group's share of profits less losses of associates is included in the consolidated income statement and the Group's share of post-acquisition unappropriated profits, or losses, and reserves are adjusted against the cost of investments in the consolidated balance sheet.

(d) Trade Bills and Advances to Customers

Trade bills and advances to customers are stated at cost less provisions for possible losses. These provisions comprise specific provisions made for any debts considered to be doubtful of collection and a general provision maintained to cover losses which, although not specifically identified, are inherent in any portfolio of loans and advances. Known bad debts are written off.

(e) **Investments**

(i) Singapore Government treasury bills and securities, other than those that are held as long-term investments, are stated at the lower of cost and market value determined on an aggregate basis. Long-term Singapore Government treasury bills and securities are stated at cost and provisions are made for diminution in value that is other than temporary, determined on an individual counter basis.

(ii) Other government treasury bills and securities are stated at the lower of cost and market value determined on an aggregate basis.

(iii) Dealing securities are stated at the lower of cost and market value determined on an aggregate basis.

(iv) Investment securities and investments in subsidiaries and associates are stated at cost and provisions are made for diminution in value that is other than temporary, determined on an individual counter basis.

(f) **Cash and Cash Equivalents**

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the balance sheet amounts of cash and balances with central banks, placements and balances with banks and agents and government treasury bills and securities, less non-cash equivalents included in those amounts.

(g) **Revenue Recognition**

(i) Interest income is accrued on a day-to-day basis.

(ii) Dividend income from investments other than investments in subsidiaries is taken up gross in the income statements of the accounting period in which the dividend is received.

(iii) Dividend income from subsidiaries is included gross in the income statements of the accounting period in which the dividend is declared.

This accounting policy was adopted on 1 January 2001 as a result of revisions to SAS 10 and represents a change to the accounting policy adopted prior to that date. Prior to 1 January 2001, the accounting policy in respect of dividend income from subsidiaries was to include the gross amount of the dividend receivable in the income statement of the accounting period in respect of which the dividend was proposed. The effects of the change in accounting policy are disclosed in Note 2(q).

(iv) Profits and losses on disposal of investments are taken to the income statements.

(v) Fee and commission income and rental income are recognised on an accrual basis.

(h) **Fixed Assets and Depreciation**

Fixed assets are stated at cost, or valuation for certain land and buildings, less accumulated depreciation. Fixed assets, other than land and buildings, are depreciated on a straight-line basis over 5 or 10 years. Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or over the period of the respective leases, whichever is shorter.

2 Significant Accounting Policies *(continued)*

(i) Taxation

Tax expense is determined on the basis of tax effect accounting using the liability method. Deferred taxation is provided on significant timing differences arising from the different treatments in accounting and taxation of relevant items except where it can be demonstrated with reasonable probability that the tax deferral will continue for the foreseeable future.

In accounting for timing differences, deferred tax debits are not accounted for unless there is reasonable expectation of their realisation.

(j) Foreign Currencies

Foreign currency assets and liabilities are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are converted to Singapore dollars at the rates of exchange ruling on the transaction dates. All exchange differences are taken up in the income statements.

For the purpose of the consolidation of foreign subsidiaries and branches and the equity accounting of associates, the balance sheets and results are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date. All exchange adjustments arising on translation into Singapore dollars are taken directly to the foreign currency translation reserve.

(k) Off-Balance Sheet Derivatives

Off-balance sheet derivatives are initially recognised in the balance sheets at amounts paid or received, as appropriate.

Those undertaken for trading purposes are subsequently remeasured to fair value and the resultant profits and losses are taken up in the income statements.

Those entered into for hedging purposes are subsequently accounted for in a manner consistent with the accounting treatment of the hedged items.

(l) Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets of subsidiaries and associates when acquired.

Goodwill arising on acquisition of subsidiaries occurring on or after 1 January 2001 is reported in the balance sheet as an intangible asset. Goodwill on acquisition of associates occurring on or after 1 January 2001 is included in investments in associates.

Goodwill is amortised on a straight-line basis, through the consolidated income statement, over its useful economic life of up to a maximum of 20 years. Goodwill which is assessed as having no continuing economic value is written off to the consolidated income statement.

This accounting policy was adopted on 1 January 2001 to comply with the revised SAS 22 and represents a change to the accounting policy adopted prior to that date. Prior to 1 January 2001, goodwill was written off in full against reserves in the year of acquisition.

(m) Provisions

Provisions are recognised when the Group or the Bank has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

(n) **Employee Benefits**

Equity Compensation Benefits

Employees of the Group and the Bank with the position of Vice President (or equivalent position) and above as well as selected employees below Vice President qualify for the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme, subject to certain restrictions.

Pursuant to these Schemes, options have been awarded to enable the holders to acquire shares in the Bank at exercise price.

The Group and the Bank do not recognise share options issued under these Schemes as a charge to the income statements.

Post Employment Benefits

The Group contributes to legally required social security schemes and these schemes are considered defined contribution schemes.

The Bank and certain of its subsidiaries also contribute to a defined contribution plan, the details of which are disclosed in Note 37(b) to the financial statements.

These expenses are charged to the income statements as and when they arise and are disclosed as part of staff costs.

(o) **Dividends**

Dividends on ordinary shares are recognised in equity in the period in which they are declared. This accounting policy was adopted on 1 January 2001 to comply with the revised SAS 10 and represents a change to the accounting policy adopted prior to that date. Prior to 1 January 2001, dividends proposed or declared after the balance sheet date were recognised as liabilities in the financial year in respect of which the dividends were proposed or declared. The effects of the change in accounting policy are disclosed in Note 2(q).

(p) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year. Where applicable, the comparatives have been adjusted or extended to take into account the requirements of the revised or new SAS which the Group and the Bank adopted in 2001.

(q) **Effects of Changes to Accounting Policies**

(i) The changes to accounting policies set out in Notes 2(g)(iii) and 2(o) have been accounted for retrospectively and the comparative figures restated to conform with the changed policies.

The adjustments made to the comparative figures are as follows:

	Increased/(Decreased) By	
	The Group	**The Bank**
	2000	2000
	$'000	$'000
Other accounts	–	(95,216)
Provision for proposed dividends	(198,650)	(198,650)
Retained profits	198,650	103,434
Net profit for the financial year attributable to members	–	(30,726)

(ii) As permitted under the revised SAS 22, the change in accounting policy set out in Note 2(l) as a result of revisions to SAS 22 has not been accounted for retrospectively.

3 Interest Income

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Government treasury bills and securities	194,894	167,553	104,213	82,964
Trade bills and loans and advances	2,183,795	1,856,752	1,296,157	1,383,926
Inter-bank balances	951,806	995,675	869,439	937,466
Dealing and investment securities	79,789	33,376	45,975	19,600
	3,410,284	3,053,356	2,315,784	2,423,956
Received/receivable from:				
Subsidiaries	–	–	45,141	44,875
Associates	21,129	29,654	20,811	29,654
Third parties	3,389,155	3,023,702	2,249,832	2,349,427
	3,410,284	3,053,356	2,315,784	2,423,956

4 Interest Expense

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Non-bank deposits	1,318,879	1,256,838	874,637	979,888
Inter-bank balances	611,922	598,107	547,774	584,374
Subordinated notes	50,332	–	50,332	–
	1,981,133	1,854,945	1,472,743	1,564,262
Paid/payable to:				
Subsidiaries	–	–	64,553	55,284
Associates	1,605	472	1,245	472
Third parties	1,979,528	1,854,473	1,406,945	1,508,506
	1,981,133	1,854,945	1,472,743	1,564,262

5 Dividend Income

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Dividend income from:				
Investments in subsidiaries:				
Quoted	–	–	33,593	24,474
Unquoted	–	–	151,989	130,849
Investments in associates:				
Quoted	–	–	38,434	37,208
Unquoted	–	–	1,606	1,242
Other investments:				
Quoted	28,910	4,753	3,458	2,851
Unquoted	4,791	3,398	2,077	483
	33,701	8,151	231,157	197,107

In addition to the above, the Bank received a gross special interim dividend of $49,835,000, net of tax at 24.5% of $12,210,000 from its subsidiary, Overseas Union Bank Limited ("OUB") during the financial year. The net dividend of $37,625,000 was paid out of the Group's pre-acquisition reserves of OUB and has been credited to the Bank's cost of investment in OUB.

6 Fee and Commission Income

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Credit card	63,708	49,633	45,085	41,246
Fund management	52,879	60,949	–	–
Investment-related	13,851	25,075	9,696	32,358
Loan-related	60,937	39,310	33,132	22,181
Stockbroking	7,362	38,720	–	–
Trade-related	80,272	67,350	45,604	45,549
Others	76,192	49,398	30,486	26,825
	355,201	330,435	164,003	168,159

7 Rental Income

Rental income represents income from the tenanted areas of the buildings owned by the Bank and its subsidiaries.

8 Other Operating Income

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Net profit on disposal of dealing securities, government treasury bills and securities, and derivatives	79,956	72,296	52,178	48,681
Net profit on foreign exchange dealings	137,095	76,641	106,990	55,967
Net profit on disposal of investment securities	16,098	4,279	8,935	2,476
Net profit on disposal of fixed assets	39,992	3,680	33,461	3,228
Profit on sale of development properties	–	70,423	–	–
Net (loss)/profit arising from disposal of subsidiaries	(6,546)	2,308	(11,712)	–
Other income	63,496	65,525	55,444	56,795
	330,091	295,152	245,296	167,147

9 Staff Costs

(a)

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Wages and salaries	370,115	320,392	178,355	173,143
Employer's contributions to Central Provident Fund	41,199	29,623	21,574	15,637
Other staff-related costs	31,343	31,442	52,155	50,548
	442,657	381,457	252,084	239,328

(b)

	The Group		The Bank	
	2001	2000	2001	2000
Number of employees at the balance sheet date	12,142	9,228	3,125	3,284

9 Staff Costs *(continued)*

(c) Equity Compensation Benefits

Options to subscribe for ordinary shares of $1 each in the Bank are granted pursuant to the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme to employees of the UOB Group in the position of Vice President (or an equivalent position) and above as well as selected employees below the position of Vice President, subject to certain restrictions.

Movements in the number of share options held by employees of the Group are as follows:

	2001 '000	2000 '000
Outstanding at 1 January	3,807	2,924
Issued	–	1,618
Exercised	(377)	(589)
Lapsed	(353)	(146)
Outstanding at 31 December	3,077	3,807

Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out below:

Options under the UOB Executives' Share Option Scheme and UOB 1999 Share Option Scheme, Granted in	Price Per Share Payable in Full Upon Application	Date of Expiration of Option	Number of Unissued Shares 2001 '000	Number of Unissued Shares 2000 '000
1996	9.17	9 February 2001	–	222
1997	8.25	5 February 2002	115	236
1998	3.14	14 June 2003	50	94
1999	14.70	27 December 2004	1,384	1,637
2000	12.90	11 December 2005	1,528	1,618
			3,077	3,807

Details of share options exercised during the year to subscribe for ordinary shares of $1 each in the Bank are as follows:

Options under the UOB Executives' Share Option Scheme and UOB 1999 Share Option Scheme, Granted in	Exercise Price	Number of Share Options Exercised 2001 '000	Number of Share Options Exercised 2000 '000	Consideration Received in Cash 2001 $'000	Consideration Received in Cash 2000 $'000
1995	8.79	–	49	–	431
1996	9.17	212	247	1,944	2,265
1997	8.25	121	180	998	1,485
1998	3.14	44	113	139	354
1999	14.70	–	–	–	–
2000	12.90	–	–	–	–
		377	589	3,081	4,535

10 Other Operating Expenses

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Depreciation	**96,119**	74,743	**47,053**	40,704
Rental of premises and equipment	**43,607**	33,664	**35,115**	30,113
Maintenance of premises and other assets	**34,884**	31,386	**17,235**	18,794
Other expenses of premises	**31,607**	29,323	**14,441**	15,466
Fees paid/payable to				
PricewaterhouseCoopers Singapore:				
Audit fees				
Current year	**2,226**	982	**668**	455
Prior year underprovision	**255**	–	**193**	–
	2,481	982	**861**	455
Other fees*	**273**	665	**160**	328
Audit fees paid/payable to other auditors including other member firms of the PricewaterhouseCoopers Global Organisation	**1,245**	726	**269**	206
Other expenses	**220,970**	198,260	**107,560**	112,746
	431,186	369,749	**222,694**	218,812

** Includes fees in respect of audit-related work required by laws and regulations.*

11 Directors' Fees and Other Remuneration

(a) Included in total expenses are fees and other remuneration paid/payable to the directors of the Bank and its subsidiaries as follows:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Directors of the Bank:				
Fees	**887**	781	**410**	345
Remuneration	**10,699**	10,789	**8,789**	10,789
Professional fees paid/payable to firms of which certain directors of the Bank are members	**1,476**	640	**1,294**	329
Less:				
Amount capitalised in "Cost of Investment in OUB"	**1,237**	–	**1,237**	–
Amount charged to the results for the financial year	**239**	640	**57**	329
	11,825	12,210	**9,256**	11,463
Directors of subsidiaries:				
Fees	**634**	511	**21**	24
Remuneration	**8,082**	5,632	**–**	–
Professional fees paid/payable to firms of which certain directors of subsidiaries are members	**424**	283	**3**	–
Less:				
Amount capitalised in "Fixed Assets" and "Other Accounts"	**419**	283	**–**	–
Amount charged to the results for the financial year	**5**	–	**3**	–
	8,721	6,143	**24**	24

11 Directors' Fees and Other Remuneration *(continued)*

(b) The number of directors of the Bank whose total fees and other remuneration from the Group falls into the following bands is as follows:

	2001	2000
$1,000,000 and above	4	3
$750,000 to $999,999	–	–
$500,000 to $749,999	–	1
$250,000 to $499,999	–	–
Below $250,000	12	9
	16	13

12 Provisions

Provisions charged/(credited) to the income statements during the financial year are as follows:

	The Group		The Bank	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Specific provisions for and net write offs of trade bills and advances to customers	165,411	69,202	113,295	22,033
General provisions, comprising provisions for possible loan losses, contingencies and other banking risks	(70,173)	(52,576)	(59,763)	(52,142)
(Write back of provisions)/provisions for diminution in value of:				
Investments in subsidiaries	–	–	(13,035)	108,906
Other investments, fixed assets and other assets	62,757	65,967	31,178	72,995
Provisions for Life Fund of the Group and similar contingencies	6,800	8,019	40,000	–
	164,795	90,612	111,675	151,792

13 Exceptional Items

	The Group		The Bank	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Gross dividend from United Overseas Finance Limited ("UOF") arising from its merger with the Bank, net of pre-acquisition dividend that was credited to the Bank's cost of investment in UOF	–	–	–	148,477
Restructuring costs as a result of the acquisition of OUB	(11,997)	–	(11,045)	–
	(11,997)	–	(11,045)	148,477

Details of the merger, and exceptional items arising from the merger, of UOF into the Bank have been set out in the previous year's financial statements.

14 Taxation

(a) The taxation charge to the income statements comprises the following:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
On the profit of the financial year:				
Current taxation	251,651	255,000	190,047	256,946
Deferred taxation	2,042	987	658	3,309
	253,693	255,987	190,705	260,255
Share of tax of associates	25,725	18,960	–	–
Overprovision of tax in respect of prior financial years	(10,430)	(1,531)	(9,309)	(559)
	268,988	273,416	181,396	259,696

The taxation charge on the results of the Group and the Bank for the financial year is lower than the amount of tax determined by applying the Singapore statutory income tax rate of 24.5% to the profit before taxation mainly because of certain income which is taxed at a concessionary rate of 10%, and a one-off corporate tax rebate of 5% on Singapore income tax payable applicable for the year of assessment 2002.

(b) The provisions for current and deferred taxation as at the balance sheet date are as follows:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Provision for current taxation	475,435	406,924	310,255	348,731
Provision for deferred taxation	57,454	44,962	29,551	29,415
	532,889	451,886	339,806	378,146

15 Earnings Per Share

The calculation of basic and diluted earnings per share ("EPS") is determined based on the following profit attributable to members divided by the weighted average number of ordinary shares in issue:

	The Group	
	2001	2000
	$'000	$'000
Profit for the financial year attributable to members for computation of basic and diluted EPS	924,579	912,895
	Number	Number
	'000	'000
Weighted average number of ordinary shares in issue for computation of basic EPS	1,195,486	1,052,262
Adjustment for assumed conversion of share options	69	207
Weighted average number of ordinary shares for computation of diluted EPS	1,195,555	1,052,469

16 Share Capital of the Bank

(a)

	The Group and The Bank			
	2001		2000	
	Number of Shares '000	**$'000**	Number of Shares '000	$'000
Ordinary Shares of $1 each				
Authorised	**3,000,000**	**3,000,000**	2,000,000	2,000,000
Issued and fully paid:				
Balance at 1 January	**1,052,451**	**1,052,451**	1,051,862	1,051,862
Shares issued to option holders who exercised their rights	**377**	**377**	589	589
Shares issued as part consideration for the acquisition of OUB [Note 32(b)]	**518,281**	**518,281**	–	–
Balance at 31 December	**1,571,109**	**1,571,109**	1,052,451	1,052,451

(b) During the financial year, the authorised ordinary share capital of the Bank was increased from $2,000 million to $3,000 million by the creation of 1,000 million ordinary shares of $1 each.

(c) During the financial year, the Bank issued 377,000 (2000: 589,000) ordinary shares of $1 each to option holders who exercised their rights. The Bank also issued 518,280,794 ordinary shares of $1 each as fully paid shares as part consideration for the acquisition of OUB [Note 32(b)]. All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(d) Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out in Note 9(c).

17 Share Premium

	The Group and The Bank	
	2001	2000
	$'000	$'000
Balance at 1 January	**783,488**	779,542
Share premium arising from the issue of shares to option holders who exercised their rights	**2,704**	3,946
Balance at 31 December	**786,192**	783,488

The share premium account may only be utilised for specific purposes provided for by the Singapore Companies Act.

18 Non-Distributable Reserves

(a) The Group

	2001					2000			
	Statutory Reserves $'000	Capital Reserves $'000	Foreign Currency Translation Reserves $'000	Others $'000	Total $'000	Statutory Reserves $'000	Foreign Currency Translation Reserves $'000	Others $'000	Total $'000
Balance at 1 January	1,931,204	–	(173,616)	62,889	1,820,477	1,911,817	(136,627)	64,907	1,840,097
Exchange differences	–	–	92,741	–	92,741	–	(36,989)	–	(36,989)
Transfer from revenue reserves	219,067	–	–	1,081	220,148	68,297	–	–	68,297
Transfer from revenue reserves due to bonus shares issued by subsidiary	–	57,796	–	–	57,796	–	–	–	–
Transfer to share of reserves of associates upon merger of UOBS group and KHHL [Note 32(e)]	–	–	–	–	–	(48,910)	–	–	(48,910)
Liquidation of subsidiaries	–	–	–	–	–	–	–	(2,018)	(2,018)
Premium arising from shares issued as part consideration for the acquisition of OUB [Note 32(b)]	–	4,431,679	–	–	4,431,679	–	–	–	–
Balance at 31 December	2,150,271	4,489,475	(80,875)	63,970	6,622,841	1,931,204	(173,616)	62,889	1,820,477

18 Non-Distributable Reserves *(continued)*

(b) The Bank

	2001				2000		
	Statutory Reserve $'000	Capital Reserve $'000	Foreign Currency Translation Reserve $'000	Total $'000	Statutory Reserve $'000	Foreign Currency Translation Reserve $'000	Total $'000
Balance at 1 January	1,467,100	–	(6,916)	1,460,184	1,373,300	(7,312)	1,365,988
Exchange differences	–	–	(2,629)	(2,629)	–	396	396
Transfer from revenue reserve	187,000	–	–	187,000	93,800	–	93,800
Premium arising from shares issued as part consideration for the acquisition of OUB [Note 32(b)]	–	4,431,679	–	4,431,679	–	–	–
Balance at 31 December	1,654,100	4,431,679	(9,545)	6,076,234	1,467,100	(6,916)	1,460,184

(c) The statutory reserves of the Group and the Bank are amounts transferred to reserve funds in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless approved by the relevant authorities.

The capital reserve of the Bank represents the premium arising from the issue of shares in connection with the acquisition of OUB which has not been transferred to the share premium account as the Bank qualifies for relief provided for under Section 69B of the Singapore Companies Act.

The capital reserves of the Group comprise the capital reserve of the Bank and $57,796,000 relating to bonus shares which were issued by a subsidiary as fully paid shares through capitalisation of the subsidiary's revenue reserves.

The foreign currency translation reserves of the Group and the Bank relate to translation differences arising from the use of year-end exchange rates versus historical rates in translating the net assets of overseas branches, subsidiaries and associates.

19 Revenue Reserves

(a) The Group

	2001			2000		
	General Reserves $'000	Retained Profits $'000	Total $'000	General Reserves $'000	Retained Profits $'000	Total $'000
Balance at 1 January:						
As previously reported	916,528	1,677,110	2,593,638	542,938	1,530,698	2,073,636
Prior year adjustments arising from change in accounting policy resulting from adoption of revised SAS 10	–	198,650	198,650	–	357,002	357,002
As restated	916,528	1,875,760	2,792,288	542,938	1,887,700	2,430,638
Net profit for the financial year attributable to members	–	924,579	924,579	–	912,895	912,895
Net capital reserves arising from increase in investments in subsidiaries	–	–	–	963	–	963
Transfer to retained profits prior to liquidation of subsidiaries	–	–	–	(1,467)	1,467	–
Transfer to share of reserves of associates upon merger of UOBS group and KHHL [Note 32(e)]	–	–	–	(9,190)	–	(9,190)
Transfer to general reserves	234,140	(234,140)	–	383,284	(383,284)	–
Transfer to statutory reserves	–	(219,067)	(219,067)	–	(68,297)	(68,297)
Transfer to other reserves	–	(1,081)	(1,081)	–	–	–
Goodwill recovered on disposal of subsidiary	15,231	–	15,231	–	–	–
Transfer to capital reserves due to bonus shares issued by subsidiary	(17,193)	(40,603)	(57,796)	–	–	–
Dividends:						
Final dividend in respect of financial year ended 31 December 2000 (2000: 31 December 1999) of 25 cents (2000: 12 cents) per share paid, net of tax at 24.5% (2000: 25.5%)	–	(198,713)	(198,713)	–	(94,151)	(94,151)
Special tax exempt bonus dividend in respect of financial year ended 31 December 1999 of 25 cents per share paid	–	–	–	–	(262,966)	(262,966)
Interim dividend in respect of financial year ended 31 December 2001 (2000: 31 December 2000) of 15 cents (2000: 15 cents) per share paid, net of tax at 24.5% (2000: 25.5%)	–	(119,231)	(119,231)	–	(117,604)	(117,604)
	–	(317,944)	(317,944)	–	(474,721)	(474,721)
Balance at 31 December	1,148,706	1,987,504	3,136,210	916,528	1,875,760	2,792,288

19 Revenue Reserves *(continued)*

(b) The Bank

	2001			2000		
	General Reserve $'000	Retained Profits $'000	Total $'000	General Reserve $'000	Retained Profits $'000	Total $'000
Balance at 1 January:						
As previously reported	616,321	1,144,791	1,761,112	310,121	1,120,307	1,430,428
Prior year adjustments arising from change in accounting policy resulting from adoption of revised SAS 10	–	103,434	103,434	–	292,512	292,512
As restated	616,321	1,248,225	1,864,546	310,121	1,412,819	1,722,940
Net profit for the financial year attributable to members	–	746,639	746,639	–	710,127	710,127
Transfer to general reserve	213,000	(213,000)	–	306,200	(306,200)	–
Transfer to statutory reserve	–	(187,000)	(187,000)	–	(93,800)	(93,800)
Dividends:						
Final dividend in respect of financial year ended 31 December 2000 (2000: 31 December 1999) of 25 cents (2000: 12 cents) per share paid, net of tax at 24.5% (2000: 25.5%)	–	(198,713)	(198,713)	–	(94,151)	(94,151)
Special tax exempt bonus dividend in respect of financial year ended 31 December 1999 of 25 cents per share paid	–	–	–	–	(262,966)	(262,966)
Interim dividend in respect of financial year ended 31 December 2001 (2000: 31 December 2000) of 15 cents (2000: 15 cents) per share paid, net of tax at 24.5% (2000: 25.5%)	–	(119,231)	(119,231)	–	(117,604)	(117,604)
	–	(317,944)	(317,944)	–	(474,721)	(474,721)
Balance at 31 December	829,321	1,276,920	2,106,241	616,321	1,248,225	1,864,546

(c) In each financial year, the Group and the Bank transfer a certain amount of retained profits to general reserves. These general reserves have not been earmarked for any particular purpose.

The revenue reserves of the Group and the Bank are distributable except for the Group's share of revenue reserves of associates amounting to $248,724,000 (2000: $241,783,000) which is included in the Group's revenue reserves.

20 Share of Reserves of Associates

	The Group	
	2001	2000
	$'000	$'000
Balance at 1 January	**519,469**	445,910
Transfers from non-distributable and revenue reserves upon merger of UOBS group and KHHL [Note 32(e)]	**–**	58,100
Movements in other reserves of associates (2000: Net of goodwill arising from acquisitions in 2000)	**17,885**	15,459
Balance at 31 December	**537,354**	519,469

The balance comprises the Group's share of associates' post–acquisition revenue reserves at 1 January 1998, and other reserves, adjusted for goodwill arising on acquisition of associates prior to 1 January 2001. These are non-distributable reserves.

The Group's share of results after 1 January 1998 is included under revenue reserves of the Group.

21 Deposits of and Amounts Owing to Non-Bank Customers, Banks and Agents, and Subsidiaries

(a)

	The Group		The Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Analysed by remaining maturity:				
Within 1 year	**92,008,197**	56,461,672	**48,845,945**	46,457,292
Over 1 year but within 3 years	**375,723**	177,923	**60,454**	63,802
Over 3 years but within 5 years	**20,378**	681	**285**	298
Over 5 years	**141,193**	196,652	**141,193**	196,652
	92,545,491	56,836,928	**49,047,877**	46,718,044

(b) Included in deposits of non-bank customers are:

	The Group		The Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Fixed rate deposits	**54,418,511**	32,421,232	**25,667,261**	25,300,449
Savings and others	**20,033,173**	10,984,272	**10,817,463**	8,636,721
	74,451,684	43,405,504	**36,484,724**	33,937,170

(c) Included in deposits and balances of banks and agents are:

	The Group		The Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Obligations on securities sold under repurchase agreements ("REPOs")	**818,790**	181,480	**623,801**	87,792

The related securities sold under REPOs are shown in Notes 24, 25 and 26 to the financial statements.

22 Other Liabilities

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Accrued interest payable	469,809	344,607	237,221	284,322
Balances arising from revaluation of trading off-balance sheet derivatives (Note 38)	798,246	379,405	758,981	371,708
Other liabilities	2,147,357	1,006,869	384,251	492,782
	3,415,412	1,730,881	1,380,453	1,148,812

23 Subordinated Notes

	The Group and The Bank	
	2001	2000
	$'000	$'000
S$ 4.95% Subordinated Notes due 2016 Callable with Step-up in 2011 ("S$ Notes")	1,300,000	–
US$ Subordinated Floating Rate Notes due 2011 Callable in 2002 ("US$ Notes")	2,347,068	–
	3,647,068	–
Unamortised expenses incurred in connection with the issue of the subordinated notes	(7,973)	–
	3,639,095	–

The S$ Notes were issued at par on 30 September 2001 and mature on 30 September 2016. The S$ Notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes to the taxation laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.95% per annum up to and including 29 September 2011. From and including 30 September 2011, interest is payable semi-annually at a fixed rate equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25% per annum.

The US$ Notes were issued at par on 19 September 2001 and mature on 19 September 2011. The US$ Notes may be redeemed in whole but not in part at the option of the Bank as follows, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions:

- redeemable at par at any interest payment date in the event of certain changes to the taxation laws of Singapore; and
- redeemable at 99% of the principal on 19 September 2002.

Interest is payable quarterly at the three-month US$ LIBOR plus 2.28% per annum.

The S$ Notes and US$ Notes are unsecured.

24 Singapore Government Treasury Bills and Securities

(a)

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Held as long-term investments, at cost	552,957	–	552,957	–
Others, at cost	8,189,938	3,224,424	3,741,930	2,982,892
Provision for diminution in value (Note 33)	(31,062)	(3)	(22,476)	–
	8,158,876	3,224,421	3,719,454	2,982,892
	8,711,833	3,224,421	4,272,411	2,982,892
Market value at 31 December:				
Held as long-term investments	533,450	–	533,450	–
Others	8,158,876	3,234,932	3,719,454	2,992,794
	8,692,326	3,234,932	4,252,904	2,992,794

(b) Included in Singapore Government treasury bills and securities are:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Securities sold under repurchase agreements ("REPOs")	810,410	87,792	623,801	87,792

25 Other Government Treasury Bills and Securities

(a)

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
At cost	1,817,870	2,118,017	244,264	138,771
Provision for diminution in value (Note 33)	(510)	(879)	(3)	(565)
	1,817,360	2,117,138	244,261	138,206
Market value at 31 December	1,823,652	2,118,433	246,078	138,766

(b) Included in other government treasury bills and securities are:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Securities sold under repurchase agreements ("REPOs")	8,380	5,082	–	–

In addition, the Group's other government treasury bills and securities include an amount of $1,130,252,000 (2000: $1,440,623,000) which the Group is not entitled to sell, transfer, pledge, or create any lien or encumbrance over without the prior consent of a certain foreign government authority.

26 Dealing Securities

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
At cost:				
Quoted equities	182,407	122,693	78,611	89,329
Quoted debt securities	356,177	46,773	121,572	19,953
Unquoted marketable unit trusts	18,802	21,368	–	–
Unquoted equities	2,115	2,021	2,115	2,021
Unquoted debt securities	181,099	383,772	162,681	267,133
	740,600	576,627	364,979	378,436
Provision for diminution in value (Note 33)	(59,611)	(20,089)	(6,875)	(18,600)
	680,989	556,538	358,104	359,836
Market value at 31 December:				
Quoted equities	133,795	114,762	70,168	74,943
Quoted debt securities	352,055	46,049	124,417	17,815
Unquoted marketable unit trusts	15,771	19,682	–	–
	501,621	180,493	194,585	92,758
Securities sold under repurchase agreements ("REPOs")	–	88,606	–	–

27 Placements and Balances with Banks and Agents

(a)

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Analysed by maturity period:				
Within 1 year	24,530,111	23,265,285	19,316,523	20,770,176
Over 1 year but within 3 years	109,621	340,758	77,170	333,030
Over 3 years but within 5 years	47,608	2,979	3,184	2,979
	24,687,340	23,609,022	19,396,877	21,106,185

(b) Included in placements and balances with banks and agents are:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Negotiable certificates of deposit, floating rate certificates of deposit and other similar instruments	1,456,200	1,008,772	810,315	876,914
Government securities bought under reverse repurchase agreements	189,232	380,225	189,232	322,116
	1,645,432	1,388,997	999,547	1,199,030

28 Trade Bills and Advances to Customers

(a)

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Gross trade bills	1,204,164	568,748	62,280	95,029
Gross advances to customers	63,006,762	31,141,314	24,382,913	24,428,271
Specific provisions	(1,613,974)	(770,534)	(342,551)	(363,442)
Interest-in-suspense	(270,356)	(125,755)	(68,668)	(67,692)
General provisions	(1,434,502)	(768,490)	(538,133)	(597,881)
	59,687,930	29,476,535	23,433,561	23,399,256
Total gross trade bills and advances to customers	64,210,926	31,710,062	24,445,193	24,523,300

(b) Total gross trade bills and advances to customers analysed by maturity period:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Within 1 year	27,723,225	18,832,614	11,148,964	13,490,146
Over 1 year but within 3 years	10,411,987	3,451,088	4,161,913	3,154,879
Over 3 years but within 5 years	7,303,078	2,762,390	2,946,549	2,485,597
Over 5 years	18,772,636	6,663,970	6,187,767	5,392,678
	64,210,926	31,710,062	24,445,193	24,523,300

(c) Total gross trade bills and advances to customers analysed by industry group:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Transport, storage and communication	2,313,020	708,968	862,002	614,511
Building and construction	9,721,679	3,569,252	2,822,036	3,028,299
Manufacturing	5,337,661	2,958,376	1,055,662	1,600,947
Non-bank financial institutions	10,764,600	4,991,534	3,743,968	4,165,142
General commerce	6,296,428	3,857,400	2,413,559	2,452,767
Professionals and private individuals (excluding housing loans)	9,500,073	4,223,042	3,654,031	3,498,714
Housing loans	13,297,609	7,540,304	6,894,353	6,458,192
Others	6,979,856	3,861,186	2,999,582	2,704,728
	64,210,926	31,710,062	24,445,193	24,523,300

28 Trade Bills and Advances to Customers *(continued)*

(d) At the balance sheet date, the gross amount of trade bills and advances to customers that are regarded as non-performing loans are as follows:

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Substandard	3,851,284	1,536,532	895,592	951,086
Doubtful	474,900	174,070	95,855	135,913
Loss	1,617,850	751,530	318,658	306,330
Total non-performing loans	5,944,034	2,462,132	1,310,105	1,393,329

Non-performing loans are those classified as Substandard, Doubtful and Loss in accordance with MAS Notice 612. All foreseeable losses relating to these non-performing loans have been provided for in the financial statements.

(e) The movements in provisions are as follows:

	2001				2000			
	Specific Provisions	Interest-in-Suspense	General Provisions	Total	Specific Provisions	Interest-in-Suspense	General Provisions	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
The Group								
Balance at 1 January	770,534	273,156	768,490	1,812,180	847,381	266,386	819,472	1,933,239
Exchange differences	37,362	16,532	7,530	61,424	8,664	4,444	1,594	14,702
Write off against provisions	(383,665)	(121,665)	–	(505,330)	(142,399)	(68,512)	–	(210,911)
Charge/(write back) to income statements	149,377	–	(70,173)	79,204	59,846	–	(52,576)	7,270
Interest suspended	–	115,428	–	115,428	–	70,838	–	70,838
Transfer to provision for diminution in value of investments and other assets	(647)	–	–	(647)	(2,958)	–	–	(2,958)
Acquisition of subsidiaries	1,041,013	356,768	728,655	2,126,436	–	–	–	–
Balance at 31 December	1,613,974	640,219	1,434,502	3,688,695	770,534	273,156	768,490	1,812,180
The Bank								
Balance at 1 January	363,442	149,887	597,881	1,111,210	395,665	130,775	615,170	1,141,610
Exchange differences	7,953	2,984	15	10,952	3,350	925	77	4,352
Write off against provisions	(130,946)	(26,642)	–	(157,588)	(54,780)	(7,864)	–	(62,644)
Charge/(write back) to income statements	102,102	–	(59,763)	42,339	13,638	–	(52,142)	(38,504)
Interest suspended	–	32,198	–	32,198	–	23,476	–	23,476
Transfer from a subsidiary upon merger	–	–	–	–	5,569	2,575	34,776	42,920
Balance at 31 December	342,551	158,427	538,133	1,039,111	363,442	149,887	597,881	1,111,210

General provisions comprise provisions for possible loan losses, contingencies and other banking risks. The movements in interest-in-suspense include amounts relating to interest receivable as shown in Note 29.

29 Other Accounts

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Interest receivable	965,132	624,126	435,872	487,429
Interest-in-suspense (Note 28)	(369,863)	(147,401)	(89,759)	(82,195)
	595,269	476,725	346,113	405,234
Balances arising from revaluation of trading off-balance sheet derivatives (Note 38)	840,748	334,926	793,449	324,769
Other assets	1,615,445	1,035,721	592,842	394,760
Provisions for diminution in value of other assets (Note 33)	(100,188)	(57,946)	(83,625)	(49,488)
	2,356,005	1,312,701	1,302,666	670,041
	2,951,274	1,789,426	1,648,779	1,075,275

30 Investment Securities

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Quoted investments, at cost:				
Equities	754,684	118,395	99,730	106,707
Debt securities	1,293,670	134,533	579,979	99,811
	2,048,354	252,928	679,709	206,518
Provisions for diminution in value (Note 33)	(20,254)	(5,152)	(193)	–
	2,028,100	247,776	679,516	206,518
Unquoted investments, at cost:				
Equities	450,358	112,893	74,684	70,133
Debt securities	542,507	108,915	244,754	70,294
	992,865	221,808	319,438	140,427
Provisions for diminution in value (Note 33)	(63,840)	(10,503)	(9,298)	(4,291)
	929,025	211,305	310,140	136,136
Total investment securities	2,957,125	459,081	989,656	342,654
Market value at 31 December:				
Quoted equities	776,942	131,933	79,898	99,201
Quoted debt securities	1,295,922	148,163	588,882	113,807
	2,072,864	280,096	668,780	213,008

Included in the cost of investment securities is an amount of $705,066,000 (2000: Nil) relating to companies in which the Group, through the OUB Group, presently has equity interests of between 20 to 50 percent and over whose financial and operating policy decisions it has significant influence. These investments have not been accounted for as associates of the Group as they were acquired and held exclusively with a view to their subsequent disposal in the near future.

31 Investments in Associates

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
At cost:				
Quoted equities	736,631	690,894	697,130	650,418
Quoted debt securities	2,068	2,068	–	–
Quoted warrants	23,757	38,737	23,757	38,429
Unquoted equities	287,444	91,625	19,674	10,915
	1,049,900	823,324	740,561	699,762
Provision for diminution in value [Note 33(b)]	–	–	(2,960)	(20,084)
Group's share of post acquisition reserves of associates, net of dividends received	731,422	734,207	–	–
	1,781,322	1,557,531	737,601	679,678
Market value at 31 December:				
Quoted equities	1,095,208	939,109	878,338	758,951
Quoted debt securities	2,374	2,238	–	–
Quoted warrants	45,979	57,575	45,979	56,940
	1,143,561	998,922	924,317	815,891

The major associates of the Group as at the balance sheet date are set out in Note 46 to the financial statements.

32 Investments in Subsidiaries

(a)

	The Bank	
	2001	2000
	$'000	$'000
Quoted equities, at cost	395,694	391,986
Provision for diminution in value [Note 33(b)]	–	(10,000)
	395,694	381,986
Unquoted equities, at cost	10,050,640	1,026,419
Provision for diminution in value [Note 33(b)]	(185,736)	(197,848)
	9,864,904	828,571
Total investments in subsidiaries	10,260,598	1,210,557
Market value of quoted equities at 31 December	745,559	516,277

The subsidiaries of the Group as at the balance sheet date are set out in Note 45 to the financial statements.

(b) On 20 September 2001, the Bank acquired 91% of the issued share capital of Overseas Union Bank Limited ("OUB"), making it a subsidiary of the Group on that date. The Bank subsequently acquired the remaining issued share capital of OUB resulting in OUB becoming a wholly-owned subsidiary on 26 October 2001. As a result of the acquisition, the subsidiaries of OUB became the subsidiaries of the Bank. In addition, Overseas Union Securities Limited ("OUS"), an associate of OUB, became a subsidiary of the Bank by virtue of the combined interests of the Bank and OUB in OUS.

The names and principal activities of the subsidiaries of OUB acquired, and details of the Group's effective interests in those subsidiaries and OUS are disclosed in Note 45 to the financial statements.

The acquisition of OUB was paid for by the issue of 0.52 new fully paid-up ordinary share of the Bank of $1 each and $4.02 in cash for each OUB ordinary share, amounting to a total consideration of $9,027,046,083.

The fair values of identifiable net assets of the subsidiaries at the date of acquisition are as follows:

	$'000
Investment and dealing securities	2,175,311
Trade bills and advances to customers	29,972,425
Government treasury bills and securities	4,034,946
Placements and balances with banks and agents	5,627,611
Cash and balances with central bank	820,382
Other assets	2,112,455
Current, fixed, savings accounts and other deposits of non-bank customers	(30,413,698)
Deposits and balances of banks and agents	(6,460,283)
Other liabilities	(2,485,976)
Minority interests	(155,101)
Fair value of identifiable net assets acquired	5,228,072
Goodwill on acquisition	3,824,457
Cost of investment	9,052,529
Details of cost of investment is as follows:	
Purchase consideration discharged by shares issued	4,949,960
Cash consideration paid	4,077,086
Total purchase consideration	9,027,046
Acquisition expenses capitalised	25,483
Cost of investment [see (c)]	9,052,529
Net inflow of cash and cash equivalents on acquisition:	
Cash and cash equivalents of subsidiaries acquired	10,482,939
Cash consideration paid	(4,077,086)
Cash inflow on acquisition	6,405,853

Subsequent to the acquisition, OUB paid a gross special interim dividend out of the Group's pre-acquisition reserves of OUB amounting to $49,835,000, net of tax at 24.5% of $12,210,000. The net dividend of $37,625,000 has been credited to the Bank's cost of investment in OUB.

32 Investments in Subsidiaries *(continued)*

The results of these newly acquired subsidiaries have been included in the financial statements of the Group from 20 September 2001. These subsidiaries contributed $198 million to the Group's profit for the financial year ended 31 December 2001, before deducting goodwill amortisation of $47,806,000, and increased the Group's total assets and total liabilities by $41,480 million and $33,963 million respectively as at the balance sheet date.

(c) Included in the cost of investment of OUB above are professional fees of $500,000 paid to the auditors of the Bank for services rendered as reporting accountants in connection with the acquisition of OUB.

(d) During the financial year, the Group disposed of its overseas stockbroking interests in Indonesia, Thailand, the Philippines and Hong Kong S.A.R. to its associate, UOB-Kay Hian Holdings Limited. Details of the disposals are as follows:

	Country of Incorporation and Business Carried On In	Group's Effective Interest at Date of Disposal %	Group's Share of the Consideration Received $'000
P T UOBB Securities	Indonesia	68	459
UOB Securities (Thailand) Co. Ltd	Thailand	100	29,306
UOB Securities (Philippines), Inc.	Philippines	100	1,836
United Mok Ying Kie Limited	Hong Kong S.A.R.	55	6,440
UMYK Nominees Limited	Hong Kong S.A.R.	55	2

In addition, the Group paid $9,110,000 to its associate, United Overseas Land Limited, to take over its 50% interest in Dahua Xiamen Development Ltd. The Group's share of net liabilities disposed of is $950,000.

Certain minor subsidiaries of the Group were placed into members' voluntary liquidation during the financial year.

The above disposals and liquidations have no material effect on the Group's and the Bank's balance sheets and results for the current financial year.

(e) In the financial year ended 31 December 2000, the Bank's subsidiary, UOB Securities Pte Ltd ("UOBS"), together with the subsidiaries of UOBS were merged with Kay Hian Holdings Limited ("KHHL"). This was effected through a share exchange agreement whereby the Group divested the whole of its 100% interest in UOBS in exchange for a 39.4% interest in UOB-Kay Hian Holdings Limited, the newly-created holding company of UOBS and KHHL. As a result of the share exchange agreement, UOB-Kay Hian Holdings Limited became an associate of the Group.

33 Movements in the Provisions for Diminution in Value of Investments and Other Assets

(a) The Group

	Singapore Government Treasury Bills and Securities $'000	Other Government Treasury Bills and Securities $'000	Dealing Securities $'000	Other Assets $'000	Investment Securities $'000	Fixed Assets $'000	Total $'000
2001							
At 1 January	3	879	20,089	57,946	15,655	36,236	130,808
Exchange differences	–	(6)	596	2,329	746	1,528	5,193
Write off against provisions	–	–	(4,895)	(154)	(794)	–	(5,843)
Charge/(write back) to income statement	30,595	(660)	(9,990)	34,820	5,941	2,051	62,757
Transfer from specific provisions for trade bills and advances to customers	–	–	–	–	647	–	647
Acquisition of OUB	19	297	52,780	7,954	62,981	–	124,031
Disposal of subsidiaries	–	–	(51)	(2,707)	–	(2,490)	(5,248)
Transfer from Life Fund	445	–	–	–	–	–	445
Reclassification	–	–	1,082	–	(1,082)	–	–
At 31 December	31,062	510	59,611	100,188	84,094	37,325	312,790
2000							
At 1 January	–	3,220	3,536	19,349	10,204	39,520	75,829
Exchange differences	–	(74)	(222)	(524)	(321)	(3,507)	(4,648)
Write off against provisions	–	–	–	(1,024)	–	–	(1,024)
Charge/(write back) to income statement	3	(2,267)	16,888	47,759	3,361	223	65,967
Transfer from specific provisions for trade bills and advances to customers	–	–	–	547	2,411	–	2,958
Disposal of subsidiaries	–	–	(113)	(8,161)	–	–	(8,274)
At 31 December	3	879	20,089	57,946	15,655	36,236	130,808

33 Movements in the Provisions for Diminution in Value of Investments and Other Assets *(continued)*

(b) The Bank

	Singapore Government Treasury Bills and Securities $'000	Other Government Treasury Bills and Securities $'000	Dealing Securities $'000	Other Assets $'000	Investment Securities $'000	Investments in Associates $'000	Investments in Subsidiaries $'000	Fixed Assets $'000	Total $'000
2001									
At 1 January	–	565	18,600	49,488	4,291	20,084	207,848	2,557	303,433
Exchange differences	–	(8)	693	103	292	(22)	1,668	50	2,776
Write off against provisions	–	–	–	(24)	–	–	(10,745)	–	(10,769)
Charge/ (write back) to income statement	22,476	(554)	(12,418)	34,058	4,908	(17,102)	(13,035)	(190)	18,143
At 31 December	22,476	3	6,875	83,625	9,491	2,960	185,736	2,417	313,583
2000									
At 1 January	–	1,753	2,772	1,828	4,504	9,356	98,159	2,118	120,490
Exchange differences	–	(77)	(239)	(160)	161	24	783	299	791
Write off against provisions	–	–	–	(102)	–	–	–	–	(102)
Charge/ (write back) to income statement	(328)	(1,111)	16,067	47,922	(374)	10,679	108,906	140	181,901
Transfer from a subsidiary upon merger	328	–	–	–	–	25	–	–	353
At 31 December	–	565	18,600	49,488	4,291	20,084	207,848	2,557	303,433

34 Fixed Assets

(a) The Group

	2001			2000		
	Land and Buildings $'000	Office Equipment, Computers, Fixtures and Other Assets $'000	Total $'000	Land and Buildings $'000	Office Equipment, Computers, Fixtures and Other Assets $'000	Total $'000
Balances at 1 January:						
Cost/valuation	1,259,109	599,190	1,858,299	1,236,459	567,619	1,804,078
Accumulated depreciation	(169,738)	(401,316)	(571,054)	(152,469)	(376,512)	(528,981)
Provision for diminution in value	(36,236)	–	(36,236)	(39,520)	–	(39,520)
Net book value	1,053,135	197,874	1,251,009	1,044,470	191,107	1,235,577
Movements during the financial year:						
Exchange differences	5,847	3,139	8,986	(3,864)	(2,450)	(6,314)
Additions	5,352	106,863	112,215	33,283	68,899	102,182
Acquisition of subsidiaries	512,149	79,069	591,218	197	223	420
Disposal of subsidiaries	(48,354)	(15,681)	(64,035)	–	(1,986)	(1,986)
Disposals	(46,819)	(29,889)	(76,708)	(2,354)	(1,550)	(3,904)
Depreciation charge	(21,410)	(74,709)	(96,119)	(18,374)	(56,369)	(74,743)
Provision for diminution in value	(2,051)	–	(2,051)	(223)	–	(223)
Net book value at 31 December	1,457,849	266,666	1,724,515	1,053,135	197,874	1,251,009
Balances at 31 December:						
Cost/valuation	1,656,256	960,289	2,616,545	1,259,109	599,190	1,858,299
Accumulated depreciation	(161,082)	(693,623)	(854,705)	(169,738)	(401,316)	(571,054)
Provision for diminution in value	(37,325)	–	(37,325)	(36,236)	–	(36,236)
Net book value	1,457,849	266,666	1,724,515	1,053,135	197,874	1,251,009

34 Fixed Assets *(continued)*

(b) The Bank

	2001			2000		
	Land and Buildings $'000	**Office Equipment, Computers, Fixtures and Other Assets $'000**	**Total $'000**	Land and Buildings $'000	Office Equipment, Computers, Fixtures and Other Assets $'000	Total $'000
Balances at 1 January:						
Cost/valuation	**615,112**	**371,908**	**987,020**	602,171	333,177	935,348
Accumulated depreciation	**(88,275)**	**(257,613)**	**(345,888)**	(78,054)	(231,080)	(309,134)
Provision for diminution in value	**(2,557)**	**–**	**(2,557)**	(2,118)	–	(2,118)
Net book value	**524,280**	**114,295**	**638,575**	521,999	102,097	624,096
Movements during the financial year:						
Exchange differences	**571**	**431**	**1,002**	(2,918)	(20)	(2,938)
Additions	**5,330**	**48,958**	**54,288**	1,427	45,939	47,366
Transfer from a subsidiary	**–**	**6**	**6**	13,744	71	13,815
Disposals	**(36,412)**	**(464)**	**(36,876)**	(1,833)	(1,087)	(2,920)
Depreciation charge	**(7,933)**	**(39,120)**	**(47,053)**	(7,999)	(32,705)	(40,704)
Net write back/ (charge) of provision for diminution in value	**190**	**–**	**190**	(140)	–	(140)
Net book value at 31 December	**486,026**	**124,106**	**610,132**	524,280	114,295	638,575
Balances at 31 December:						
Cost/valuation	**572,865**	**412,647**	**985,512**	615,112	371,908	987,020
Accumulated depreciation	**(84,422)**	**(288,541)**	**(372,963)**	(88,275)	(257,613)	(345,888)
Provision for diminution in value	**(2,417)**	**–**	**(2,417)**	(2,557)	–	(2,557)
Net book value	**486,026**	**124,106**	**610,132**	524,280	114,295	638,575

(c) Based on directors' valuation, the estimated market values of the land and buildings of the Group and the Bank included in fixed assets as at 31 December 2001 were $2,766 million and $1,202 million respectively (2000: $2,538 million and $1,348 million respectively). The excess of the estimated market value over the net book value of the land and buildings is not recognised in the financial statements.

(d) Included in the land and buildings of the Group and the Bank are leasehold properties with net book value at 31 December 2001 amounting to $1,055 million and $436.1 million respectively (2000: $828.6 million and $469.9 million respectively). The rest of the properties is freehold.

(e) Certain freehold and leasehold land and buildings of the Group and of the Bank are included on the basis of valuations made by independent valuers with subsequent additions at cost. The dates of these valuations are as follows:

(i) The leasehold land at Bonham Street on which UOB Plaza 2 is sited	April 1970
(ii) Certain freehold and leasehold land and buildings of Chung Khiaw Realty, Limited	December 1969
(iii) Certain freehold land and buildings of United Overseas Bank (Malaysia) Bhd	November 1965

(f) Provisions for diminution in value are in respect of certain properties in Singapore, Malaysia, Hong Kong S.A.R., China and Thailand which are written down to their estimated market values as determined by the Bank's internal professionally qualified valuers.

35 Goodwill

	The Group	
	2001	2000
	$'000	$'000
Balance at 1 January	**–**	–
Goodwill arising on acquisition of OUB	**3,824,457**	–
Amortisation during the financial year	**(47,806)**	–
Balance at 31 December	**3,776,651**	–

36 Proposed Dividends

The directors have proposed a final dividend in respect of the financial year ended 31 December 2001 of 25 cents per share net of tax at 24.5%, amounting to a total of $296,547,000. These financial statements do not reflect this proposed dividend, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2002. The proposed final dividend in respect of the financial year ended 31 December 2000 was 25 cents per share net of tax at 24.5%, amounting to a total of $198,650,000 based on the number of shares in issue on 31 December 2000.

37 Contingent Liabilities

(a)

	The Group		The Bank	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Direct credit substitutes	2,953,396	1,321,950	1,882,535	1,444,947
Transaction-related contingencies	2,086,844	718,535	435,607	434,325
Trade-related contingencies	2,019,823	1,359,361	639,083	718,001
Other contingent liabilities	728,120	641,779	578,035	306,006
	7,788,183	4,041,625	3,535,260	2,903,279

In the normal course of business, the Group and the Bank conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities is offset by corresponding obligations of third parties.

(b) In addition to the above, the Bank and certain of its subsidiaries ("the Companies") operate a fund under the "Company Welfarism Through Employer's Central Provident Fund (CPF) Contributions" ("COWEC") Scheme known as the UOB Group COWEC Fund to provide retirement and other benefits for participating employees ("the Members"). Under the Trust Deed created on 21 August 1984 for this purpose, the Companies jointly undertake to indemnify the trustees to the extent that:

(i) if upon termination of the Scheme, it is found that the amount of the Fund is less than the total amount which the Members of the Fund are entitled to under the Scheme, the Companies shall contribute pro-rata to the Fund such amounts as are sufficient to make up for the deficiency; and

(ii) if in any year the Trustees find that, even after drawing from reserves, they are unable to declare a Scheme Interest Rate which is at least equal to the prevailing CPF interest rate, the Companies shall contribute pro-rata to the Fund such amounts as shall enable the Trustees to declare a Scheme Interest Rate equivalent to the prevailing CPF interest rate.

38 Off-Balance Sheet Derivatives

(a) The Group

	2001				
	Contract or Underlying Principal Amount $'000	Trading Derivatives		Total Derivatives	
		Positive Revaluation $'000	Negative Revaluation $'000	Positive Fair Value $'000	Negative Fair Value $'000
Foreign exchange contracts					
Forwards	5,090,877	54,923	56,176	55,507	56,437
Swaps	52,994,548	595,292	553,101	851,300	716,888
Options purchased	2,039,132	7,702	7,324	17,380	–
Options written	1,678,972	6,632	7,856	–	14,291
Interest rate contracts					
Forward rate agreements	28,348	–	–	3	–
Swaps	19,176,778	173,268	162,291	191,901	182,730
Futures	957,496	1,085	1,183	1,085	1,183
Options purchased	94,401	–	–	416	–
Options written	94,401	–	–	–	416
Equity-related contracts					
Futures	16,931	550	–	550	–
Swaps	49,594	1,050	1,049	1,050	1,049
Options purchased	33,196	–	796	28	–
Options written	40,703	46	2,621	–	4,809
Credit-related contracts					
Credit default swaps	465,841	200	5,849	200	5,849
	82,761,218	840,748	798,246	1,119,420	983,652

	2000		
	Contract or Underlying Principal Amount $'000	Trading Derivatives	
		Positive Revaluation $'000	Negative Revaluation $'000
Foreign exchange contracts			
Forwards	3,872,479	64,049	77,700
Swaps	23,703,220	197,545	203,475
Options purchased	148,925	1,385	1,647
Options written	130,000	642	561
Interest rate contracts			
Swaps	7,289,533	62,275	84,639
Futures	1,851,401	3,703	5,802
Equity-related contracts			
Futures	68,753	354	788
Options purchased	70,883	550	2,126
Options written	309,661	4,011	2,653
Credit-related contracts			
Credit default swaps	10,392	412	14
	37,455,247	334,926	379,405

38 Off-Balance Sheet Derivatives *(continued)*

(b) The Bank

	2001				
	Contract or Underlying Principal Amount $'000	Trading Derivatives		Total Derivatives	
		Positive Revaluation $'000	Negative Revaluation $'000	Positive Fair Value $'000	Negative Fair Value $'000
Foreign exchange contracts					
Forwards	4,885,902	52,958	54,061	52,958	54,061
Swaps	47,859,314	597,318	560,260	719,917	606,100
Options purchased	2,039,728	7,696	7,325	17,335	–
Options written	1,678,972	6,632	7,856	–	14,291
Interest rate contracts					
Forward rate agreements	28,348	–	–	3	–
Swaps	13,022,414	127,014	124,702	145,647	145,141
Futures	560,394	1,035	1,143	1,035	1,143
Options purchased	94,401	–	–	416	–
Options written	94,401	–	–	–	416
Equity-related contracts					
Futures	16,931	550	–	550	–
Options purchased	33,196	–	796	28	–
Options written	40,703	46	2,621	–	4,809
Credit-related contracts					
Credit default swaps	25,914	200	217	200	217
	70,380,618	793,449	758,981	938,089	826,178

	2000		
	Contract or Underlying Principal Amount $'000	Trading Derivatives	
		Positive Revaluation $'000	Negative Revaluation $'000
Foreign exchange contracts			
Forwards	3,593,875	57,187	75,257
Swaps	21,517,397	194,251	199,262
Options purchased	148,925	1,385	1,647
Options written	130,000	642	561
Interest rate contracts			
Swaps	7,287,917	62,275	84,639
Futures	1,726,970	3,703	4,761
Equity-related contracts			
Futures	67,670	353	788
Options purchased	70,883	550	2,126
Options written	309,661	4,011	2,653
Credit-related contracts			
Credit default swaps	10,392	412	14
	34,863,690	324,769	371,708

(c) Off-balance sheet derivatives are instruments whose values change in response to the change in one or more "underlying", such as foreign exchange rate, interest rate, security price and credit index. They include forwards, swaps, futures, options and credit derivatives.

In its normal course of business, the Group and the Bank customise derivatives to meet the specific needs of their customers. The Group and the Bank also transact in these derivatives for proprietary trading purposes as well as to manage its assets/liabilities and structural positions. The risks associated with the use of derivatives, as well as management's policies for controlling these risks are set out in Note 43.

The tables above analyse the notional principal amounts and the positive and negative revaluations and fair values of the Group's and the Bank's off-balance sheet derivatives. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date for both trading and hedging instruments. They do not necessarily indicate the amounts of future cash flows or the fair value of the derivatives and, therefore, do not represent total amounts at risk.

The positive and negative revaluations represent the unrealised gains and losses respectively on revaluation of off-balance sheet derivatives held for trading as at the balance sheet date. The positive and negative fair values for 2001 represent the favourable and unfavourable fair values respectively of hedging and trading derivatives as a result of fluctuations in the value of the underlying relative to their contractual terms as at the balance sheet date.

39 Commitments

	The Group		The Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Capital commitments contracted but not provided for on development of property and purchase of fixed assets	**27,248**	18,088	**22,467**	12,136
Undrawn credit facilities	**34,353,956**	17,746,051	**15,058,810**	12,006,636
Others	**310,964**	822,354	**308,321**	520,484
	34,692,168	18,586,493	**15,389,598**	12,539,256

40 Cash and Cash Equivalents

	The Group	
	2001	2000
	$'000	$'000
Cash and balances with central banks	**3,329,827**	1,714,603
Placements and balances with banks and agents	**24,687,340**	23,609,022
Singapore Government treasury bills and securities	**8,711,833**	3,224,421
Other government treasury bills and securities, less non-cash equivalents of $1,130,252,000 (2000: $1,440,623,000)	**687,108**	676,515
	37,416,108	29,224,561

41 Segment Information

(a) Primary Reporting Format - Business Segments

	The Group – 2001					
	Individual Banking $'000	Institutional Banking $'000	Global Treasury $'000	Investment Banking $'000	Others $'000	Total $'000
Income before operating expenses	716,629	846,299	414,506	102,381	144,276	2,224,091
Segment profit before taxation[1]	380,832	475,666	266,502	45,810	112,547	1,281,357
Unallocated corporate expenses						(95,904)
						1,185,453
Goodwill amortisation						(47,806)
Operating profit						1,137,647
Exceptional items						(11,997)
Share of profit of associates						71,912
Profit before taxation						1,197,562
Taxation and minority interests						(272,983)
Net profit for the financial year attributable to members						924,579
Other information:						
Segment assets[2]	22,832,255	42,298,876	38,399,703	3,126,387	1,035,266	107,692,487
Investments in associates						1,781,322
Goodwill						3,776,651
Unallocated assets						59,870
Total assets						113,310,330
Gross customer loans	22,797,682	41,413,244	–	–	–	64,210,926
Non-performing loans ("NPLs")	1,494,628	4,449,406	–	–	–	5,944,034
Specific provision and interest-in-suspense for NPLs (cumulative)	376,248	1,508,082	–	–	–	1,884,330
Dealing securities (gross)						
Debt securities*	–	–	801,744	123,720	–	925,464
Equity securities	–	–	5,825	197,499	–	203,324
Non-dealing securities (gross)						
Debt securities*	–	1,130,252	9,699,469	1,179,033	–	12,008,754
Equity securities and funds	–	–	3,105	1,201,937	–	1,205,042
Segment liabilities[2]	39,695,187	37,354,597	18,880,362	68,107	24,833	96,023,086
Provisions for current and deferred taxation						532,889
Subordinated notes						3,639,095
Unallocated liabilities						62,994
Total liabilities						100,258,064
Capital expenditure	19,776	26,888	5,839	1,714	57,998	112,215
Depreciation	17,102	26,341	3,445	1,176	48,055	96,119
Provisions included in segment profit before taxation	22,796	108,549	33,829	(2,488)	2,109	164,795

** Includes government treasury bills and securities.*

	The Group – 2000					
	Individual Banking $'000	Institutional Banking $'000	Global Treasury $'000	Investment Banking $'000	Others $'000	Total $'000
Income before operating expenses	609,845	636,439	295,361	143,761	217,256	1,902,662
Segment profit before taxation[1]	347,740	361,183	213,064	35,962	185,847	1,143,796
Unallocated corporate expenses						(82,952)
						1,060,844
Share of profit of associates						125,032
Profit before taxation						1,185,876
Taxation and minority interests						(272,981)
Net profit for the financial year attributable to members						912,895
Other information:						
Segment assets[2]	12,152,863	22,077,603	28,890,016	524,999	1,068,816	64,714,297
Investments in associates						1,557,531
Unallocated assets						52,224
						66,324,052
Gross customer loans	11,763,346	19,946,716	–	–	–	31,710,062
Non-performing loans ("NPLs")	681,055	1,781,077	–	–	–	2,462,132
Specific provision and interest-in-suspense for NPLs (cumulative)	173,662	722,627	–	–	–	896,289
Dealing securities (gross)						
Debt securities*	–	–	1,063,455	143,458	–	1,206,913
Equity securities	–	–	–	146,082	–	146,082
Non-dealing securities (gross)						
Debt securities*	–	1,440,623	3,225,260	143,638	–	4,809,521
Equity securities and funds	–	–	1,392	229,896	–	231,288
Segment liabilities[2]	21,683,686	21,612,216	15,328,171	31,392	9,780	58,665,245
Provisions for current and deferred taxation						451,886
Unallocated liabilities						32,021
Total liabilities						59,149,152
Capital expenditure	20,416	25,575	10,656	1,102	44,433	102,182
Depreciation	12,807	21,018	1,064	935	38,919	74,743
Provisions included in segment profit before taxation	9,765	62,499	(706)	15,870	3,184	90,612

* *Includes government treasury bills and securities.*

41 Segment Information

(a) Primary Reporting Format - Business Segments *(continued)*

Notes:

1 Segment profit before taxation represents segment income less operating expenses that are directly attributable, and those that can be allocated on a reasonable basis, to a segment. Inter-segment transactions are charged at internal transfer prices, estimated based on the costs in providing the products and services, and after taking into account competitive market prices that are charged to unaffiliated customers.

2 Segment assets and segment liabilities comprise operating assets and liabilities that are directly attributable, and those that can be allocated on a reasonable basis, to a segment.

The Group's businesses are organised into five segments, based on the types of products and services that it provides worldwide. These segments are Individual Banking, Institutional Banking, Global Treasury, Investment Banking, and Others that include mainly property-related activities.

Individual Banking

The Group's Individual Banking segment encompasses personal financial services and private banking. The personal financial services business delivers a wide array of consumer services that includes the issuance of credit and debit cards, loans and mortgages, deposit services and investment advisory services. Private Banking offers wealth management services for high networth individuals.

Institutional Banking

Institutional Banking encompasses commercial banking, corporate banking and capital markets. The commercial banking business serves the small and medium-sized enterprises, while corporate banking serves the large corporations, institutions and governments. Both commercial banking and corporate banking provide customers with, among other things, a broad range of financing options, trade services and custody services. The capital markets segment offers corporate finance services including initial public offerings and corporate advisory services.

Global Treasury

The Group's Global Treasury segment extends a wide range of treasury capabilities in foreign exchange, money market, fixed income, derivatives, leveraged trading and futures broking. It is a dominant player in Singapore dollar treasury instruments and a major primary dealer in Singapore Government Securities. Global Treasury also provides banknotes services and a full range of gold products, and continues to lead in the provision of Singapore dollar cheque clearing services to correspondent banks.

Investment Banking

The Investment Banking segment executes proprietary investments on the Group's behalf. Through the Bank's subsidiaries, Investment Banking also offers asset management products and services through UOB Asset Management Ltd and OUB Asset Management Ltd, venture capital management through UOB Venture Management Private Limited, insurance products through United Overseas Insurance Limited and UOB Life Assurance Limited, and stockbroking services through OUB Securities Pte Ltd and Grand Orient Securities Pte Ltd.

Others

Other operations of the Group include mainly property-related activities.

(b) **Secondary Reporting Format - Geographical Segments**

The Group's activities can be analysed into the following geographical areas:

	The Group					
	Income Before Operating Expenses		Profit Before Taxation		Total Assets	
	2001	2000	**2001**	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Singapore (including Asian Currency Units)	**1,725,398**	1,513,706	**1,053,010**	1,058,715	**86,255,252**	50,614,322
Malaysia	**247,319**	214,124	**122,452**	123,094	**9,574,659**	5,520,229
Other ASEAN countries	**80,981**	45,625	**(39,461)**	(60,629)	**4,008,776**	3,044,058
	328,300	259,749	**82,991**	62,465	**13,583,435**	8,564,287
Other Asia-Pacific countries	**115,996**	93,247	**35,511**	50,555	**8,135,632**	3,991,057
Rest of the world	**54,397**	35,960	**26,050**	14,141	**5,336,011**	3,154,386
	2,224,091	1,902,662	**1,197,562**	1,185,876	**113,310,330**	66,324,052

With the exception of Singapore and Malaysia, no individual country contributed 10% or more of either the Group's total assets, total income before operating expenses or total profit before taxation.

The geographical segment information is based on the location where the assets and transactions are booked. It provides an approximation to geographical segment information that is based on the location of customers and assets.

Geographical segment information is stated after elimination of inter-segment transactions.

42 Non-Current Assets and Liabilities

To comply with the disclosure requirements of the Ninth Schedule of the Singapore Companies Act, set out below are the non-current assets and non-current liabilities of the Group and the Bank. Assets and liabilities other than those disclosed below are current.

	The Group		The Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Non-current assets				
Singapore Government treasury bills and securities	**552,957**	–	**552,957**	–
Trade bills and advances to customers (gross)	**36,487,701**	12,877,448	**13,296,229**	11,033,154
Placements and balances with banks and agents	**157,229**	343,737	**80,354**	336,009
Investment securities	**2,957,125**	459,081	**989,656**	342,654
Investments in associates	**1,781,322**	1,557,531	**737,601**	679,678
Investments in subsidiaries	**–**	–	**10,260,598**	1,210,557
Fixed assets	**1,724,515**	1,251,009	**610,132**	638,575
Goodwill	**3,776,651**	–	**–**	–
	47,437,500	16,488,806	**26,527,527**	14,240,627
Non-current liabilities				
Deposits of and amounts owing to non-bank customers, banks and agents, and subsidiaries	**537,294**	375,256	**201,932**	260,752
Provision for deferred taxation	**57,454**	44,962	**29,551**	29,415
Subordinated notes	**3,639,095**	–	**3,639,095**	–
	4,233,843	420,218	**3,870,578**	290,167

43 Financial Risk Management

The Group's activities are principally related to transacting in and the use of financial instruments, including derivatives. Transactions in, and the use of, financial instruments expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

Managing financial risks is an integral part of the Group's business and it is carried out centrally by the various specialist committees of the UOB Group under policies approved by the directors of the Bank. These policies not only include the parameters for the risks that the Group may undertake for the various financial instruments, but also directions on the types of business that the Group may engage in, guidelines for accepting customers for all types of financial instruments and the terms under which customer business is conducted.

The various specialist committees of the UOB Group have established processes to identify, measure, monitor and ultimately, mitigate these financial risks. Additionally, the Board of Directors of the Bank and the UOB Group's Risk Management & Compliance Sector provide an independent oversight to ensure that those risk management policies are complied with through a variety of established controls and reporting processes.

Discussions on the main financial risks that the Group is exposed to and how it manages these risks are set out below.

(a) Credit Risk

Credit risk is the potential loss arising from any failure by the Group's customers or counterparties to fulfill their obligations as and when these obligations fall due. These obligations may arise from lending, trade finance, investments, receivables under derivative contracts and other credit-related activities undertaken by the Group.

The Credit Committee is responsible for the management of credit risk of the Group. Apart from direct credit management, such as approval of significant loans, it is also responsible for providing directions and timely guidance on lending to different geographical sectors, industries and products.

In general, the Group monitors the levels of credit risk it undertakes through regular review by management, with independent oversight of its credit concentration and portfolio quality by the Credit Committee.

In respect of its lending-related activities, management regularly reviews the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments, types of acceptable security, level of non-performing loans and adequacy of provisioning requirements.

In respect of other credit risk activities such as money market transactions and off-balance sheet derivatives, the Group has counterparty risk policies that set out approved counterparties with which the Group may transact and their respective transaction limits.

Exposure to credit risk is also managed in part by obtaining collateral or right to call for collateral when certain exposure thresholds are exceeded, the right to terminate transactions upon the occurrence of unfavourable events, the right to reset the terms of transactions after specified time periods or upon the occurrence of unfavourable events, and entering into netting agreements with counterparties that permit the Group to offset receivables and payables with such counterparties.

Given the amounts, types and nature of its existing products and businesses, the Group assesses that industry concentration risk arises primarily from the Group's trade bills and advances to customers. Note 28(c) analyses the Group's total gross trade bills and advances to customers by industry classification as at the balance sheet date.

The following table analyses the Group's financial assets and credit-related contingent liabilities by geographical concentration as at the balance sheet date:

	The Group – 2001				
	Trade Bills and Advances to Customers (Gross) $'000	Placements and Balances with Banks and Agents $'000	Other Financial Assets $'000	Credit-Related Contingent Liabilities $'000	Total $'000
Five Regional Countries*	8,562,500	1,988,000	5,418,614	1,788,680	17,757,794
Greater China	2,911,600	911,400	705,078	1,007,680	5,535,758
Singapore	47,328,426	5,807,500	15,497,076	1,555,905	70,188,907
Others**	5,408,400	15,980,440	608,962	3,321,000	25,318,802
	64,210,926	24,687,340	22,229,730	7,673,265	118,801,261

	The Group – 2000				
	Trade Bills and Advances to Customers (Gross) $'000	Placements and Balances with Banks and Agents $'000	Other Financial Assets $'000	Credit-Related Contingent Liabilities $'000	Total $'000
Five Regional Countries*	4,191,400	1,787,400	3,702,785	1,003,031	10,684,616
Greater China	1,002,900	475,200	284,594	214,000	1,976,694
Singapore	24,251,562	3,700,522	7,279,695	2,072,331	37,304,110
Others**	2,264,200	17,645,900	151,664	620,000	20,681,764
	31,710,062	23,609,022	11,418,738	3,909,362	70,647,184

** The Five Regional Countries refer to Malaysia, Indonesia, the Philippines, Thailand and South Korea.*
*** Others comprise mainly other OECD countries.*

In addition to the above, the Group also has potential credit risk exposure to undrawn credit facilities of $34,354 million (2000: $17,746 million). These represent unused portions of authorisation to extend credit mainly in the form of loans, guarantees and trade finance products such as letters of credit. However, the likely amount of exposure is less than the total undrawn credit facilities since most of these are contingent upon customers maintaining specific credit standards and are cancellable at the option of the Group subject to notice requirements. From past experience, many of these undrawn credit facilities are expected to expire without being drawn upon.

43 Financial Risk Management *(continued)*

(b) Foreign Exchange Risk

Foreign exchange risk is the risk to earnings and value of financial instruments caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures arise from its foreign exchange position-taking or proprietary business, customer facilitation business as well as a certain amount of structural foreign currency translation exposures as represented by the net asset values of its overseas branches and investments in overseas subsidiaries, and long-term investments in overseas properties. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures.

Foreign exchange risk is managed through risk limits and policies as approved by the Asset Liability Committee. These limits and policies, such as on the level of exposure by currency and in total for both overnight and intra-day positions, are independently monitored on a daily basis by the UOB Group's Risk Management & Compliance Sector, through the Risk Control Unit.

The following table sets out the Group's assets, liabilities and off-balance sheet derivatives by currency as at the balance sheet date. The off-balance sheet gap represents the net contract/underlying principal amounts of derivatives, which are principally used to reduce the Group's exposure to currency movements.

The Group – 2001

	Singapore Dollars $'000	US Dollars $'000	Malaysian Ringgit $'000	Hong Kong Dollars $'000	Australian Dollars $'000	Thai Baht $'000	Others $'000	Total $'000
Assets								
Cash and balances with central banks	1,568,092	50,635	1,337,459	29,857	12,616	101,877	229,291	3,329,827
Government treasury bills and securities	8,711,833	73,695	208,435	68,934	32,742	1,155,766	277,788	10,529,193
Placements and balances with banks and agents	4,839,718	15,316,399	431,743	325,309	655,449	20,199	3,098,523	24,687,340
Trade bills and advances to customers	39,247,425	9,274,726	5,778,996	1,686,868	1,381,770	858,587	2,663,722	60,892,094
Investment securities	1,010,408	1,479,640	149,395	8,051	85,587	32,063	191,981	2,957,125
Investments in associates	1,755,027	–	24,964	–	–	–	1,331	1,781,322
Goodwill	3,776,651	–	–	–	–	–	–	3,776,651
Others	2,773,710	1,414,290	359,909	117,529	71,763	122,830	496,747	5,356,778
	63,682,864	27,609,385	8,290,901	2,236,548	2,239,927	2,291,322	6,959,383	113,310,330
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	45,258,917	15,552,335	5,618,313	794,490	1,263,153	2,081,411	3,883,065	74,451,684
Deposits and balances of banks and agents	5,105,171	9,483,734	348,986	665,786	509,498	55,075	1,925,557	18,093,807
Bills and drafts payable	68,538	3,343	48,849	557	125	2,578	1,187	125,177
Subordinated notes	1,292,027	2,347,068	–	–	–	–	–	3,639,095
Other liabilities	1,648,526	453,183	525,843	70,405	38,297	37,720	1,174,327	3,948,301
	53,373,179	27,839,663	6,541,991	1,531,238	1,811,073	2,176,784	6,984,136	100,258,064
Shareholders' funds and minority interests	12,050,725	3,949	713,798	351,626	87,114	(208,619)	53,673	13,052,266
	65,423,904	27,843,612	7,255,789	1,882,864	1,898,187	1,968,165	7,037,809	113,310,330
Net on-balance sheet position	(1,741,040)	(234,227)	1,035,112	353,684	341,740	323,157	(78,426)	–
Net off-balance sheet position	534,213	853,534	(103,132)	(318,143)	(283,602)	(171,294)	(511,576)	–
Net foreign currency gap	(1,206,827)	619,307	931,980	35,541	58,138	151,863	(590,002)	–

43 Financial Risk Management

(b) Foreign Exchange Risk *(continued)*

Other foreign exchange exposures of the Group are primarily structural foreign currency exposures. These comprise the net asset values of the Group's overseas branches and investments in overseas subsidiaries, and long-term investments in overseas properties.

Where possible, the Group mitigates the effect of structural currency exposures by funding all the Group's investments in overseas branches with borrowings in the same currencies as the functional currencies of the respective overseas branches. On a selective basis, the Group's investments in overseas subsidiaries and long-term investments in overseas properties are also funded in the same functional currencies. The Group also hedges some of the structural foreign currency exposures using foreign exchange derivatives.

At 31 December 2001, the structural currency exposures of the Group are as follows:

Currency of Structural Exposures	Total Structural Currency Exposures in Overseas Operations $'000	Hedges by Funding in Respective Functional Currencies $'000	Other Currency Hedges $'000	Net Structural Currency Exposures $'000
Australian dollars	159,753	39,749	7,266	112,738
Bruneian dollars	52,644	–	–	52,644
Hong Kong dollars	634,776	75,812	190,869	368,095
Indonesian rupiah	51,941	291	(36)	51,686
Korean won	34,224	–	–	34,224
Malaysian ringgit	1,325,314	303,999	–	1,021,315
Philippine pesos	71,068	–	–	71,068
Sterling pounds	56,770	541	12,776	43,453
Thai baht	81,877	947	70,752	10,178
Taiwan dollars	25,760	–	–	25,760
US dollars	412,532	235,985	129,913	46,634
Others	53,611	12,212	2,548	38,851
Total	2,960,270	669,536	414,088	1,876,646

(c) Interest Rate Risk

Interest rate risk is the risk to earnings and value of financial instruments caused by fluctuations in interest rates.

Sensitivity to interest rates arises from the differences in the maturities and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies.

The following table shows the interest rate sensitivity gap, by time bands, on which interest rates of instruments are next repriced on a contractual basis or, if earlier, the dates on which the instruments mature.

The Group – 2001

	Total $'000	Non-Interest Bearing $'000	Up To 7 Days $'000	Over 7 Days To 1 Month $'000	Over 1 To 3 Months $'000	Over 3 To 12 Months $'000	Over 1 To 3 Years $'000	Over 3 Years $'000	Total Interest Bearing $'000	Effective Interest Rate %
Assets										
Cash and balances with central banks	3,329,827	3,329,827	–	–	–	–	–	–	–	–
Government treasury bills and securities	10,529,193	–	18,300	1,341,663	2,135,759	2,180,855	2,335,009	2,517,607	10,529,193	3.54
Placements and balances with banks and agents	24,687,340	–	5,480,565	7,903,518	3,694,198	7,451,830	109,621	47,608	24,687,340	2.86
Trade bills and advances to customers	60,892,094	–	20,827,428	16,100,213	7,348,703	6,483,402	7,843,418	2,288,930	60,892,094	5.55
Dealing and investment securities	3,638,114	1,554,586	9,040	99,850	180,489	903,939	583,081	307,129	2,083,528	4.44
Investments in associates	1,781,322	1,779,254	–	–	–	–	2,068	–	2,068	1.50
Goodwill	3,776,651	3,776,651	–	–	–	–	–	–	–	–
Others	4,675,789	4,675,789	–	–	–	–	–	–	–	–
	113,310,330	15,116,107	26,335,333	25,445,244	13,359,149	17,020,026	10,873,197	5,161,274	98,194,223	–
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	74,451,684	8,316,931	21,491,616	19,585,026	11,491,515	13,029,302	375,723	161,571	66,134,753	1.93
Deposits and balances of banks and agents, and bills and drafts payable	18,218,984	125,177	5,810,760	4,374,135	5,163,894	2,745,018	–	–	18,093,807	2.95
Subordinated notes	3,639,095	–	–	–	2,345,343	–	–	1,293,752	3,639,095	4.46
Others	3,948,301	3,948,301	–	–	–	–	–	–	–	–
	100,258,064	12,390,409	27,302,376	23,959,161	19,000,752	15,774,320	375,723	1,455,323	87,867,655	–
Shareholders' funds and minority interests	13,052,266	13,052,266	–	–	–	–	–	–	–	–
	113,310,330	25,442,675	27,302,376	23,959,161	19,000,752	15,774,320	375,723	1,455,323	87,867,655	–
Net on-balance sheet position	–	(10,326,568)	(967,043)	1,486,083	(5,641,603)	1,245,706	10,497,474	3,705,951	10,326,568	–
Net off-balance sheet position	–	–	202,472	381,312	351,082	(491,907)	(339,452)	(103,507)	–	–
Net interest rate sensitivity gap	–	(10,326,568)	(764,571)	1,867,395	(5,290,521)	753,799	10,158,022	3,602,444	10,326,568	–

43 Financial Risk Management

(c) Interest Rate Risk *(continued)*

The Group – 2000

	Total $'000	Non-Interest Bearing $'000	Up To 7 Days $'000	Over 7 Days To 1 Month $'000	Over 1 To 3 Months $'000	Over 3 To 12 Months $'000	Over 1 To 3 Years $'000	Over 3 Years $'000	Total Interest Bearing $'000	Effective Interest Rate %
Assets										
Cash and balances with central banks	1,714,603	1,714,603	–	–	–	–	–	–	–	–
Government treasury bills and securities	5,341,559	–	151,511	334,410	1,439,334	1,191,324	1,218,956	1,006,024	5,341,559	2.88
Placements and balances with banks and agents	23,609,022	–	2,913,922	7,933,796	7,259,055	5,158,512	340,758	2,979	23,609,022	4.92
Trade bills and advances to customers	30,045,283	–	12,621,521	6,695,160	3,206,948	4,406,207	2,413,229	702,218	30,045,283	6.35
Dealing and investment securities	1,015,619	409,098	–	–	264,086	64,272	146,511	131,652	606,521	5.89
Investments in associates	1,557,531	1,555,463	–	–	–	–	–	2,068	2,068	1.50
Others	3,040,435	3,040,435	–	–	–	–	–	–	–	–
	66,324,052	6,719,599	15,686,954	14,963,366	12,169,423	10,820,315	4,119,454	1,844,941	59,604,453	–
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	43,405,504	2,866,633	13,731,222	12,239,372	6,286,813	7,908,881	175,501	197,082	40,538,871	3.23
Deposits and balances of banks and agents, and bills and drafts payable	13,560,881	129,457	5,127,298	3,783,181	2,524,467	1,993,805	2,422	251	13,431,424	4.98
Others	2,182,767	2,182,767	–	–	–	–	–	–	–	–
	59,149,152	5,178,857	18,858,520	16,022,553	8,811,280	9,902,686	177,923	197,333	53,970,295	–
Shareholders' funds and minority interests	7,174,900	7,174,900	–	–	–	–	–	–	–	–
	66,324,052	12,353,757	18,858,520	16,022,553	8,811,280	9,902,686	177,923	197,333	53,970,295	–
Net on-balance sheet position	–	(5,634,158)	(3,171,566)	(1,059,187)	3,358,143	917,629	3,941,531	1,647,608	5,634,158	–
Net off-balance sheet position	–	–	75,973	(136,053)	84,227	(25,924)	97,466	(95,689)	–	–
Net interest rate sensitivity gap	–	(5,634,158)	(3,095,593)	(1,195,240)	3,442,370	891,705	4,038,997	1,551,919	5,634,158	–

Actual repricing dates may differ from contractual dates because prepayments and contractual terms do not reflect the actual behavioural patterns of assets and liabilities. Therefore, the Group manages its interest rate risk by applying dynamic simulation modelling techniques on the above information, which is based on contractual terms.

(d) **Liquidity Risk**

Liquidity risk is the risk that the Group is unable to meet its cash flow obligations as and when they fall due, such as upon the maturity of deposits and loan draw-downs.

It is not unusual for a bank to have mismatches in the contractual maturity profile of its assets and liabilities. The Group manages liquidity risk in accordance with a framework of liquidity policies, controls and limits that is approved by the Asset Liability Committee, with the main objectives of honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets.

These controls and policies include the setting of limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

Additionally, the Group is required by law in the various locations that it operates from, including Singapore, to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements.

43 Financial Risk Management

(d) **Liquidity Risk** *(continued)*

The following table shows the maturity analysis of the Group's assets and liabilities based on contractual terms.

The Group – 2001	Total $'000	Up To 7 Days $'000	Over 7 Days To 1 Month $'000	Over 1 To 3 Months $'000	Over 3 To 12 Months $'000	Over 1 To 3 Years $'000	Over 3 Years $'000	Non-Specific Maturity $'000
Assets								
Cash and balances with central banks	3,329,827	3,329,827	–	–	–	–	–	–
Government treasury bills and securities	10,529,193	18,300	1,341,663	2,135,759	2,180,855	2,335,009	2,517,607	–
Placements and balances with banks and agents	24,687,340	5,480,565	7,903,518	3,694,198	7,451,830	109,621	47,608	–
Trade bills and advances to customers	60,892,094	12,298,234	6,085,570	3,083,811	4,852,874	9,865,132	24,706,473	–
Dealing and investment securities	3,638,114	–	56,905	112,979	206,449	713,338	1,189,764	1,358,679
Investments in associates	1,781,322	–	–	–	–	25,825	–	1,755,497
Goodwill	3,776,651	–	–	–	–	–	–	3,776,651
Others	4,675,789	120,224	59,491	30,147	47,441	96,440	241,526	4,080,520
	113,310,330	21,247,150	15,447,147	9,056,894	14,739,449	13,145,365	28,702,978	10,971,347
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	74,451,684	29,808,547	19,585,026	11,491,515	13,029,302	375,723	161,571	–
Deposits and balances of banks and agents, and bills and drafts payable	18,218,984	5,906,780	4,390,738	5,176,448	2,745,018	–	–	–
Subordinated notes	3,639,095	–	–	–	–	–	3,639,095	–
Others	3,948,301	188,457	123,821	72,652	82,374	2,375	130	3,478,492
	100,258,064	35,903,784	24,099,585	16,740,615	15,856,694	378,098	3,800,796	3,478,492
Shareholders' funds and minority interests	13,052,266	–	–	–	–	–	–	13,052,266
	113,310,330	35,903,784	24,099,585	16,740,615	15,856,694	378,098	3,800,796	16,530,758
Net maturity mismatch	–	(14,656,634)	(8,652,438)	(7,683,721)	(1,117,245)	12,767,267	24,902,182	(5,559,411)

The Group – 2000

	Total $'000	Up To 7 Days $'000	Over 7 Days To 1 Month $'000	Over 1 To 3 Months $'000	Over 3 To 12 Months $'000	Over 1 To 3 Years $'000	Over 3 Years $'000	Non-Specific Maturity $'000
Assets								
Cash and balances with central banks	1,714,603	1,714,603	–	–	–	–	–	–
Government treasury bills and securities	5,341,559	151,511	334,410	1,439,334	1,191,324	1,218,956	1,006,024	–
Placements and balances with banks and agents	23,609,022	2,913,922	7,933,796	7,259,055	5,158,512	340,758	2,979	–
Trade bills and advances to customers	30,045,283	7,915,810	2,677,496	3,182,661	3,755,850	3,353,543	9,159,923	–
Dealing and investment securities	1,015,619	–	–	78,201	101,880	202,500	278,102	354,936
Investments in associates	1,557,531	–	–	–	14,980	–	25,825	1,516,726
Others	3,040,435	125,599	42,484	50,499	59,594	53,210	145,339	2,563,710
	66,324,052	12,821,445	10,988,186	12,009,750	10,282,140	5,168,967	10,618,192	4,435,372
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	43,405,504	16,597,855	12,239,372	6,286,813	7,908,881	175,501	197,082	–
Deposits and balances of banks and agents, and bills and drafts payable	13,560,881	5,183,124	3,856,812	2,524,467	1,993,805	2,422	251	–
Others	2,182,767	132,159	97,454	50,058	62,973	1,397	566	1,838,160
	59,149,152	21,913,138	16,193,638	8,861,338	9,965,659	179,320	197,899	1,838,160
Shareholders' funds and minority interests	7,174,900	–	–	–	–	–	–	7,174,900
	66,324,052	21,913,138	16,193,638	8,861,338	9,965,659	179,320	197,899	9,013,060
Net maturity mismatch	–	(9,091,693)	(5,205,452)	3,148,412	316,481	4,989,647	10,420,293	(4,577,688)

43 Financial Risk Management

(d) Liquidity Risk *(continued)*

The contractual maturity analysis often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core" deposits of non-bank customers which are contractually at call and thus, included in the "Up To 7 Days" time band, but history shows that such deposits provide a stable source of long-term funding for the Group.

In addition to the above, the Group is also subject to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 37 and 39. The total outstanding contractual amounts do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the commitments to pay third parties (such as letters of credit) are reimbursed immediately by customers.

44 Fair Values of Financial Instruments

Financial instruments comprise financial assets, financial liabilities and also off-balance sheet derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented herein represents best estimates of fair values of financial instruments at the balance sheet date.

The on-balance sheet financial assets and financial liabilities of the Group and the Bank whose fair values are required to be disclosed in accordance with Singapore Statements of Accounting Standard comprise all its assets and liabilities with the exception of investments in subsidiaries, investments in associates, fixed assets, goodwill and provision for current and deferred taxation. The estimated fair values of those on-balance sheet financial assets and financial liabilities as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2001			
	The Group		The Bank	
	Carrying Amount $'000	Estimated Fair Value $'000	Carrying Amount $'000	Estimated Fair Value $'000
Singapore Government treasury bills and securities	8,711,833	8,692,326	4,272,411	4,252,904
Other government treasury bills and securities	1,817,360	1,823,652	244,261	246,078
Dealing securities	680,989	683,801	358,104	358,104
Investment securities	2,957,125	3,176,846	989,656	987,119
Subordinated notes	3,639,095	3,635,354	3,639,095	3,635,354

The fair values of off-balance sheet derivatives for 2001 are shown in Note 38.

The fair values of financial instrument contingent liabilities and undrawn credit facilities are not readily ascertainable. These financial instruments are presently not sold or traded. They generate fees that are in line with market prices for similar arrangements. The estimated fair value may be represented by the present value of the fees expected to be received, less associated costs. The Group and the Bank assess that their respective fair values are unlikely to be significant given that the overall level of fees involved is not significant.

Where available, quoted and observable market prices are used as the measure of fair values, such as for government treasury bills and securities, quoted securities, subordinated notes and most of the off-balance sheet derivatives.

Where quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions, the principal ones being as follows:

- The fair values of cash and balances with central bank, and placements and balances with banks, agents and related companies are considered to approximate their carrying values because most of these are (a) of negligible credit risk and (b) either short-term in nature or repriced frequently.

- The Group and the Bank consider the carrying amount of advances to customers as a reasonable approximation of its fair value. Presently, market and observable prices do not exist as there is currently no ready market wherein exchanges between willing parties occur. In estimating the fair value, loans are categorised into homogeneous groups by product types, risk characteristics, maturity and pricing profiles, and non-performing accounts. In estimating the reasonableness of fair value, the Group and the Bank performed stress testing on each of the homogeneous groups, taking into account various hypothetical credit spread and market interest rate scenarios, future expected loss experience and estimated forced sale values of collateral. General provisions are also deducted in arriving at the fair value as a discount for credit risk inherent in the large portfolio of advances to customers.

- The Group and the Bank consider the carrying amounts of all its deposits, such as non-bank customers' deposits and deposits and balances of banks, agents and related companies, as reasonable approximation of their respective fair values given that these are mostly repayable on demand and short-term in nature. The Group and the Bank have also performed stress testing after taking into account the current interest rate environment and determined that their fair values are not likely to be materially sensitive to shifts in market interest rates.

- For off-balance sheet derivatives where quoted and observable market prices are not available, fair values are arrived at using internal pricing models.

As assumptions were made regarding risk characteristics of the various financial instruments, discount rates, future expected loss experience and other factors, changes in the uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, the fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of SAS 32 which requires fair value information to be disclosed. These include fixed assets, long-term relationships with customers, franchise and other intangibles, which are integral to the full assessment of the Group's and the Bank's financial position and the value of their net assets.

45 Subsidiaries

The subsidiaries of the Group as at the balance sheet date are as follows, with those acquired during the financial year upon the acquisition of OUB separately disclosed in (b):

	Country Of Incorporation	Business Carried In	Percentage Of Paid-Up Capital Held By: The Bank 2001 %	The Bank 2000 %	Subsidiaries 2001 %	Subsidiaries 2000 %	Cost Of Bank's Investment 2001 $'000	Cost Of Bank's Investment 2000 $'000
(a) Subsidiaries Excluding Those Arising from the Acquisition of OUB								
Commercial Banking								
Industrial & Commercial Bank Limited	Singapore	Singapore	87	87	–	–	384,286	384,286
Far Eastern Bank Limited	Singapore	Singapore	76	74	–	–	37,387	34,259
* United Overseas Bank (Malaysia) Bhd	Malaysia	Malaysia	45	45	55	55	123,731	123,731
* PT Bank UOB Indonesia	Indonesia	Indonesia	80	80	–	–	30,562	30,562
* United Overseas Bank (Canada)	Canada	Canada	100	100	–	–	18,155	18,155
* UOB Radanasin Bank Public Company Limited	Thailand	Thailand	75	75	–	–	165,485	165,485
* United Overseas Bank Philippines	Philippines	Philippines	60	60	–	–	75,642	75,642
Merchant Banking								
UOB Asia Limited	Singapore	Singapore	100	100	–	–	9,747	9,747
* UOB Australia Limited	Australia	Australia	100	100	–	–	10,865	10,865
* UOB Asia (Hong Kong) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	50	50	50	50	11,687	11,687
Insurance								
United Overseas Insurance Limited	Singapore	Singapore	51	51	–	–	7,700	7,700
ICI (2000) Limited *(in members' voluntary liquidation)*	Singapore	Inactive	–	–	73	73	–	–
* UOB Insurance (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	100	–	–
UOB Life Assurance Limited	Singapore	Singapore	88	88	12	12	76,500	76,500
* PT UOB Life - Sun Assurance	Indonesia	Indonesia	–	–	80	80	–	–
Investment Companies								
CKB (2000) Limited	Singapore	Inactive	100	100	–	–	–	–
* Chung Khiaw Bank (Malaysia) Bhd	Malaysia	Malaysia	100	100	–	–	152,403	152,403
LWB (1995) Limited *(in members' voluntary liquidation)*	Singapore	Inactive	100	100	–	–	–	–
UOF (2000) Limited	Singapore	Inactive	100	100	–	–	10	10
* United Overseas Finance (Malaysia) Bhd	Malaysia	Inactive	–	–	100	100	–	–
UOB Equity Holdings (Pte) Ltd	Singapore	Singapore	100	100	–	–	9,600	9,600
United Investments Limited	Singapore	Singapore	100	100	–	–	26,100	68,100
* UOB Finance (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	100	100	–	–	23,739	22,207

	Country Of Incorporation	Business Carried In	Percentage Of Paid-Up Capital Held By The Bank 2001 %	The Bank 2000 %	Subsidiaries 2001 %	Subsidiaries 2000 %	Cost Of Bank's Investment 2001 $'000	2000 $'000
* UOB Realty (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	100	–	–
ICB Pte Ltd	Singapore	Inactive	–	–	100	100	–	–
* ICB Finance Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	100	–	–
** UOB Holdings (USA) Inc	United States of America	United States of America	100	100	–	–	27,043	21,182
UOB Capital Investments Pte Ltd	Singapore	Singapore	100	100	–	–	50,000	600
UOB Capital Management Pte Ltd	Singapore	Singapore	100	100	–	–	3,100	100
asia–reach.com Pte Ltd	Singapore	Inactive	100	100	–	–	#	#
** UOB Venture Management (USA) Inc.	United States of America	United States of America	–	–	100	100	–	–
Stockbroking								
UOB Securities (Philippines), Inc. *(disposed of during the year)*	Philippines	Philippines	–	–	–	100	–	–
United Mok Ying Kie Limited *(disposed of during the year)*	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	–	55	–	–
P T UOBB Securities *(disposed of during the year)*	Indonesia	Indonesia	–	–	–	85	–	–
UOB Securities (Thailand) Co. Ltd *(disposed of during the year)*	Thailand	Thailand	–	–	–	100	–	–
Trustee/Investment Management								
United Overseas Bank Trustee Limited	Singapore	Singapore	20	20	80	80	100	100
UOB Asset Management Ltd	Singapore	Singapore	100	100	–	–	2,000	2,000
UOB Global Capital Private Limited	Singapore	Singapore	70	70	–	–	700	672
*** UOB Global Capital LLC	United States of America	United States of America	–	–	70	70	–	–
** UOB Global Capital SARL	France	France	–	–	100	100	–	–
** UOB Global Capital (Dublin) Ltd	Ireland	Ireland	–	–	100	100	–	–
UOB Venture Management Private Limited	Singapore	Singapore	100	100	–	–	250	250
* UOB-OSK Asset Management Sdn Bhd	Malaysia	Malaysia	–	–	70	70	–	–
* UOB Investment Advisor (Taiwan) Ltd	Taiwan	Taiwan	–	–	100	100	–	–
UOB Hermes Asia Management Pte Limited	Singapore	Singapore	–	–	60	–	–	–
UOB Bioventures Management Pte Ltd	Singapore	Singapore	–	–	100	–	–	–

	Country Of Incorporation	Business Carried In	Percentage Of Paid-Up Capital Held By: The Bank 2001 %	The Bank 2000 %	Subsidiaries 2001 %	Subsidiaries 2000 %	Cost Of Bank's Investment 2001 $'000	Cost Of Bank's Investment 2000 $'000
Trustee/Investment Management *(continued)*								
UOB Venture Bio Investments Ltd	Singapore	Singapore	–	–	100	–	–	–
*** UOB Venture Management (Shanghai) Co., Ltd	People's Republic of China	People's Republic of China	–	–	100	–	–	–
Nominee Services								
United Overseas Bank Nominees (Private) Limited	Singapore	Singapore	100	100	–	–	10	10
ICB Nominees (Private) Limited	Singapore	Singapore	–	–	100	100	–	–
Chung Khiaw Nominees (Private) Limited	Singapore	Singapore	100	100	–	–	10	10
Far Eastern Bank Nominees (Private) Limited	Singapore	Singapore	–	–	100	100	–	–
Lee Wah Nominees (S) Pte Ltd	Singapore	Singapore	100	100	–	–	#	#
Tye Hua Nominees Private Limited	Singapore	Singapore	100	100	–	–	10	10
UOF Nominees (Private) Limited	Singapore	Inactive	100	100	–	–	#	#
United Merchant Bank Nominees (Pte) Ltd	Singapore	Singapore	–	–	100	100	–	–
* UOBM Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
* UOBM Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
* UOB Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
* UOB Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
* United Overseas Bank Nominees (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	100	100	–	–	4	4
* Chung Khiaw Nominees (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	100	100	–	–	2	2
* Singapore UMB (Hong Kong) Limited	Hong Kong S.A.R.	Inactive	–	–	100	100	–	–
*** UOB Nominees (UK) Limited	United Kingdom	United Kingdom	100	100	–	–	2	2
* UOB Nominees (Australia) Limited	Australia	Australia	–	–	100	100	–	–
UMYK Nominees Limited *(disposed of during the year)*	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	–	100	–	–

	Country Of Incorporation	Business Carried In	Percentage Of Paid-Up Capital Held By: The Bank 2001 %	The Bank 2000 %	Subsidiaries 2001 %	Subsidiaries 2000 %	Cost Of Bank's Investment 2001 $'000	Cost Of Bank's Investment 2000 $'000
Gold/Futures Dealing								
UOB Bullion and Futures Limited	Singapore	Singapore	100	100	–	–	9,000	9,000
Computer Services								
Unicom Databank Private Limited	Singapore	Singapore	100	100	–	–	#	#
* UOB InfoTech Sdn Bhd	Malaysia	Inactive	–	–	100	100	–	–
Management Services								
UOB Management Services Pte Ltd	Singapore	Inactive	100	100	–	–	#	#
ICB Management Pte. Ltd.	Singapore	Inactive	–	–	100	100	–	–
A.I.M. Services Pte Ltd	Singapore	Inactive	–	–	100	100	–	–
General Services								
United General Services (Pte) Ltd	Singapore	Singapore	100	100	–	–	#	#
Consultancy and Research Services								
UOB Investment Research Pte Ltd *(in members' voluntary liquidation)*	Singapore	Inactive	100	100	–	–	–	500
Property								
UOB Warehouse Private Limited	Singapore	Singapore	100	100	–	–	88,000	88,000
Chung Khiaw Realty, Limited	Singapore	Singapore/ Malaysia	99	99	–	–	60,448	60,448
Industrial & Commercial Realty Limited *(in members' voluntary liquidation)*	Singapore	Inactive	–	–	100	100	–	–
FEB Realty Company Pte Ltd	Singapore	Inactive	–	–	100	100	–	–
ICB Enterprises (Private) Limited	Singapore	Inactive	100	100	–	–	495	495
Industrial & Commercial Property (S) Pte Ltd	Singapore	Singapore	–	–	100	100	–	–
** UOB Realty (USA) Inc	United States of America	United States of America	100	100	–	–	370	346
** UOB Realty (USA) Ltd Partnership	United States of America	United States of America	99	99	1	1	18,325	17,147
+ Dahua Xiamen Development Ltd *(disposed of during the year)*	People's Republic of China	People's Republic of China	–	50	–	–	–	12,333
Property Management								
UOB Property Management Pte Ltd	Singapore	Singapore	100	100	–	–	#	#
Travel								
UOB Travel Planners Pte Ltd	Singapore	Singapore	100	100	–	–	3,987	3,987
UOB Travel (General Sales Agent) Pte Ltd	Singapore	Singapore	55	55	–	–	268	268

	Country Of Incorporation	Business Carried In	Percentage Of Paid-Up Capital Held By The Bank 2001 %	The Bank 2000 %	Subsidiaries 2001 %	Subsidiaries 2000 %	Cost Of Bank's Investment 2001 $'000	2000 $'000
(b)++Acquired during the Financial Year upon Acquisition of OUB								
Commercial Banking								
Overseas Union Bank Limited	Singapore	Singapore	100	–	–	–	9,014,903	–
* Overseas Union Bank (Malaysia) Berhad	Malaysia	Malaysia	–	–	100	–	–	–
Merchant Banking								
* OUB Australia Ltd	Australia	Australia	–	–	100	–	–	–
Finance Companies								
Overseas Union Trust Limited	Singapore	Singapore	##	–	53	–	398	–
* OUB Finance (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	–	–	–
Factoring								
OUB Factors Pte Ltd *(in members' voluntary liquidation)*	Singapore	Inactive	–	–	77	–	–	–
Leasing								
* OUB Credit Bhd	Malaysia	Malaysia	–	–	100	–	–	–
* OUL Sdn Bhd	Malaysia	Malaysia	–	–	100	–	–	–
Investment Companies								
Overseas Union Holdings Private Limited	Singapore	Singapore	–	–	100	–	–	–
Securities Investment Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
Overseas Union Garden (Private) Limited	Singapore	Singapore	–	–	100	–	–	–
* Overseas Union Holdings (Aust) Pty Limited	Australia	Australia	–	–	100	–	–	–
OUB.com Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
OUB Investments Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
* Overseas Union Facilities (H.K.) Ltd	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	–	–	–
Overseas Union Securities Limited	Singapore	Singapore	6	–	46	–	3,310	–
Overseas Union Securities Trading Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
Stockbroking								
OUB Securities Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
* OUB Securities (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	–	–	–
Grand Orient Securities Pte Ltd	Singapore	Singapore	–	–	100	–	–	–

	Country Of Incorporation	Business Carried In	Percentage Of Paid-Up Capital Held By The Bank 2001 %	The Bank 2000 %	Subsidiaries 2001 %	Subsidiaries 2000 %	Cost Of Bank's Investment 2001 $'000	2000 $'000
Trustee/Investment Management								
OUB Asset Management Ltd	Singapore	Singapore	–	–	100	–	–	–
* OUB-TA Asset Management Sdn Bhd	Malaysia	Malaysia	–	–	51	–	–	–
Overseas Union Bank Trustees Ltd	Singapore	Singapore	–	–	51	–	–	–
* OUB (Australia) Securities Pty Ltd	Australia	Australia	–	–	100	–	–	–
Nominee Services								
Overseas Union Bank Nominees (Private) Limited	Singapore	Singapore	–	–	100	–	–	–
Mandarin Nominees Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
Overseas Union Trust (Nominees) Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
* OUB Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	–	–	100	–	–	–
* OUB Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	–	–	100	–	–	–
* Overseas Union Bank Nominees (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	–	–	–
** Overseas Union Bank Nominees (U.K.) Limited	United Kingdom	Inactive	–	–	100	–	–	–
* OUB Australia Nominees Pty Ltd	Australia	Australia	–	–	100	–	–	–
Grand Orient Nominees Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
Bullion and Futures Dealing								
OUB Bullion & Futures Ltd	Singapore	Singapore	–	–	100	–	–	–
Management Services								
Overseas Union Management Services Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
* Overseas Union Management Services Sdn Bhd	Malaysia	Malaysia	–	–	100	–	–	–
Research Services								
* OUB Research Sdn Bhd *(in members' voluntary liquidation)*	Malaysia	Inactive	–	–	100	–	–	–
Property								
* Overseas Union Holdings Sdn Bhd	Malaysia	Malaysia	–	–	100	–	–	–

	Country Of Incorporation	Business Carried In	Percentage Of Paid-Up Capital Held By The Bank 2001 %	The Bank 2000 %	Subsidiaries 2001 %	Subsidiaries 2000 %	Cost Of Bank's Investment 2001 $'000	Cost Of Bank's Investment 2000 $'000
Property Management								
* Overseas Union Facilities Sdn Bhd	Malaysia	Inactive	–	–	100	–	–	–
OUB Towers Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
Overseas Union Developments (Private) Limited	Singapore	Singapore	–	–	100	–	–	–
Overseas Union Project Management Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
Overseas Union Realty Services Pte Ltd	Singapore	Singapore	–	–	100	–	–	–
* Overseas Union Developments Sdn Bhd	Malaysia	Malaysia	–	–	100	–	–	–
							10,446,334	1,418,405
		Provision for diminution in value					(185,736)	(207,848)
							10,260,598	1,210,557

Notes:

* *Companies audited by member firms of the PricewaterhouseCoopers Global Organisation other than PricewaterhouseCoopers Singapore.*

** *Not required to be audited in country of incorporation.*

*** *Companies not audited by PricewaterhouseCoopers Singapore or other member firms of the PricewaterhouseCoopers Global Organisation.*

\+ *Subsidiary at 31 December 2000 by virtue of the Bank's control of more than half of its voting power or control of the composition of the board of directors.*

++ *The Group's effective interest in each of the subsidiaries acquired is the aggregate of the percentage of paid-up capital held by the Bank and by its subsidiaries as shown above, except for Overseas Union Trust (Nominees) Pte Ltd and Overseas Union Securities Trading Pte Ltd in which the Group's effective interests acquired were 53% and 52% respectively.*

\# *Cost of investment is less than $1,000.*

\## *Percentage of paid-up capital held by the Bank is 0.2%.*

46 Major Associates

	Principal Activities	Country of Incorporation and Business	Effective Interest Held By The Group 2001 %	2000 %
Associates (Quoted)				
United Overseas Land Limited	Property/hotel	Singapore	45	45
United International Securities Limited	Investment	Singapore	42	42
Haw Par Corporation Limited	Conglomerate	Singapore	42	42
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	39	39
Associates (Unquoted)				
Ace Net Financial Services Pte Ltd	Automated teller machine services	Singapore	50	–
OUB Manulife Pte Ltd	Life insurance	Singapore	50	–
OUB Optimix Funds Management Ltd	Unit trust fund management	Singapore	50	–
Overseas Union Insurance, Limited	General insurance	Singapore	48	–
Affin-UOB Securities Sdn Bhd	Stockbroking	Malaysia	45	45
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	40	20
Singapore Consortium Investment Management Ltd	Unit trust fund management	Singapore	40	20
Asfinco Singapore Limited	Investment holding	Singapore	39	23
Clearing and Payment Services Pte Ltd	Continuous linked settlement	Singapore	33	–
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	30	30
Walden Asia II Limited	Venture capital investment	United States of America	25	25
UOB Venture Investments Limited	Venture capital investment	Singapore	21	21
Vertex Asia Limited	Investment	Singapore	21	–
Novena Square Development Pte Ltd	Property	Singapore	20	20
Novena Square Investment Pte Ltd	Investment	Singapore	20	20
Orix Leasing Singapore Ltd	Leasing/rental	Singapore	20	20
PT Bali Walden UOB Venture Capital	Venture capital investment	Indonesia	20	20

47 Subsequent Event

On 2 January 2002, Overseas Union Bank Limited ("OUB"), a wholly-owned subsidiary, was merged into the Bank under Section 14A of the Banking Act, Cap.19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of OUB were transferred to and vested in the Bank.

The assets and liabilities of OUB as at 2 January 2002 transferred to the Bank were $35,639 million and $32,006 million respectively.

The merger has no impact on the financial position of the Group as at the date of the merger.

48 Authorisation of Financial Statements

On 8 March 2002, the Board of Directors of United Overseas Bank Limited authorised these financial statements for issue.

The Auditors' Report is on page 86.

investor reference

11-year group financial summary

(Figures in millions of Singapore dollars)

	2001	2000	1999	1998
Net Profit After Tax+	924.6	912.9	760.2	331.7
Dividends**	415.8	316.3	416.1++	132.5
Cash, placements, balances with bankers and agents, including government treasury bills and securities	39,227.3	31,221.7	24,681.1	19,608.9
Investments, including associates+	4,738.4	2,016.6	1,681.2	1,573.8
Loans (advances & trade bills)	60,892.1	30,045.3	27,259.1	27,653.4
Fixed and other assets	4,675.8	3,040.5	3,152.5	1,953.1
Goodwill	3,776.7	–	–	–
Total Assets	**113,310.3**	66,324.1	56,773.9	50,789.2
Represented by:				
Deposits	92,545.5	56,836.9	47,207.0	42,597.7
Bills and drafts payable, and other liabilities*	4,472.0	2,519.0	3,375.9	2,313.0
Debentures, certificates of deposits, unsecured loan stock and bonds	–	–	–	–
Subordinated notes	3,639.1	–	–	–
Shareholders' funds+*	12,653.7	6,968.2	6,191.0	5,878.5
Total Liabilities and Shareholders' Funds	**113,310.3**	66,324.1	56,773.9	50,789.2

(Figures in millions of United States dollars)

	2001	2000	1999	1998
Net Profit After Tax+	499.5	527.1	456.2	199.8
Dividends**	224.6	182.7	249.7++	79.8
Cash, placements, balances with bankers and agents, including government treasury bills and securities	21,192.4	18,026.4	14,810.1	11,809.0
Investments, including associates+	2,559.9	1,164.3	1,008.8	947.8
Loans (advances & trade bills)	32,896.8	17,347.2	16,357.1	16,653.7
Fixed and other assets	2,526.2	1,755.5	1,891.7	1,176.2
Goodwill	2,040.4	–	–	–
Total Assets	**61,215.7**	38,293.4	34,067.7	30,586.7
Represented by:				
Deposits	49,997.6	32,815.8	28,327.0	25,653.5
Bills and drafts payable, and other liabilities*	2,416.0	1,454.4	2,025.7	1,393.0
Debentures, certificates of deposits, unsecured loan stock and bonds	–	–	–	–
Subordinated notes	1,966.0	–	–	–
Shareholders' funds+*	6,836.1	4,023.2	3,715.0	3,540.2
Total Liabilities and Shareholders' Funds	**61,215.7**	38,293.4	34,067.7	30,586.7
Exchange Conversion of US$1.00	**S$1.8510**	S$1.7320	S$1.6665	S$1.6605

* *Balances prior to 2000 do not take into account the impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date.*

\+ *Balances prior to 1998 do not take into account the effects of equity accounting.*

\# *Excludes extraordinary item of $31,207,000 (US$21,367,000).*

** *Based on total interim dividend paid and final proposed dividend during the year.*

++ *Includes special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).*

\## *Includes special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).*

*** *Includes special bonus dividend of 10% less 27% income tax amounting to $48,406,000 (US$30,094,000).*

(Figures in millions of Singapore dollars)

1997	1996	1995	1994	1993	1992	1991
502.0	715.5	632.7	570.1#	456.6	300.8	261.6
132.5	123.8	123.1	262.9##	131.2***	74.2	70.1
16,306.6	14,908.1	13,743.8	13,337.3	11,870.1	10,963.6	9,994.4
1,131.6	1,268.4	1,071.3	891.2	853.6	713.4	641.1
29,769.8	27,459.3	23,758.4	21,379.6	18,469.5	14,717.7	13,299.1
2,153.6	2,171.0	1,991.9	1,743.3	3,028.9	1,481.0	1,286.7
–	–	–	–	–	–	–
49,361.6	45,806.8	40,565.4	37,351.4	34,222.1	27,875.7	25,221.3
41,587.8	38,218.8	33,758.6	31,255.2	27,654.7	23,063.2	20,984.7
2,446.7	2,481.9	2,385.6	2,218.7	3,154.6	1,788.2	1,632.9
–	199.5	197.8	196.2	372.3	371.0	277.6
–	–	–	–	–	–	–
5,327.1	4,906.6	4,223.4	3,681.3	3,040.5	2,653.3	2,326.1
49,361.6	45,806.8	40,565.4	37,351.4	34,222.1	27,875.7	25,221.3

(Figures in millions of United States dollars)

299.4	511.3	447.0	390.4#	283.9	183.2	160.7
79.0	88.5	87.0	180.0##	81.5***	45.2	43.1
9,726.6	10,652.4	9,709.5	9,132.0	7,379.6	6,677.0	6,137.2
675.0	906.3	756.9	610.2	530.7	434.4	393.7
17,757.1	19,620.8	16,784.4	14,638.6	11,482.4	8,963.3	8,166.4
1,284.6	1,551.3	1,407.2	1,193.6	1,883.1	902.0	790.1
–	–	–	–	–	–	–
29,443.3	32,730.8	28,658.0	25,574.4	21,275.8	16,976.7	15,487.4
24,806.3	27,308.8	23,849.2	21,400.3	17,192.9	14,045.8	12,885.9
1,459.5	1,773.4	1,685.3	1,519.1	1,961.2	1,089.0	1,002.7
–	142.6	139.8	134.4	231.5	226.0	170.4
–	–	–	–	–	–	–
3,177.5	3,506.0	2,983.7	2,520.6	1,890.2	1,615.9	1,428.4
29,443.3	32,730.8	28,658.0	25,574.4	21,275.8	16,976.7	15,487.4
S$1.6765	S$1.3995	S$1.4155	S$1.4605	S$1.6085	S$1.6420	S$1.6285

11-year bank financial summary

(Figures in millions of Singapore dollars)

	2001	2000	1999	1998
Net Profit After Tax*	746.6	710.1	541.5#	229.9
Dividends**	415.8	316.3	416.1++	132.5
Cash, placements, balances with bankers and agents, including group companies, government treasury bills and securities	27,236.6	26,051.0	19,680.2	16,259.0
Investments, including subsidiaries and associates	11,987.9	2,232.9	2,654.0	1,877.9
Loans (advances & trade bills)	23,495.8	23,494.3	20,686.0	18,729.2
Fixed and other assets*	2,258.9	1,713.9	1,559.1	1,086.3
Total Assets	**64,979.2**	53,492.1	44,579.3	37,952.4
Represented by:				
Deposits	49,047.8	46,718.0	38,141.5	33,036.4
Bills and drafts payable, and other liabilities*	1,752.5	1,613.4	1,810.0	1,056.1
Debentures, certificates of deposits, unsecured loan stock and bonds	–	–	–	–
Subordinated notes	3,639.1	–	–	–
Shareholders' funds*	10,539.8	5,160.7	4,627.8	3,859.9
Total Liabilities and Shareholders' Funds	**64,979.2**	53,492.1	44,579.3	37,952.4

(Figures in millions of United States dollars)

	2001	2000	1999	1998
Net Profit After Tax*	403.3	410.0	324.9#	138.5
Dividends**	224.6	182.7	249.7++	79.8
Cash, placements, balances with bankers and agents, including group companies, government treasury bills and securities	14,714.5	15,041.0	11,809.3	9,791.6
Investments, including subsidiaries and associates	6,476.4	1,289.2	1,592.6	1,130.9
Loans (advances & trade bills)	12,693.6	13,564.8	12,412.8	11,279.3
Fixed and other assets*	1,220.4	989.5	935.6	654.2
Total Assets	**35,104.9**	30,884.5	26,750.3	22,856.0
Represented by:				
Deposits	26,498.0	26,973.4	22,887.2	19,895.5
Bills and drafts payable, and other liabilities*	946.8	931.5	1,086.1	636.0
Debentures, certificates of deposits, unsecured loan stock and bonds	–	–	–	–
Subordinated notes	1,966.0	–	–	–
Shareholders' funds*	5,694.1	2,979.6	2,777.0	2,324.5
Total Liabilities and Shareholders' Funds	**35,104.9**	30,884.5	26,750.3	22,856.0
Exchange Conversion of US$1.00	**S$1.8510**	S$1.7320	S$1.6665	S$1.6605

* *Balances prior to 2000 do not take into account the impact of adopting revised Singapore Statements of Accounting Standard (SAS) 8 and 10.*
\# *Excludes extraordinary items of $280,035,000 (US$191,739,000) in 1994 and $772,791,000 (US$463,721,000) in 1999.*
** *Based on total interim dividend paid and final proposed dividend during the year.*
++ *Includes special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).*
\#\# *Includes special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).*
*** *Includes special bonus dividend of 10% less 27% income tax amounting to $48,406,000 (US$30,094,000).*

(Figures in millions of Singapore dollars)

1997	1996	1995	1994	1993	1992	1991
270.2	415.8	382.6	291.0#	232.5	169.2	156.4
132.5	123.8	123.1	262.9##	131.2***	74.2	70.1
13,327.5	11,598.5	11,058.4	11,215.1	9,464.4	8,952.0	7,370.0
1,772.4	1,912.8	1,723.3	1,588.6	1,451.0	1,155.6	1,141.4
19,513.0	17,340.6	14,609.5	12,922.3	10,619.0	8,249.9	8,038.3
1,168.2	1,309.9	1,119.9	1,058.5	874.1	796.1	723.4
35,781.1	32,161.8	28,511.1	26,784.5	22,408.5	19,153.6	17,273.1
30,978.5	27,486.0	24,317.8	22,825.2	19,049.7	16,209.7	14,632.5
1,045.2	1,033.2	939.6	1,011.5	874.5	713.2	699.4
–	199.4	197.8	196.2	362.8	361.4	268.0
–	–	–	–	–	–	–
3,757.4	3,443.2	3,055.9	2,751.6	2,121.5	1,869.3	1,673.2
35,781.1	32,161.8	28,511.1	26,784.5	22,408.5	19,153.6	17,273.1

(Figures in millions of United States dollars)

1997	1996	1995	1994	1993	1992	1991
161.2	297.1	270.0	199.2#	144.5	103.0	96.1
79.0	88.5	87.0	180.0##	81.5***	45.2	43.1
7,949.6	8,287.6	7,812.3	7,678.8	5,884.0	5,451.9	4,525.7
1,057.2	1,366.8	1,217.5	1,087.7	902.1	703.8	700.9
11,639.1	12,390.5	10,321.0	8,847.9	6,601.8	5,024.3	4,936.0
696.8	936.0	791.2	724.8	543.4	484.8	444.2
21,342.7	22,980.9	20,142.0	18,339.2	13,931.3	11,664.8	10,606.8
18,478.1	19,639.8	17,179.6	15,628.3	11,843.1	9,871.9	8,985.3
623.4	738.3	663.8	692.6	543.7	434.3	429.5
–	142.5	139.7	134.3	225.5	220.1	164.5
–	–	–	–	–	–	–
2,241.2	2,460.3	2,158.9	1,884.0	1,319.0	1,138.5	1,027.5
21,342.7	22,980.9	20,142.0	18,339.2	13,931.3	11,664.8	10,606.8
S$1.6765	S$1.3995	S$1.4155	S$1.4605	S$1.6085	S$1.6420	S$1.6285

UOB share price and turnover


Monthly Turnover ('000)
$ Per Share
Monthly Turnover ('000)
$ Per Share
92000
88000
84000
80000
76000
72000
68000
64000
60000
56000
52000
48000
44000
40000
36000
32000
28000
24000
20000
16000
12000
8000
4000
23
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Share Price+	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Highest ($)	4.61	4.54	8.51	9.08	9.19	9.19	9.38	7.86	15.30	15.40	14.20
Lowest ($)	3.29	4.01	4.34	6.66	7.72	7.86	6.77	2.78	5.97	9.40	8.50
Average ($)	3.95	4.28	6.43	7.87	8.46	8.53	8.08	5.32	10.64	12.40	11.35
Last Done ($)	4.08	4.51	8.51	8.76	8.71	8.05	7.91	6.20	14.70	13.00	12.70

Ratios

Dividend Cover (no. of times)	3.73	4.05	5.52#	5.81#	5.14	5.78	3.79	2.50	4.96#	2.89	2.22
Adjusted Net Tangible Asset Backing Per Share ($)*	2.92	3.25	3.63	3.89	4.40	4.96	5.09	5.62	5.89	6.62	5.65
Adjusted Earnings Per Share ($)**	0.27	0.31	0.52	0.62	0.66	0.74	0.49	0.32	0.72	0.87	0.77
Dividends Per Share (cents) – Taxable	18.00	18.00	28.00	18.00	18.00	18.00	18.00	18.00	20.00	40.00	40.00
– Tax Exempt	–	–	–	22.00	–	–	–	–	25.00	–	–
Net Dividend Yield (%)++	3.17	3.01	3.18	4.47	1.57	1.56	1.65	2.50	3.75	2.42	2.66
Price Earning Ratio++	14.63	13.81	12.37	12.69	12.82	11.53	16.49	16.63	14.78	14.25	14.74

 # Dividend cover is 3.48 times for 1993 if the special bonus dividend of 10% less 27% income tax is included, 2.17 times (excluding extraordinary items) for 1994 if the special tax exempt bonus dividend of 22% is included, and 1.83 times for 1999 if the special tax exempt bonus dividend of 25% is included.

** Net tangible asset backing per share has been adjusted for bonus issues in 1993, 1995 and 1999, and for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date with effect from 2000.*

*** Earnings per share has been adjusted for bonus issues in 1993, 1995 and 1999, and rights issue in 1994.*

+ Share prices have been adjusted for bonus and/or rights issues.

++ Adjusted average share prices have been used in computing net dividend yield and price earning ratio.

Notes: *(1) On 15 November 1999, UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.*
(2) Share prices and turnover reflect transactions recorded on the Singapore Exchange.

statistics of shareholdings

as at 16 March 2002

Size of Shareholdings	No. of Shareholders	Percentage of Shareholders	No. of Shares	Percentage of Shares
1 – 1,000	11,939	46.08	5,516,694	0.35
1,001 – 10,000	11,238	43.38	36,444,867	2.32
10,001 – 1,000,000	2,660	10.27	133,796,528	8.52
1,000,001 & Above	69	0.27	1,395,609,536	88.81
	25,906	100.00	1,571,367,625	100.00

Twenty Largest Shareholders	No. of Shares	Percentage
DBS Nominees Pte Ltd	257,772,678	16.40
Raffles Nominees Pte Ltd	212,902,988	13.55
United Overseas Bank Nominees (Private) Limited	186,115,971	11.84
Wee Investments Private Ltd	110,909,184	7.06
HSBC (Singapore) Nominees Pte Ltd	91,344,069	5.81
Citibank Nominees Singapore Pte Ltd	87,966,102	5.60
Tai Tak Estates Sdn Bhd	67,445,739	4.29
Wah Hin & Company (Pte) Ltd	65,621,771	4.18
Overseas Union Enterprise Limited	48,337,728	3.08
DB Nominees (S) Pte Ltd	41,462,778	2.64
C Y Wee & Co Pte Ltd	31,645,653	2.01
Oversea-Chinese Bank Nominees Private Limited	21,536,384	1.37
Overseas Union Bank Nominees (Private) Limited	19,418,053	1.24
Wee Cho Yaw	16,390,248	1.04
NTUC Income Insurance Co-operative Limited	15,647,310	1.00
Kwan Tee Holdings Pte Ltd	9,112,892	0.58
Tee Teh Sdn Berhad	8,626,954	0.55
Ho Sim Guan	5,565,142	0.35
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Chew How Teck And Company (Pte) Limited	5,051,455	0.32
	1,308,298,859	83.26

	Shareholdings Registered in the Name of Substantial Shareholders	Other Shareholdings in which Substantial Shareholders are deemed to have an Interest	Total Interest	
Substantial Shareholders	No. of Shares	No. of Shares	No. of Shares	Percentage
Lien Ying Chow	316,516	81,321,554 *	81,638,070	5.20
Lien Ying Chow (Pte) Ltd	–	81,221,771 *	81,221,771	5.17
Wah Hin & Company (Pte) Ltd	65,621,771	15,600,000	81,221,771	5.17
Wee Cho Yaw	16,390,248	143,626,741 **	160,016,989	10.18
Wee Ee Cheong	2,794,899	143,951,011 **	146,745,910	9.34
Wee Ee Chao	141,164	114,602,696 **	114,743,860	7.30
Wee Ee Lim	1,694,851	143,845,741 **	145,540,592	9.26
Wee Investments Private Ltd	110,909,021	571,021	111,480,042	7.09

* *Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 81,221,771 shares held by Wah Hin & Company (Pte) Ltd.*

** *Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in 111,480,042 shares held by Wee Investments Private Ltd.*

changes in share capital

The following table sets out the changes in the issued share capital of the Bank from 11 July 1970 (when a public quotation was first obtained for the Bank's ordinary shares) to 31 December 2001:

Date	No. of Ordinary Shares Issued	Source of Increase	Resultant Total Issued Share Capital ($)	No. of Warrants Converted	Resultant Total No. of Issued Warrants 1994	Resultant Total No. of Issued Warrants 1997
11-7-1970	2,500,000	Public Issue at par	25,000,000	–	–	–
6-4-1972	5,000,000	Bonus Issue of 1 for 5	30,000,000	–	–	–
29-4-1972	5,000,000	Rights Issue of 1 for 5 at par	35,000,000	–	–	–
17-12-1972	3,000,000	Placement in Hong Kong	38,000,000	–	–	–
12-4-1973	1,401,405	Acquisition of 54.6% of Lee Wah Bank Limited	39,401,405	–	–	–
23-5-1973	39,401,405	Rights Issue of 1 for 1 at par	78,802,810	–	–	–
30-7-1973 & 31-8-1973	8,073,080	Acquisition of further 28.7% of Chung Khiaw Bank Limited and remaining 45.4% of Lee Wah Bank Limited	86,875,890	–	–	–
21-8-1975	21,718,973	Rights Issue of 1 for 4 at $2.50 per share	108,594,863	–	–	–
13-11-1976	10,859,487	Bonus Issue of 1 for 10	119,454,350	–	–	–
13-12-1976	36,198,288	Rights Issue of 1 for 3 at $3.00 per share	155,652,638	–	–	–
12-5-1978	15,565,264	Bonus Issue of 1 for 10	171,217,902	–	–	–
24-1-1979	4,362,950	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,580,852	–	–	–
27-2-1979	111,500	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,692,352	–	–	–
19-10-1979	17,569,236	Bonus Issue of 1 for 10	193,261,588	–	–	–
12-5-1980	19,326,159	Bonus Issue of 1 for 10	212,587,747	–	–	–
6-11-1980	42,517,550	Rights Issue of 1 for 5 at $3.00 per share	255,105,297	–	–	–
12-12-1980 to 12-8-1981	7,889,399	Conversion of Bonds	262,994,696	–	–	–
12-10-1981	65,748,674	Bonus Issue of 1 for 4	328,743,370	–	–	–
26-11-1981	65,748,674	Rights Issue of 1 for 4 at $3.00 per share	394,492,044	–	–	–
17-8-1987 to 22-10-1987	38,156,025	Share exchange pursuant to a takeover offer made to the shareholders of Industrial & Commercial Bank Limited	432,648,069	–	–	–
20-2-1988	15,230,903	Share exchange issued to Chung Khiaw Bank Limited shareholders pursuant to the scheme of arrangement dated 21 December 1987	447,878,972	–	–	–
27-5-1989	55,984,871	Bonus Issue of 1 for 8	503,863,843	–	–	–
6-12-1989	–	Warrants issued in connection with the 1.5% Unsecured Loan Stock 1989/1994	503,863,843	–	41,988,653	–
30-12-1989	16,211	Exercise of Warrants 1994	503,880,054	16,211	41,972,442	–
13-1-1990 to 15-5-1990	470,963	Exercise of Warrants 1994	504,351,017	470,963	41,501,479	–
28-5-1990	50,435,102	Bonus Issue of 1 for 10	554,786,119	–	41,501,479	–
8-6-1990 to 31-12-1990	2,870,183	Exercise of Warrants 1994	557,656,302	2,870,183	38,631,296	–
15-1-1991	2,101,829	Exercise of Warrants 1994	559,758,131	2,101,829	36,529,467	–
to 31-12-1991	308,000	Exercise of Executives' Share Options	560,066,131	–	36,529,467	–

Date	No. of Ordinary Shares Issued	Source of Increase	Resultant Total Issued Share Capital ($)	No. of Warrants Converted	Resultant Total No. of Issued Warrants 1994	Resultant Total No. of Issued Warrants 1997
15-1-1992	12,805,838	Exercise of Warrants 1994	572,871,969	12,805,838	23,723,629	–
to 26-6-1992	427,000	Exercise of Executives' Share Options	573,298,969	–	23,723,629	–
26-6-1992	–	Warrants issued in connection with the 5% Unsecured Bond 1992/1997	573,298,969	–	23,723,629	71,542,884
17-7-1992	893,597	Exercise of Warrants 1994	574,192,566	893,597	22,830,032	71,542,884
to 31-12-1992	808,926	Exercise of Warrants 1997	575,001,492	808,926	22,830,032	70,733,958
	33,000	Exercise of Executives' Share Options	575,034,492	–	22,830,032	70,733,958
21-1-1993	8,530,904	Exercise of Warrants 1994	583,565,396	8,530,904	14,299,128	70,733,958
to 17-9-1993	550,762	Exercise of Warrants 1997	584,116,158	550,762	14,299,128	70,183,196
	3,321,000	Exercise of Executives' Share Options	587,437,158	–	14,299,128	70,183,196
28-9-1993	73,429,644	Bonus Issue of 1 for 8	660,866,802	–	–	78,956,095
5-10-1993	1,891,445	Exercise of Warrants 1994	662,758,247	1,891,445	12,407,683	78,956,095
to 31-12-1993	181,105	Exercise of Warrants 1997	662,939,352	181,105	12,407,683	78,774,990
	147,000	Exercise of Executives' Share Options	663,086,352	–	12,407,683	78,774,990
13-1-1994	3,100,493	Exercise of Warrants 1994	666,186,845	3,100,493	9,307,190	78,774,990
to 9-6-1994	1,460,531	Exercise of Warrants 1997	667,647,376	1,460,531	9,307,190	77,314,459
	1,654,000	Exercise of Executives' Share Options	669,301,376	–	9,307,190	77,314,459
28-6-1994	66,915,064	Rights Issue of 1 for 10 at $3.50 per share (local) and $4.12 per share (foreign)	736,216,440	–	9,307,190	82,034,979
30-6-1994	8,952,267	Exercise of Warrants 1994	745,168,707	8,952,267	354,923	82,034,979
to 31-12-1994	3,612,759	Exercise of Warrants 1997	748,781,466	3,612,759	–	78,422,220
	166,000	Exercise of Executives' Share Options	748,947,466	–	–	78,422,220
16-1-1995	9,027,269	Exercise of Warrants 1997	757,974,735	9,027,269	–	69,394,951
to 12-5-1995	1,497,000	Exercise of Executives' Share Options	759,471,735	–	–	69,394,951
3-6-1995	151,894,347	Bonus Issue of 1 for 5	911,366,082	–	–	83,273,941
3-7-1995	247,950	Exercise of Warrants 1997	911,614,032	247,950	–	83,025,991
to 29-12-1995	44,000	Exercise of Executives' Share Options	911,658,032	–	–	83,025,991
15-1-1996	28,081,987	Exercise of Warrants 1997	939,740,019	28,081,987	–	54,944,004
to 31-12-1996	326,000	Exercise of Executives' Share Options	940,066,019	–	–	54,944,004
16-1-1997	54,465,975	Exercise of Warrants 1997	994,531,994	54,465,975	–	478,029
to 29-12-1997	171,000	Exercise of Executives' Share Options	994,702,994	–	–	–
1-1-1998 to 15-1-1998	33,000	Exercise of Executives' Share Options	994,735,994	–	–	–
1-1-1999 to 11-11-1999	4,625,000	Exercise of Executives' Share Options	999,360,994	–	–	–
12-11-1999	52,322,837	Bonus Issue of 50 for 1,000 local shares and 56 for 1,000 foreign shares	1,051,683,831	–	–	–
13-11-1999 to 31-12-1999	178,000	Exercise of Executives' Share Options	1,051,861,831	–	–	–
4-1-2000 to 31-12-2000	589,000	Exercise of Executives' Share Options	1,052,450,831	–	–	–
3-1-2001 to 6-9-2001	366,000	Exercise of Executives' Share Options	1,052,816,831	–	–	–
20-9-2001 to 26-10-2001	518,280,794	Acquisition of 100% of Overseas Union Bank Limited	1,571,097,625	–	–	–
7-12-2001 to 31-12-2001	11,000	Exercise of Executives' Share Options	1,571,108,625	–	–	–

Banking Services

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has 73 branches in Singapore (including 27 OUB Service Centres).

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6221 9055
Facsimile: (65) 6224 2263
Telex: RS 23029 FEBANK
Website: www.uobgroup.com

Far Eastern Bank Limited has 4 branches in Singapore.

Industrial & Commercial Bank Limited
(a subsidiary)
2 Shenton Way, #01-01
SGX Centre 1
Singapore 068804
Telephone: (65) 6221 1711
Facsimile: (65) 6225 9777
Telex: RS 21112 ICBANK
SWIFT: ICBSSGSG
Website: www.uobgroup.com

Industrial & Commercial Bank Limited has 10 branches in Singapore.

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Regional Head, Australia & New Zealand: Peter Mackinlay
General Manager: Kevin Yung Kin Man

Brunei

UOB Bandar Seri Begawan Branch
RBA Plaza, Unit G5
Jalan Sultan
Bandar Seri Begawan BS8811
Telephone: (673)(2) 225 477/
222 210/220 380
Facsimile: (673)(2) 240 792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
Email: uobbsb@brunet.bn
General Manager: Sia Kee Heng

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Telephone: (673)(3) 331 889/341 012
Facsimile: (673)(3) 331 391
Email: uobkb@brunet.bn
Branch Manager: Monica Suharju (Mrs)

Canada

United Overseas Bank (Canada)
(a wholly-owned subsidiary)
Vancouver Centre, Suite 310
650 West Georgia Street
P O Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Telephone: (1)(604) 662 7055
Facsimile: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Canada@UOBgroup.com
Director & General Manager:
Koh Kok Jin

China

UOB Guangzhou Branch
Guangzhou Aether Square, Unit 205
986 Jie Fang Bei Road
Guangdong Province
Guangzhou 510040
Telephone: (86)(20) 8667 6029
Facsimile: (86)(20) 8667 0779
Telex: 440931 UOBGZ CN
Email: UOB.Guangzhou@UOBgroup.com
General Manager:
Anthony Liau Guan Siang

UOB Shanghai Branch
2201 Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
Telephone: (86)(21) 5047 3688
Facsimile: (86)(21) 5047 9978
Telex: 33170 UOBSH CN
Email: UOB.Shanghai@UOBgroup.com
General Manager: Oh Eng Lock

OUB Shenzhen Branch
Century Plaza Hotel
Room 305, 3rd Floor
Kin Chit Road
Shenzhen 518001
Telephone: (86)(755) 232 2755
Facsimile: (86)(755) 234 3512
Telex: 420385 OUB SZ CN
General Manager: Lim Tow Meng

UOB Xiamen Branch
United Overseas Bank Building
Unit 01-01
19 Hubin Bei Road
Xiamen 361012
Telephone: (86)(592) 508 1601/2/3/4
Facsimile: (86)(592) 508 1605
Telex: 923079 UOBXM CN
Email: UOB.Xiamen@UOBgroup.com
General Manager: Soh Ek Chor

UOB Beijing Representative Office
2802, China World Tower
China World Trade Centre
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86)(10) 6505 1863
Facsimile: (86)(10) 6505 1862
Email: UOB.Beijing@UOBgroup.com
Chief Representative: Lau Teck Sien

OUB Chengdu Representative Office
Holiday Inn Crowne Plaza, Room 405
31 Zong Fu Street
Chengdu
Sichuan 610016
Telephone: (86)(28) 674 8618
Facsimile: (86)(28) 674 8638
Chief Representative:
John Ang Wee Pheng

Hong Kong S.A.R.

UOB Central Branch
United Overseas Bank Building
54-58 Des Voeux Road
Central
Telephone: (852) 2842 5666
Facsimile: (852) 2810 5773
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung

UOB Hong Kong Main Branch
Edinburgh Tower, 5/F
15 Queen's Road
Central
Telephone: (852) 2521 1521/
2526 3875
Facsimile: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Landmark Branch
Gloucester Tower
Suite 2504-2506, 25/F
The Landmark
11 Pedder Street
Central
Telephone: (852) 2532 6888
Facsimile: (852) 2868 4598
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Vice President: John Ho Tai Tung

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon
Telephone: (852) 2381 2292
Facsimile: (852) 2397 4564
Email:UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Officer-In-Charge:
Simmy Law Sin Ming (Ms)

UOB Bonham Strand Branch
38-40 Bonham Strand
West
Telephone: (852) 2545 8001/
2541 8503
Facsimile: (852) 2854 0675
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Officer-In-Charge: Joseph Hui Juin Wan

Indonesia

UOB Jakarta Representative Office
Menara BCD, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6382
Facsimile: (62)(21) 250 6379
Chief Representative:
Utami Dewi Suhadi (Ms)

PT Bank UOB Indonesia
(a subsidiary)
Menara BCD, 1st-3rd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6330
Facsimile: (62)(21) 250 6331
Telex: 60418 UOB IA
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Chua Kim Hay
Deputy President Director:
James Lim Tian Pher

PT Bank UOB Indonesia has 7 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Telephone: (81)(3) 3216 4251
Facsimile: (81)(3) 3216 4254
Cable: TYEHUABANK
Telex: J22178 TYEHUA J
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Seah Kok Thye

Malaysia

UOB Labuan Branch
Financial Park Labuan Complex
Main Office Tower, Level 6A
Jalan Merdeka
87000 Labuan F T
Telephone: (60)(87) 424 388
Facsimile: (60)(87) 424 389
Telex: MA 85096 TYEHUA
Email: uoblbn@tm.net.my
General Manager: Ho Fong Kun (Ms)

United Overseas Bank (Malaysia) Bhd
(a wholly-owned subsidiary)
Menara UOB
Jalan Raja Laut
P O Box 11212
50738 Kuala Lumpur
Telephone: (60)(3) 2692 7722
Facsimile: (60)(3) 2691 0281
Cable: BANKUOBM KUALA LUMPUR
Telex: MA 31877 UOBM HO
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Managing Director & Chief Executive:
Francis Lee Chin Yong

United Overseas Bank (Malaysia) Bhd has 37 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Telephone: (95)(1) 667 818
Facsimile: (95)(1) 544 126
Email: UOB.Yangon@UOBgroup.com
Representative: U Hla Thaung

Philippines

United Overseas Bank Philippines
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat corner Makati Avenue
Makati City
Telephone: (63)(2) 878 8686
Facsimile: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: crd@uob.com.ph
President & Chief Executive Officer:
Chua Teng Hui
Deputy President & Deputy Chief
Executive Officer: Wang Lian Khee

United Overseas Bank Philippines has 68 branches in the Philippines.

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ka
Chongro, Chongro-ku
Seoul 110-714
Telephone: (82)(2) 739 3916/9
Facsimile: (82)(2) 730 9570
Telex: K28978 TYEHUA
Email: UOB.Seoul@UOBgroup.com
General Manager: Liew Chan Harn

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2715 0125
Facsimile: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Teh Wee Jin

Thailand

UOB Bangkok International Banking Facility
UOB Radanasin Bank Building
10th Floor
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 259 6220/1
Facsimile: (66)(2) 259 4470
Email: uobbkk@cscoms.com
General Manager:
Dr Ratsuvon Pidpayon

UOB Radanasin Bank Public Company Limited
(a subsidiary)
UOB Radanasin Bank Building
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 260 0090
Facsimile: (66)(2) 260 5310/1
Telex: 20820 UOBRTH
SWIFT: RSBXTHBK
Website: www.uob-radanasin.co.th
Chief Executive Officer: Gan Hui Beng

UOB Radanasin Bank Public Company Limited has 37 branches in Thailand.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Telephone: (44)(207) 628 3504
Facsimile: (44)(207) 628 3433
Cable: TYEHUABANK
Telex: 8954292 TYEHUA G
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager:
George Lim Phoon Seng

United States Of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Telephone: (1)(212) 382 0088
Facsimile: (1)(212) 382 1881
Cable: TYEHUABANK NEW YORK
Telex: 232265 TYEHUA
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager:
Wong Kwong Yew

UOB Los Angeles Agency
911 Wilshire Boulevard
Ground Floor, Los Angeles
California 90017-3478
Telephone: (1)(213) 623 8042
Facsimile: (1)(213) 623 3412
Cable: TYHUABANK LOS ANGELES
Telex: 6831011 TYHUA
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager:
Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1
Ho Chi Minh City
Telephone: (84)(8) 825 1424
Facsimile: (84)(8) 825 1423
Telex: 813221 UOBHCM VT
SWIFT: UOVBVNVX
Email: UOB.HoChiMinhCity@UOBgroup.com
General Manager: Thng Tien Tat

Correspondents

In all principal cities of the world

Related Financial Services

Finance

Singapore

Overseas Union Trust Limited
(a subsidiary)
146 Robinson Road, #02-01
Overseas Union Trust Building
Singapore 068909
Telephone: (65) 6222 3397
Facsimile: (65) 6224 4862
Website: www.outl.com.sg
Chief Executive Officer:
Iris Chua Hwee Pheng (Ms)

Overseas Union Trust Limited has
6 branches in Singapore.

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a wholly-owned subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 2929/6535 7122
Facsimile: (65) 6538 3990
Email: BullionFutures@UOBgroup.com
Managing Director: Wong Chong Fatt

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2545 6163
Facsimile: (886)(2) 2719 9434
Email: vincentcheng@mail.apol.com.tw
Manager: Vincent Cheng Chih Jung

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
156 Cecil Street, #09-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6222 7733
Facsimile: (65) 6224 2718
Email: ContactUs@uoi.com.sg
Managing Director:
David Chan Mun Wai

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6227 8477
Facsimile: (65) 6224 3012
Email: uoblife@UOBgroup.com
Managing Director:
Raymond Kwok Chong See

Hong Kong S.A.R.

UOB Insurance (H.K.) Limited
(a subsidiary)
Worldwide House, 16/F
19 Des Voeux Road
Central
Telephone: (852) 2867 7988
Facsimile: (852) 2810 0218
Telex: 74542 ASIAN HX
Director: David Chan Mun Wai

Indonesia

PT UOB Life – Sun Assurance
(a subsidiary)
Wisma BSG
Jalan Abdul Muis No. 40
Lantai 5
Jakarta 10160
Telephone: (62)(21) 351 6567
Facsimile: (62)(21) 345 1119

PT UOB Life – Sun Assurance has 2 offices in Indonesia.

Investment Management

Singapore

UOB Asset Management Ltd
(a wholly-owned subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6532 7988
Facsimile: (65) 6535 5882
Email: UOBAM@UOBgroup.com
Managing Director & Chief Investment Officer: Daniel Chan Choong Seng

OUB Asset Management Ltd
(a wholly-owned subsidiary)
1 Raffles Place, 17th Storey
OUB Centre
Singapore 048616
Telephone: (65) 6533 6982
Facsimile: (65) 6533 2203
Executive Director & Chief Executive Officer: Goh Mui Hong (Mrs)

UOB Venture Management Private Limited
(a wholly-owned subsidiary)
80 Raffles Place, 30th Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 2268
Facsimile: (65) 6538 2569
Email: uobvm@uobvm.com.sg
Managing Director: Quek Cher Teck

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Telephone: (33)(1) 5364 8400
Facsimile: (33)(1) 5364 8409
Email: michael.landau@uobgc.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Telephone: (60)(3) 2732 1181
Facsimile: (60)(3) 2732 1100
Email: oskàm@po.jaring.my
Chief Executive Officer: Tan Kok Kheng

OUB-TA Asset Management Sdn Bhd
(a subsidiary)
Menara TA One, 34th Floor
Jalan P Ramlee
50250 Kuala Lumpur
Telephone: (60)(3) 2732 6680
Facsimile: (60)(3) 2732 6682
Manager: Hasnul Ismar

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a wholly-owned subsidiary)
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2719 7005
Facsimile: (886)(2) 2545 6591
Email: uobiatp@seed.net.tw
Manager: Tracy Yin (Ms)

United States Of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602, 48th Street
New York, NY 10036
Telephone: (1)(212) 398 6633
Facsimile: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

UOB Venture Management (USA) Inc.
(a wholly-owned subsidiary)
710 Lakeway Drive, Suite 250
Sunnyvale, California
CA 94086
Telephone: (1)(408) 530 1900
Facsimile: (1)(408) 530 1919
Email: kwseah@uobvm.com.sg
Deputy Managing Director:
Seah Kian Wee

Merchant Banking

Singapore

UOB Asia Limited
(a wholly-owned subsidiary)
80 Raffles Place, 12th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 3171
Facsimile: (65) 6538 6136
Email: Michael.SngBH@UOBgroup.com
Managing Director:
Michael Sng Beng Hock

Australia

UOB Australia Limited
(a wholly-owned subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Regional Head, Australia & New Zealand: Peter Mackinlay
Director & General Manager:
Kevin Yung Kin Man

Hong Kong S.A.R.

UOB Asia (Hong Kong) Limited
(a wholly-owned subsidiary)
United Overseas Bank Building
10/F, 54-58 Des Voeux Road
Central
Telephone: (852) 2868 2633
Facsimile: (852) 2840 0438
Director: Robert Chan Tze Leung
Deputy Chief Executive Officer:
Calfred Yung Wai Kai

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Telephone: (65) 6533 2936/6535 6868
Facsimile: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

Notice is hereby given that the **Sixtieth Annual General Meeting** of members of the Company will be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 9 May 2002 at 12.00 noon to transact the following business:

As Ordinary Business

Resolution 1	To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2001.
Resolution 2	To declare a Final Dividend of 25% less income tax for the year ended 31 December 2001.
Resolution 3	To approve Directors' fees of $410,000 for 2001 (2000: $345,000).
Resolution 4	To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.
	To re-elect the following Directors:
Resolution 5	Wong Meng Meng.
Resolution 6	Sim Wong Hoo.
Resolution 7	Ngiam Tong Dow.
Resolution 8	Tan Kok Quan.
Resolution 9	Prof Lim Pin.
Resolution 10	Margaret Lien Wen Hsien.
Resolution 11	Ng Boon Yew.
	To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:
	"THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr ___________ be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."
	in respect of:
Resolution 12	Wee Cho Yaw.
Resolution 13	Lee Hee Seng.

As Special Business

	To consider and, if thought fit, pass the following ordinary resolutions:
Resolution 14	(a) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the Regulations of the UOB 1999 Share Option Scheme ("the 1999 Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the 1999 Scheme and under the UOB Executives' Share Option Scheme, provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 15 per cent of the issued share capital of the Company from time to time."
Resolution 15	(b) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 10 per cent of the issued share capital of the Company for the time being."

To consider and, if thought fit, pass the following special resolution:

Resolution 16 "THAT the Articles of Association of the Company be amended by inserting the following new Article 102A immediately after Article 102:

102A. Any Director or member of a committee of Directors may participate in a meeting of the Directors or such committee by means of conference telephones/video equipment or similar communication equipment whereby all persons participating in the meeting can hear each other and participating in a meeting in this manner shall be deemed to constitute presence in person at such meeting. A Director participating in a meeting in the manner aforesaid may also be taken into account in ascertaining the presence of a quorum at the meeting."

Notes to Resolutions 5, 6, 8, 9, 12, 13, 14, 15 and 16

Resolutions 5 and 6 are to re-elect Wong Meng Meng and Sim Wong Hoo. Mr Wong is an independent member and Chairman of the Nominating Committee and Mr Sim is an independent member of the Nominating Committee.

Resolution 8 is to re-elect Tan Kok Quan who is an independent member of the Audit Committee.

Resolution 9 is to re-elect Prof Lim Pin who is an independent member of the Compensation Committee.

Resolutions 12 and 13 are to re-appoint Wee Cho Yaw and Lee Hee Seng. Mr Wee is a non-independent member and Chairman of the Compensation Committee, and a non-independent member of the Nominating Committee. Mr Lee is a non-independent member of the Nominating and Compensation Committees.

Resolution 14 is to allow the Directors to issue shares pursuant to the UOB 1999 Share Option Scheme ("the 1999 Scheme") which was approved at the Extraordinary General Meeting of the Company on 6 October 1999 and the UOB Executives' Share Option Scheme ("ESOS") which was approved at the Extraordinary General Meeting of the Company on 10 February 1990. A copy of the Regulations of the 1999 Scheme and ESOS is available for inspection by shareholders during normal office hours at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624.

Resolution 15 is to enable the Directors to issue shares in the Company (other than on a bonus or rights issue) up to an amount not exceeding 10 per cent of the issued share capital of the Company for the time being. This approval will expire at the conclusion of the next Annual General Meeting. The Directors would only issue shares under this resolution where they consider it appropriate and in the interest of the Company to do so.

Resolution 16 is to amend the Company's Articles of Association to enable Directors who are not able to attend meetings in person to take part in the meetings by means of telephone and video conference equipment. This will facilitate the attendance and participation by Directors at meetings even though they are not in Singapore. Under the Code Of Corporate Governance, listed companies are encouraged to have such a provision in their Articles of Association.

By Order Of The Board

Vivien Chan
Secretary
Singapore, 13 April 2002

Notes:

1 A member entitled to attend and vote at the Meeting is entitled to appoint a proxy or proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time set for holding the Meeting.

proxy form

IMPORTANT

1. For investors who have used their CPF monies to buy shares of United Overseas Bank Limited, the Annual Report 2001 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

Total Number Of Shares Held	

UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

I/We ____ (Name)

of ____ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion Of Shareholdings (%)
(a)			

and/or*

(b)			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy to attend and to vote for me/us on my/our behalf at the Sixtieth Annual General Meeting of the Company to be held at the Penthouse, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 9 May 2002 at 12.00 noon and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
1	Financial Statements, Directors' Report and Auditors' Report		
2	Final Dividend		
3	Directors' Fees		
4	Auditors and their Remuneration		
5	Re-election (Wong Meng Meng)		
6	Re-election (Sim Wong Hoo)		
7	Re-election (Ngiam Tong Dow)		
8	Re-election (Tan Kok Quan)		
9	Re-election (Prof Lim Pin)		
10	Re-election (Margaret Lien Wen Hsien)		
11	Re-election (Ng Boon Yew)		
12	Re-appointment (Wee Cho Yaw)		
13	Re-appointment (Lee Hee Seng)		
14	Authority to Issue Shares (Share Option)		
15	Authority to Issue Shares (General)		
	Special Resolution		
16	Amendment of Articles of Association		

Dated this ____________ day of ________________________ 2002

____

Signature(s) or Common Seal Of Shareholder

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1 Please insert the total number of shares held by you and registered in your name, whether in the Register of Members or in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the Meeting.

5 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6 A corporation which is a member may authorise by a resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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UNITED OVERSEAS BANK GROUP

UNITED OVERSEAS BANK LIMITED

HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624

Telephone (65) 6533 9898
Facsimile (65) 6534 2334
Website www.uobgroup.com